Exhibit 99.1

Ag Solutions to
Feed the Future

CROP
▾ Corn
ACRES
80
FARM
1
FIELD
1
TARGET YIELD GOAL
240 BU/ACRE
CALCULATED YIELD GOAL
240 BU/ACRE
PRODUCT Add
PURPOSE
RATE/ACRE
SERVICE
TIMING
DG D52VC91
Seed
0.43 ut
Delivery
March 15
POTASH
Nutritional
100 lb
Nutrien applied
Pre Emerge
28-0-0
Nutritional
5 gal
Grower
2x2
MAKAZE YIELD PRO
Herbicide
32 fluid oz
Nutrien applied
Post Emerge
Nutrien™

Annual Report 2019

1-5	Corporate Overview

6-8	Letter from the President and CEO

9-67	Management’s Discussion & Analysis

	12-20	Nutrien’s Strategy

	21-44	Operating Segment Performance & Outlook

	45-56	Financial Overview

	57-60	Enterprise Risk Management

	61-67	Other and Appendix

68-69	Two Year Highlights

70-133	Financial Statements

134-137	Terms & Other Information

About this report:

You can find this report and additional information on Nutrien on our website at nutrien.com.

While we include certain non-financial performance in this report, more detailed information on our Sustainability strategy and performance is provided on our website at nutrien.com/sustainability.

All financial data in this report is stated in US dollars unless otherwise noted.

The Corporate Overview and letter from the President and CEO contain certain non-IFRS financial measures which do not have a standard meaning under IFRS including:

• EBITDA, adjusted EBITDA and Potash adjusted EBITDA	• Retail EBITDA per US selling location
• Adjusted net earnings per share	• Adjusted net debt
• Free cash flow and free cash flow including changes in non-cash working capital

For definitions, further information and reconciliation of these measures to the most directly comparable measures under IFRS, see “Non-IFRS Financial Measures” beginning on page 63.

See pages 134 and 135 for definitions, abbreviations and terms used in the annual report.

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Ag Solutions

to Feed the

Future

At Nutrien, we are committed to supporting growers across the globe that are faced with the challenge of producing more, high-quality food while at the same time being more productive, sustainable and profitable. We are transforming the agricultural industry by developing and offering growers innovative tools, solutions and technology to address this challenge.

We operate across the agricultural value chain from ground to grower.

With a world-class low-cost production platform, extensive distribution network and direct relationships with growers, we are uniquely positioned to deliver value to all our stakeholders.

We will continue to build the best channels to reach and serve our customers and stand shoulder-to-shoulder with them as we lead the industry in providing Ag Solutions to Feed the Future.

2Billion	#1	>500 K
ADDITIONAL PEOPLE TO FEED BY 2050 [1]	AGRICULTURE RETAILER AND CROP NUTRIENT PRODUCER BY SIZE	NUMBER OF NUTRIEN GROWER ACCOUNTS

[1] Source: FAO

Nutrien Annual Report 2019	1

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Why Invest in Nutrien?	The Path to Create Superior Long-Term Value
	Nutrien is well-positioned within the Ag sector with its unique and value-enhancing integrated business model. We have a clear path to grow returns for shareholders by developing	leading whole-acre solutions, continually optimizing our production profile and lowering costs, while maintaining significant leverage to a potential upturn in the crop input market.

Broad Exposure to Ag Value Chain Well positioned to deliver value with the strength of our people, products, supply chain, data and technology across the Ag value chain.
Superior Returns with Lower Risk Our business model has historically displayed earnings stability while still offering significant leverage to the agriculture cycle.
Financial Strength & Flexibility Diverse earnings, strong free cash flow and balance sheet and integrated model facilitate efficient allocation of capital.

2	Nutrien Annual Report 2019

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Nutrien is changing the meaning of an agricultural input supplier. We are developing products, services and systems that position our company to make a step-change in leading the next wave of agricultural sustainability, reducing our environmental footprint and reinforcing our commitment to diversity and inclusion (D&I).

Integrated model has unique competitive advantages with improved utilization rates and supply chain efficiencies paired with well-positioned assets globally.

Lower earnings volatility relative to our peers mitigates risk for Nutrien investors and reduces the cost of capital.

Positioned to grow our business and return meaningful cash to shareholders through a disciplined “compete for capital” strategy.

[1] 2018 and 2019 dividend yield calculated as dividend per share ($1.72/sh and $1.80/sh annualized respectively) divided by share price as at December 31, 2018 and December 31, 2019 respectively.

Nutrien Annual Report 2019	3

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

2019 Financial & Operating Highlights	Growing, Performing, Sustaining
	At Nutrien, we are growing our business – efficiently and sustainably – to create value for our stakeholders. We are raising expectations of what an	agriculture company can be by improving our business today and continually positioning ourselves for tomorrow.

1 North American digital Retail sales as a proportion of North American Retail sales that are available for purchase online.

Find out more at nutrien.com

4	Nutrien Annual Report 2019

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Financial &

Operating

Summary

Year ended December 31

(in millions of US dollars, unless otherwise noted)	2019	2018	Change (%)

Financial Performance

Sales	$20,023	$19,636	+2

Gross Margin	5,441	5,392	+1

EBITDA	3,661	2,006	+83

Adjusted EBITDA	4,025	3,934	+2

Retail EBITDA	1,231	1,206	+2

Potash EBITDA	1,593	(203)	n/m

Potash Adjusted EBITDA	1,593	1,606	-1

Nitrogen EBITDA	1,239	1,215	+2

Phosphate EBITDA	194	255	-24

Earnings (loss) per Share from Continuing Operations	1.70	(0.05)	n/m

Adjusted Net Earnings per Share	2.17	2.68	-19

Strategic Initiatives

Annual Run-Rate Synergies	$650	$521	n/m

Free Cash Flow	$2,157	$1,975	+9

Dividend Payout/Free Cash Flow	47%	48%	-1

Adjusted Net Debt/Adjusted EBITDA	2.5x	1.6x	+56

Working Capital Ratio	1.2	1.4	-14

Non-Financial Performance

Lost-Time Injury Frequency [1]	0.34	0.34	–

Total Employees	22,300	20,300	+10

Employee Turnover Rate [2]	13%	14%	-1

Community Investment	$17	$17	–

Environmental Incidents	23	22	+5

1 Frequency based for every 200,000 hours worked.

2 2018 data was restated.

n/m – Not a meaningful variance change.

Nutrien Annual Report 2019	5

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Letter from the President and CEO	Nutrien is built to deliver superior value through the agriculture cycle. We are a company that has generated and expects to generate more stable earnings than our peers and have made accretive investments through the ups and downs of the market. Through 2019, where challenging weather and escalating trade issues created headwinds for our industry, we remained focused on executing our strategic plan and demonstrating the strength of our model.

Despite modest earnings growth in 2019, we used the strength of our cash flows and balance sheet to return capital to shareholders – and knowing that tremendous opportunities often emerge during challenging times – to invest in future growth. We allocated capital to expand our Retail business, repurchase shares and increase our dividend. We also made important investments in our digital capabilities which we believe will transform the Ag retail industry and further enhance our position as the global leader and strengthen the competitiveness of our crop nutrient businesses to better succeed under any market condition.

Reflecting on 2019 – and looking ahead to what we expect to be an exciting new decade for the company – I believe three things are clear:

•	Management is focused on controlling our controllables;

•	We have a clear roadmap to create value for shareholders. This is embedded in our culture and we are executing in accordance with it; and

•	Our purpose-driven culture drives us to be a leader of sustainability in our industry.

Execution on our

strategic plan

I am extremely proud of how our employees delivered in the face of difficult market conditions in 2019. We completed our Merger initiatives, including capturing $650 million in run-rate synergies this past year. This was 30 percent higher than our commitment to shareholders at the time of the Merger and we captured it well ahead of schedule. Our journey has just started, and we will continue to look for opportunities to enhance our competitive position by unlocking additional operational and supply chain efficiencies across our global network.

We delivered $4.0 billion in adjusted EBITDA in 2019, up modestly from the previous year. However, free cash flow was $2.2 billion in 2019, and $2.6 billion including changes in non-cash working capital, both up significantly from the previous year. With the benefit of Merger synergies and a focus on controlling costs, we were able to offset pressure from lower fertilizer prices and reduced crop input demand in many of our key markets this year.

Our Retail operations, Nutrien Ag Solutions delivered strong performance, despite trade uncertainties and losing 17 million acres of seeded cropland in the US this year due to excessive wet weather. We were able to maintain margins and grow market share due to the strength of our sales, service and supply chain network.

We also made significant progress on our Retail digital strategy including the launch of e-commerce capability and integrated farm-planning tools. The early performance indicators of these digital tools are very positive. For example, the proportion of sales of product available for purchase online reached over 20 percent in the third quarter and averaged 11.5 percent throughout the year. As we continue to enhance our digital offerings, we expect to serve our customers more efficiently, drive down costs, reduce working capital and grow our market share.

After a strong start to 2019, our crop nutrient businesses were impacted by challenging market conditions in the second half of the year. In Potash, we generated $1.6 billion of EBITDA over the year, despite having to take significant production downtime during the fourth quarter related to a temporary slowdown in demand. Despite the near-term weakness in market conditions, we expect demand to rebound in 2020, and we remain

6	Nutrien Annual Report 2019

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Chuck Magro, President and Chief Executive Officer – Nutrien

well positioned to serve our customers’ needs.

Safety is our top priority and we made strides to further infuse a culture of safety throughout our organization, including by holding our first ever global virtual Safety, Health & Environment summit. Despite progress in several areas we still have work to do as we experienced one life altering incident this year. We will be relentless in our commitment to improve our safety performance and ensure everyone goes home safe every day.

“With the benefit of Merger synergies and a focus on controlling costs, we were able to offset pressure from lower fertilizer prices and reduced crop input demand in many of our key markets this year.”

Path to delivering

long-term value

Nutrien is both integrated and diversified and our business model is designed for superior performance even during volatile market conditions. Our strategy is centered on growers and their needs. From the essential nutrients we produce at our operations to the more than 3,400 crop consultants we have working shoulder-to-shoulder with growers around the world, we have one clear objective: help our customers to be more profitable, productive and sustainable.

We have some of the world’s highest-quality, lowest-cost crop nutrient production assets, combined with an unparalleled Ag Retail distribution network. We leverage our unmatched size, scale and platform to create superior long-term shareholder value.

In Nutrien Ag Solutions, we have an opportunity to transform the industry through scale, efficiency and digital leadership. We allocated approximately $1.0 billion to grow our Retail footprint and enhance our offering of higher-margin proprietary products in 2019. We expect to continue to invest heavily in this business over the next five years to expand our network in core markets, including additional growth in Brazil, enhance our product and technology offerings and drive organic growth.

Our focus in Potash is to strengthen our industry-leading position through further network optimization. We have unmatched volume optionality with the ability to ramp-up approximately 6 million tonnes of production capability at current sites with virtually no incremental investment. We also see a path to bring on additional brownfield capacity quicker and cheaper than anyone else should the

Nutrien Annual Report 2019	7

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

market require. In Nitrogen, we are investing approximately $200 million to complete high-return brownfield projects and we successfully converted our Redwater phosphate facility to an ammonium sulfate facility on time and on budget.

Returning cash to shareholders is also a priority for the company. We allocated $5.7 billion to shareholders through dividends and share buybacks since the inception of Nutrien at the beginning of 2018, which is unmatched in our industry. The stability of our Retail earnings supports a steady and growing dividend. We also repurchased over 11 percent of our initial outstanding shares and will evaluate future share buybacks on a compete-for-capital basis.

Leader in Sustainability

Our purpose, grow our world from the ground up, defines our people, our strategy and the role we play as a leader in sustainability. We have three clear sustainability priorities: lead innovation in sustainable agriculture, reduce our environmental footprint, and champion D&I in the Ag industry.

“We continue to make significant investments in the area of sustainability. We have built a portfolio of products and solutions that help growers make their operations more sustainable.”

This includes products such as our Environmentally Smart Nitrogen (ESN), new ag-biological products and our investment in digital tools that help growers make more informed decisions. Our recent acquisitions of Agrible and Waypoint enhance our ability to provide real-time sustainable solutions and agronomic advice to our customers. Sustainable agriculture will shape the strategy and direction of our company – in fact, we plan to be the leader in promoting sustainable agriculture.

We also made important investments at our production facilities including emission controls at our nitrogen facilities, investments in mining automation, and expanding our capacity of diesel exhaust fluid that lower vehicle emissions.

We will leverage these investments across the value chain as we build a climate-smart agriculture strategy that is integrated into the long-term plans for each of our business units. Later in 2020, we expect to provide more detail on our Environmental, Social and Governance (ESG) strategy and targets for reducing emissions across our value chain.

Nutrien is committed to promoting a diverse and inclusive workforce and our D&I strategy extends this principle to our supply chain, local communities and the agriculture sector. We are committed to the 30% Club principles of promoting gender diversity on our Board. We have been recognized as a top employer nationally and strive to continue to develop our people and our human resources processes.

Summary

Nutrien was built to be the leading global integrated Ag Solutions provider with a unique platform for generating growth and value. It was also designed to withstand challenging market conditions and capitalize on favorable longer-term market trends. We saw a confluence of factors that created significant headwinds for global crop input demand in 2019, however, we expect the agriculture fundamentals to improve in 2020 and set us back on the cyclical recovery that we started to see in 2018. In the meantime, we remain focused on factors that we can control in order to deliver long-term value for all stakeholders.

Finally, we are a company that thinks beyond our financial performance. We have a tremendous group of people that work hard every day to address some of the world’s biggest sustainability challenges. By doing so we play our part in delivering Ag Solutions to Feed the Future.

Thank You

Chuck Magro

President and Chief Executive Officer

February 19, 2020

8	Nutrien Annual Report 2019

Welcome
Weather Story
Markets
Enjoy these benefits by linking your Nutrien retail account.
Link Account
Account Activity
Make quick and easy online payments, with the option of viewing statements and invoices

Management’s

Discussion &

Analysis

As at and for the year ended

December 31, 2019

12	Strategy

21	Operating Segment Performance & Outlook

	22-27	Retail

	28-33	Potash

	34-39	Nitrogen

	40-43	Phosphate

	44	Corporate & Others

45	Financial Overview

The following management’s discussion and analysis (“MD&A”) is the responsibility of management and is dated as of February 19, 2020. The Board of Directors of Nutrien carries out its responsibility for review of this disclosure principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews and, prior to its publication, recommends to the Board of Directors approval of this disclosure. The Board of Directors has approved this disclosure. The term “Nutrien” refers to Nutrien Ltd. and the terms “we,” “us,” “our,” “Nutrien” and “the Company” refer to Nutrien and, as applicable, Nutrien and its direct and indirect subsidiaries as a group. This MD&A is based on the Company’s audited consolidated financial statements for the year ended December 31, 2019 (“financial statements”) prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) unless otherwise stated.

This MD&A contains certain non-IFRS financial measures which do not have a standard meaning under IFRS and, therefore, may not be comparable to similar measures presented by other issuers. Such non-IFRS financial measures include:

• EBITDA, Adjusted EBITDA and Potash Adjusted EBITDA	• Gross margin excluding depreciation and amortization per tonne - manufactured	• Retail cash operating coverage ratio
• Adjusted net earnings and adjusted net earnings per share		• Retail normalized comparable store sales
• Adjusted EBITDA and adjusted net earnings per share guidance	• Potash cash cost of product manufactured	• Retail EBITDA per US selling location
• Free cash flow and free cash flow including changes in non-cash working capital	• Ammonia controllable cash cost of product manufactured	• Nutrien Financial receivables
	• Adjusted net debt	• Debt-to-capital ratio (see disclosures on page 53)
• Retail adjusted average working capital to sales
For definitions, further information and reconciliation of these measures to the most directly comparable measures under IFRS, see “Non-IFRS Financial Measures” beginning on page 63.
Also see the cautionary statement on forward-looking information on page 62.

All references to per share amounts pertain to diluted net earnings (loss) per share. Financial data in this annual report are stated in millions of US dollars which is the functional currency of Nutrien and the majority of its subsidiaries unless otherwise noted. N/m indicates information that is not meaningful.

See pages 134 and 135 for definitions, abbreviations and terms used in the annual report.

Additional information relating to Nutrien (which, except as otherwise noted, is not incorporated by reference herein), including our Annual Information Form for the year ended December 31, 2019, can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The Company is a foreign private issuer under the rules and regulations of the US Securities and Exchange Commission (the “SEC”).

The information contained on or accessible from our website or any other website is not incorporated by reference into this MD&A or any other report or document we file with or furnish to applicable Canadian or US securities regulatory authorities.

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Nutrien’s Global Profile	We will provide industry-leading Ag Solutions to Feed the Future.

We have operations and investments in 14 countries, with over 22,000 employees and more than 500,000 grower accounts worldwide. We operate the world’s premier Ag Retail network, supplying growers with the latest products, services and technology. As the world’s largest producer of fertilizers, we have some of the highest-quality and lowest-cost production assets. Our extensive supply chain allows us to deliver products to the market with improved efficiency.

North

America

10	Nutrien Annual Report 2019

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

To view and download	To view A Day in the Life of	To view the Nutrien Potash
our Industry Factbook,	Nutrien Ag Solutions, visit	Facility Tour, visit
visit https://www.nutrien.com/	https://www.nutrien.com/what-	https://www.nutrien.com/what-
resources	we-do/our-business/retail	we-do/our-business/potash

Africa/Asia

Nutrien Annual Report 2019	11

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Nutrien’s Strategy

Nutrien’s strategy begins with the depth and breadth of our unique portfolio of assets that span the crop input and services value chain.

As the leading diversified and best positioned company in the crop input Ag sector, our strategy focuses on creating value through the cycle and developing a platform for growth while minimizing risks. This creates cost, revenue and supply chain synergies that deliver value for our customers and other stakeholders.

Building a unique	Create the	Own the leading
relationship with	best channel to	production assets and
the grower	the customer	proprietary offerings

We are the leading retailer of crop inputs and services across key Ag markets where we operate with an award-winning digital platform and over 3,400 agronomists serving growers from more than 2,000 retail locations across North America, South America and Australia. We enrich our relationships by offering our customers a full suite of solutions to meet their needs. Technology, innovation and data are integral to providing Ag Solutions to Feed the Future, which is why we have a clear vision for developing the leading digital agricultural platform supported by our people, products, extensive distribution network and systems.

We unlock value through integration and innovation across our supply chain and our approach to market. The types of products and services we offer require significant supply chain investments, particularly given the seasonal nature of our industry. In North America alone, we have more than 1,800 distribution points with approximately 6.3 million tonnes of storage capacity. We are further solidifying our leading position in the marketplace and expanding our reach to customers through a tuck-in acquisition and consolidation strategy in North America, a growth strategy in Brazil and integrating Ruralco into our business in Australia.

We own and operate the world’s leading fertilizer assets with 25 million tonnes of sales in 2019, which have significant cost and/or market advantaged positions. We have approximately 6 million tonnes of additional available potash capacity which we expect to draw upon in the coming years. We are optimizing our production assets to lower costs, investing in high-return nitrogen brownfield capacity expansions and implementing technologies across our business to reduce carbon emissions. We also develop value-enhancing offerings that help growers optimize yields and address challenges.

12	Nutrien Annual Report 2019

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Priorities & Performance	We focus on several key priorities to support the execution of our corporate strategy and deliver superior long-term results for our stakeholders.

In each of these areas we set clearly defined targets and performance metrics that measure our progress. Our strategy and performance are supported by governance oversight and risk management by our leaders and Board of Directors.

Sustainability	14-15	Growth & Capital Allocation	16-17

Be at the forefront of Ag related Environmental, Social and Governance (ESG), including building a climate-smart agricultural strategy		Grow our business and create value by more efficiently allocating capital through the cycle

Innovation & Technology	18-19	Employees	20

Drive growth through innovation and digital solutions		Foster a purpose-driven culture that supports growth, diversity and inclusion

Nutrien Annual Report 2019	13

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Sustainability	Find out more at nutrien.com/sustainability

Sustainability Initiatives	LEAD THE NEXT WAVE OF SUSTAINABLE AGRICULTURE Acquired Actagro and Agrible – companies that focus on soil and plant health and enable analysis of on-farm sustainability practices.	MINIMIZE OUR ENVIRONMENTAL FOOTPRINT Baselining our environmental impact, implementing efficiency projects and developing a long-term environmental strategy.	CHAMPION DIVERSITY AND INCLUSIVE GROWTH IN THE AGRICULTURE INDUSTRY Addressing D&I across our company, value chain and communities where we operate.

Nutrien is integrating sustainability across the company by focusing on three priorities that contribute to the United Nations Sustainable Development Goals.

2019 Performance

Actagro	1.2Mmt	25%
SUSTAINABLE AG SOLUTIONS ACQUISITION	CAPTURED CO2	PROPORTION OF FEMALE VICE PRESIDENTS AND ABOVE

14	Nutrien Annual Report 2019

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Sustainable Agriculture

Our goal is to lead the next wave of sustainability in agriculture by developing solutions for our customers that increase crop yields, enhance their profitability and enable greater environmental stewardship. We aim to accomplish this goal through three key areas:

1. Develop solutions that increase nutrient availability and uptake by crops, improving productivity and crop resilience and reducing overall losses to the environment. Our 2019 acquisition of Actagro, a manufacturer of environmentally sustainable soil and plant health products and technologies, is expected to contribute to growth and progress.

2. Enhance the data linkage between growers and downstream partners, such as food production companies and carbon markets. Our goal is to increase the data and analytical capabilities for on-field sustainability information tracking and enable insight and connectivity through our industry-leading Retail digital tools.

The acquisition of Agrible in 2018 adds field-level predictive analytics to our digital platform enabling farmers to quantify their performance and pursue opportunities for continuous improvement. In 2019, we began the integration of this tool into our digital platform for a broad customer roll-out.

3. Collaborate with our stakeholders to enable the uptake of best practices. This approach requires collaboration at multiple levels, including with government, regulatory agencies and international and local non-governmental organizations.

Environmental Footprint

Nutrien is committed to reducing its environmental footprint and has established a baseline to understand our current state and identify future areas of opportunity and investment. Reducing our footprint means we are focused on air emissions, water usage and discharge, and waste.

Climate change is a key focus for Nutrien and we are committed to reducing greenhouse gas (GHG) emissions within our operations and across our value chain. Fertilizer production, especially nitrogen fertilizer, generates GHG emissions;

however, nitrogen is critical for healthy crops and soil organic carbon. Agricultural practices that increase yield on land reduce pressure to convert additional land to food production. Improved fertilizer use efficiency contributes to soil health and makes a positive impact to climate change by sequestering carbon naturally. This year, we obtained external assurance on our 2018 baseline scope 1 and 2 GHG emissions, which we expect to be provided in our 2020 ESG Report. We are also engaged in assessing our scope 3 GHG emissions inventory. Later in

2020, we plan to provide more detail on our climate strategy and targets for reducing emissions across our value chain.

Water is important to our operations and is primarily used in our fertilizer production facilities and we are taking action to reduce our water use and increase water recycling. Examples include recycling water in a closed-loop system, using on-site collection ponds, and in some cases, using non-potable water sources to reduce intake of fresh water.

Diversity and Inclusive Growth

Nutrien is committed to diversity and inclusion within our workforce, our supply chain, local communities and the agricultural sector. D&I is an important component of how we deliver on our goal to be the leading integrated Ag Solutions provider. We aspire to lead in diversity and inclusion by focusing on a world class approach which links inclusion with our global sustainability agenda.	This means our strategy includes both internal and external efforts and advocacy and collaboration with multiple stakeholders. A key component is our focus on advancing our workforce diversity efforts through attracting, developing and engaging talent and creating an inclusive culture. In addition, we work to advance supplier diversity, partnerships and community advocacy for inclusion. An example of this is our Aboriginal Engagement strategy which focuses on opportunities in our workforce, supply chain and community investment.

In 2019, Nutrien renewed its partnership with the Saskatoon Tribal Council. Through a memorandum of understanding, Nutrien continues a commitment to initiatives and events that ensure our Indigenous partners share in opportunities both as employees and as suppliers.

Nutrien Annual Report 2019	15

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Growth & Capital Allocation

Growth & Capital Allocation Initiatives	SAFE AND RELIABLE ASSETS Efficiently maintaining our assets and managing associated costs to provide safe and reliable production to optimize returns.	GROW Expanding our footprint and optimizing our business to provide stable and growing financial returns while minimizing risk and protecting our balance sheet.	COMPETE FOR CAPITAL Prudently allocating capital to the best risk adjusted opportunities to lead future growth and increase cash returns to shareholders.

Nutrien is focused on financial growth and creating long-term value through capital allocation. We believe our integrated model provides greater opportunity to allocate capital more efficiently through the cycle and provide superior financial returns for shareholders.

2019 Performance

$1.0B	~50%	$3.0B	$2.0B
SUSTAINING CAPITAL	OF CAPITAL DEPLOYMENT	CASH USED FOR	ACQUISITIONS,
EXPENDITURES	TO DIVIDENDS AND SHARE	DIVIDENDS AND SHARE	INVESTMENTS AND GROWTH
	REPURCHASES	REPURCHASES	PROJECT SPENDING

16	Nutrien Annual Report 2019

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Nutrien’s capital allocation strategy is simple and clear. The first priority is to sustain our assets to ensure that we have safe and reliable operations. Sustaining capital spending totaled $1.0 billion in 2019, which is in line with our depreciation.[1]	The next priority is to protect the balance sheet. We target an investment-grade credit rating throughout the cycle which provides reliable access to capital and financial flexibility, allowing us to be opportunistic when value-enhancing opportunities arise.

We are focused on delivering to shareholders a stable, predictable and growing dividend underpinned by growth in our Retail business unit. We have increased the dividend twice since Nutrien’s inception and target a payout range of 40 to 60 percent of free cash flow through the cycle.

We allocate the remaining free cash flow on a compete for capital basis. Our internal approval process and strict hurdle rates ensure that we are allocating capital to the best alternatives on a risk adjusted basis.

Nutrien’s long-term financial growth is primarily within our control by investing in our world class Retail distribution network, growing our crop nutrient production and optimizing the combined network. Firstly, we are expanding our Retail footprint in key regions and unlocking value by leveraging the scale of our existing platform which is expected to provide stable and growing earnings.

In 2019, we allocated approximately $1.0 billion to grow our Retail footprint and product offering in the US and Australia. We also returned $3.0 billion to shareholders through share repurchases and dividends.

Secondly, we have a clear strategy and measurable goals for optimizing crop nutrient production by reducing costs and investing in low-cost and low-risk expansion projects. As we optimize and expand capacity, earnings leverage to crop nutrient price recovery increases significantly.

During low points of the cycle, we expect to focus on growing our crop nutrient production, distributions to shareholders and transformational opportunities. At the high points of the cycle, we expect to focus on organic growth opportunities and reducing leverage. The stability of Retail allows us to keep growing this business and our dividend throughout the cycle.

[1]	Depreciation excluding the impact of PPA adjustments as a result of the Merger and depreciation of right-of-use assets recognized upon adoption of IFRS 16 “Leases”.

Nutrien Annual Report 2019	17

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Innovation & Technology

Innovation & Technology Initiatives	RETAIL DIGITAL PLATFORM Our digital platform aims to provide the leading digital offering to growers.	NEXT GENERATION POTASH We are adopting innovative mining tools and creating ways to increase productivity, lower costs and create a safer work environment for our people.	PRODUCT INNOVATION Develop solutions that increase nutrient availability and uptake by crops, improving productivity and crop resilience and reducing overall losses to the environment.

We invest in new products, processes and digital solutions to better serve our customers, increase efficiency, improve employee safety and deliver environmental benefits. Providing Ag Solutions to Feed the Future requires us to expand the boundary of the current state of agriculture.

2019 Performance

11.5%	$63	+150
PROPORTION OF NORTH AMERICAN SALES THROUGH THE DIGITAL PLATFORM	POTASH CASH COST OF PRODUCT MANUFACTURED PER TONNE	NEW PROPRIETARY PRODUCTS IN 2019

18	Nutrien Annual Report 2019

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Retail Digital Platform

We are investing over $60 million per year to deliver the leading digital platform in the Ag retail sector. The platform provides our customers with a one-stop shop for account management, farm planning, agronomic tools, ecommerce and crop input financing.

North American Retail customers representing approximately $6.6 billion in annual sales are currently signed up on the platform. Payments made through the customer portal reached $336 million in 2019.

As we continue to enhance our digital offerings we expect to more efficiently serve our customers, drive down supply chain costs, reduce working capital and increase our share of the market while leading sustainable agriculture initiatives in our industry.

Next Generation
Potash Program

Our goal is to operate the safest, most efficient, lowest-cost potash operations in the world. We launched a series of initiatives to improve our potash operations. Through operational excellence, we aim to improve processes from the mine face to the mill and our logistic channels. We expect to leverage data analytics and automation to drive more value.

Our operations are implementing and piloting initiatives with a focus on autonomous mining, advanced process control, dynamic scheduling, connected workforce, and predictive maintenance. We anticipate these initiatives will enhance the safety of our operations and will lower costs by leveraging these technologies as we ramp up production.

Product Innovation

We have invested in more than 1,850 proprietary products, including patented technologies in crop nutrients, crop protection, biocatalysts and seed. We develop these products at the more than 30 facilities dedicated to innovation, breeding and associated production.

Nutrien developed ESN, the market’s leading controlled release nitrogen product, and continues to focus on the innovation of new fertilizer products including ag-biologicals that provide both agronomic and environmental benefits. This year we also introduced a Smart Nutrition MAP – a micronized sulfur MAP which speeds sulfur delivery to the plant and reduces the potential for sulfur loss.

Nutrien Annual Report 2019	19

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Employees

Employees Initiatives	LEADERSHIP AND TALENT DEVELOPMENT	EMPLOYEE EXPERIENCE Focusing on the experience of Nutrien employees informed by frequent and focused listening events upon which action is taken.	DIVERSITY & INCLUSION Continued focus on increasing diversity within the organization and increasing our employees’ experience of inclusion.
Launching a global leadership development framework which includes development programming for all levels of employees.

Our strategy is to attract, develop and engage skilled and diverse employees who are committed to Grow Our World from the Ground Up. Our focus on employee development, D&I, engagement and wellness nurtures the best ideas and attracts the best talent to help achieve our purpose.

Leadership and Talent Development

2019 marked the implementation of a customized Nutrien global Leadership Development Program. The program will be cascaded across Nutrien, and will focus on developing authentic leadership, leading in accordance with Nutrien’s key principles, and increasing leaders’ knowledge of Nutrien’s integrated business model. Focused efforts are underway to provide supporting development programming at all levels across Nutrien, to reinforce and develop leadership behaviors aligned with the organization’s values and engagement principles.

Employee Experience

In 2019, we continued harmonization of our people programs and focused on managing and monitoring the experience of our employees through frequent listening activities. We conducted nine formal listening events with various employee groups involving nearly 19,000 individuals and used the results to prioritize our efforts to improve the employee experience. In 2020, we will continue to use employee listening as a driver to improve all aspects of the employee experience, with a targeted focus on the wellness of our employees; physically, mentally, financially, and through the community.

Diversity & Inclusion

A diverse and inclusive workforce provides a sense of belonging for our employees, enhances our organizational strength and better reflects our customers and stakeholders. We have a strategy of increasing representation of underrepresented groups and ensuring employees feel valued and respected. In 2019 we set defined goals of having 30 percent female Vice Presidents by the end of 2020 and 20 percent female Senior Leaders by the end of 2022. In 2020, we will increase our efforts to attract women and individuals with military experience in North America and continue to focus on the recruitment of Aboriginal people in Canada.

2019 Performance

13%	19,000	$17M
EMPLOYEE TURNOVER	INDIVIDUALS INVOLVED	SPENT ON COMMUNITY
	IN LISTENING EVENTS	INVESTMENT

20	Nutrien Annual Report 2019

Operating Segment Performance & Outlook

We report our results in four operating segments: Retail, Potash, Nitrogen and Phosphate.

•  Our reporting structure reflects how we manage our business. In the first quarter of 2019, our Executive Leadership Team reassessed our product groupings and decided to evaluate the performance of ammonium sulfate as part of the Nitrogen segment, rather than the Phosphate and Sulfate segment as previously reported in 2018.

•  Net earnings (loss) from continuing operations before finance costs, income taxes, and depreciation and amortization (“EBITDA”) is the primary profit measure used to evaluate performance and allocate resources in each of our operating segments.

•  Net sales (sales revenues less freight, transportation and distribution expenses) is the primary revenue measure used in planning and forecasting in the Potash, Nitrogen and Phosphate operating segments.

22-27	Retail

28-33	Potash

34-39	Nitrogen

40-43	Phosphate

44	Corporate & Others

Retail

2% RETAIL EBITDA GROWTH IN 2019

318 NUMBER OF RETAIL LOCATIONS ACQUIRED IN 2019

$967K RETAIL EBITDA PER US SELLING LOCATION

11.5% PROPORTION OF NORTH AMERICAN SALES THROUGH THE DIGITAL PLATFORM

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Retail

Operating

Environment

Our Business	Our Retail business provides a complete set of crop input products and solutions, including seed, crop protection, fertilizers and other crop inputs, as well as associated services, agronomic advice, financing and leading-edge digital capabilities.

As the world’s largest retail distributor of crop inputs, we operate more than 2,000 retail locations across the US, Canada, Australia and key areas of South America. Our operations service more than 500,000 grower accounts globally and over 100 crops, with corn, soybeans, wheat and canola accounting for the majority of our business.

We have more than 3,400 agronomists and field experts working directly with growers to help optimize crop yields and maximize economic returns from their farm businesses. Our digital platform aims to provide the leading digital offering to growers, improve ease of doing business and provide unprecedented insight for our customers with the goal of adding advisory value at each stage of the growing season.

Our experts help growers implement sustainable management practices based on a thorough understanding of soils, climate conditions and crop requirements, and by utilizing our portfolio of leading products and services.

We also manufacture and sell a full range of advanced proprietary crop protection products and nutritionals that provide farmers with a portfolio of useful and competitive choices to successfully grow and protect their crops and livestock. Proprietary products also provide meaningfully higher margins than national brand offerings as we procure and blend the products at seven formulation facilities across our key markets.

Our Strategy	We are focused on being the Ag Retailer of the future by creating the leading channel to the customer and further enhancing our relationship with the grower.

We will leverage our position as the largest Ag Retailer by combining a strong local presence with the responsiveness of our world-class supply chain and whole-acre solutions. In 2019, we established a five-year strategy to enhance our Retail platform and set out four key pillars to guide our pathway to transforming our relationship with the grower.

Further Consolidate the Retail Industry:

We expect to continue to make strategic acquisitions in our key target markets and leverage our scale, experience, supply chain and whole-acre solutions to create additional value for our customers.

Create the Leading Ag Retail Digital Platform:

We expect to offer growers the leading products, agronomic services and digital interface. We intend to further enhance our award-winning digital platform by creating value-added features, expanding our credit offering for growers and by entering into strategic partnerships.

Drive Organic Growth and Increase Efficiency:

Through optimization of our supply chain and leveraging unprecedented insight from our digital platform, we expect to improve efficiency. We intend to further strengthen Nutrien Financial capabilities and provide customers with a seamless purchasing and planning experience.

Enhance Proprietary Product Offering:

We aim to enhance our product portfolio through innovation, collaboration and focused acquisitions to provide comprehensive solutions to growers including innovative and sustainable specialty products.

Nutrien Annual Report 2019	23

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

2019 Performance	In 2019, we finalized a number of accretive acquisitions including Ruralco, the third largest Ag Retailer in Australia, and Actagro, a manufacturer of environmentally sustainable soil and plant health products and technologies.

We also completed numerous tuck-in acquisitions in North America and Australia, and established an office in Brazil where we are building out our network. This includes greenfield location builds and progressing on our pipeline of acquisition opportunities.

We enhanced our award-winning digital platform by adding online purchasing, account payment and management, and advisory services. Through 2020 and 2021, we intend to add new functionality that includes crop planning, field level insight and crop input recommendations. We offer to our customers flexible financial solutions in support of Nutrien’s agricultural product and service sales. We manage our credit portfolio through Nutrien Financial.

During a notably difficult growing year, we increased our Retail EBITDA per US selling location and grew our digital platform.

Digital Progress (2019 North America)
Purchasing of key crop protection products, order online or have your agronomist do it on your behalf	Proportion of North American revenue from customers signed up on the Digital Platform
Pay bills online, look up past purchases, see account balances, downloadable for tax/banking purposes
Notifications of new statements, invoices and licenses/permits	Retail sales ordered through the digital platform
Latest weather outlook & grain market information
Farm insight app with current spray conditions, radar for rain & temp, last 24 hours of rainfall, and national rainfall layers	Customer payments made through the Customer Portal

Competitive Landscape	The retail landscape in most developed agricultural markets is comprised of numerous competitors of differing size and ownership structure.
	Most markets are fragmented and we believe scale and size are required in order to meet evolving grower needs. Growers want a full suite of products, services and solutions, rooted in sound unbiased agronomic advice and analytics, stressing the importance of timely delivery and reliability of supply.	In North America and Australia, we compete with mid-sized national retailers, co-operatives and smaller independent operations. In Brazil, the market is characterized by smaller independent owners and represents an opportunity for larger retailers, including Nutrien, to enhance the product, service and solution offerings to growers.

24	Nutrien Annual Report 2019

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

2019 Market Conditions

Unprecedented precipitation in North America in the first half of 2019 impacted planting and pressured crop input demand.

Growers in the US claimed a record 20 million acres in Prevented Plantings in 2019, driven by record precipitation during the planting season. Not only did record area go unplanted, but many growers were unable to apply pre-plant herbicide and fertilizers.

Lower US acreage and poor early crop development conditions significantly reduced US corn and soybean production in 2019, which began to support crop prices. Strengthening crop prices were, however, capped by weak global demand driven, in part, by continued impacts of the US-China trade dispute and the African Swine Fever in China.

Strong South American soybean and corn production in 2019 offset some of the production losses in the US, but Brazilian crop inventories ended the year historically low. Tight soybean and corn inventories provided support for local crop prices and in turn crop input demand.

Drought continued to negatively impact Australian crop production, driving wheat yields approximately 20 percent below long-term trend levels and creating a headwind for Australian crop input demand. Considering the historical severity of the drought, both crop yields and crop input demand have been very resilient versus historical drought events.

Market Outlook

We expect a rebound in US crop acreage will support increased crop input demand in 2020.

We expect US growers will return to historic planting acreage in 2020, including approximately 94 million acres of corn and 85 million acres of soybeans. This alone represents an increase of more than 14 million acres from 2019 levels.

Additionally, we anticipate higher North American fertilizer application rates in 2020, driven by improved affordability and lower than normal fall application in parts of the US and Canada due to a delayed harvest and challenging fall weather conditions. Grower sentiment is positive, and we expect this to support higher than normal spring fertilizer applications for all primary nutrients.

Soybean production in Argentina and Brazil are expected to be at or near record levels, supported by favorable growing conditions. Additionally, we expect growers in Brazil to increase Safrinha corn planting supported by strong local prices. We expect strong production will result in high nutrient removal and support crop input demand in 2020.

Weather will continue to be an important factor as higher planting in North America and South America will require more normal weather conditions. Precipitation in Australia has recently improved, however, conditions during the winter crop growing season will be critical to 2020 crop production.

Nutrien Annual Report 2019	25

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Retail

Financial

Performance

(millions of US dollars, except as otherwise noted)	Dollars			Gross Margin			Gross Margin (%)
	2019	2018	% Change	2019	2018	% Change	2019	2018
Sales
Crop nutrients [1]	4,989	4,577	9	1,032	923	12	21	20
Crop protection products	4,983	4,862	2	1,173	1,155	2	24	24
Seed	1,712	1,687	1	336	333	1	20	20
Merchandise [2]	598	584	2	109	103	6	18	18
Services and other	939	810	16	590	521	13	63	64

	13,221	12,520	6	3,240	3,035	7	25	24

Cost of goods sold [2]	9,981	9,485	5

Gross margin	3,240	3,035	7
Expenses [3]	2,604	2,328	12

Earnings before finance costs and taxes (“EBIT”)	636	707	(10)
Depreciation and amortization	595	499	19

EBITDA	1,231	1,206	2

[1]  Includes intersegment sales. See Note 3 to the financial statements.

[2]  Certain immaterial figures have been reclassified or grouped together for the year ended December 31, 2018.

[3]  Includes selling expenses of $2,484 million (2018 – $2,303 million).

The most significant contributors to the changes in our Retail financial performance were as follows:

2019 vs 2018
Crop nutrients

Sales increased primarily due to higher volumes sold in the US due to acquisitions and from higher selling prices in the first half of the year, more than offsetting reduced sales volumes due to unfavorable weather conditions particularly in the US and Canada.

Gross margin percentage increased due to strategic purchasing and an increase in the proportion of higher-margin specialty and proprietary products sold.
Crop protection products	Sales increased primarily due to higher herbicide and fungicide applications in the US due to excessive moisture experienced in the fall of 2018 as well as favorable changes in sales mix.

Gross margin percentage was flat as favorable changes in the product sales mix and strategic purchasing were offset by the impact of higher competition in a condensed season and higher cost of raw materials sourced from China.

Seed	Sales increased primarily due to increased sales of higher-priced corn and cotton seeds which more than offset the impact of lower total planted acreage in the US.
Merchandise	Sales increased due to our recent acquisition of Ruralco.
Services and other	Sales increased due to an increase in US application services required as a result of a condensed application season and sales from recent acquisitions, including Ruralco.
Gross margin percentage was lower due to changes in product mix from the Ruralco acquisition more than offsetting the increase in higher-margin US application services.
Selling expenses	Expense increased due to higher sales from acquisitions; however, expense as a percentage of sales was relatively flat.
EBITDA

EBITDA was higher primarily due to higher sales and gross margin and the impact of adopting IFRS 16 “Leases”, which caused a decrease in lease expenses and a corresponding increase in depreciation and amortization, more than offsetting higher selling expenses.

26	Nutrien Annual Report 2019

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Selected Retail Measures

	2019	2018
Proprietary products margin as a percentage of product line margin (%)
Crop nutrients	23	21
Crop protection products	34	37
Seed	38	38

All Products	24	25

Crop nutrients sales volumes (tonnes – thousands)
North America	8,812	8,547
International	2,236	2,142

Total	11,048	10,689

Crop nutrients selling price per tonne
North America	465	437
International	398	395

Total	452	428

Crop nutrients gross margin per tonne
North America	102	94
International	60	57

Total	93	86

Financial performance measures	2019 Target	2019 Actuals	2018 Actuals
Retail EBITDA to sales (%) [1]	10	9	10
Retail adjusted average working capital to sales (%) [1]	20	23	21
Retail cash operating coverage ratio (%) [1]	60	62	59
Retail EBITDA per US selling location (thousands of US dollars) [1]		967	n/a
Retail normalized comparable store sales (%) [1]		(1)	(1)
Retail digital platform sales to total sales [2]		11	n/a
Retail grower engagement [3]		5	n/a

[1]	Rolling four quarters ended December 31, 2019 and December 31, 2018 respectively.

[2]	Grower and employee orders directly from the digital platform.

[3]

Percent of North American Retail growers doing one or more significant activities on the digital platform, such as ordering products, making payments, applying for Nutrien Finance or completing a farm plan.

Nutrien Financial

We offer flexible financing solutions to our customers in support of Nutrien’s agricultural product and service sales. Retail customers in the United States are offered extended payment terms, typically up to one year, to facilitate the alignment of grower crop cycles with cash flows. We manage our credit portfolio based on a combination of customer credit metrics, past experience with the customer and by managing exposure to any single customer. Retail receivables segregated in Nutrien Financial have the lowest risk of default of Retail receivables and typically offer lower financing costs for our customers. The balance of our Retail receivables are subject to marginally higher credit risk.

	As at December 31, 2019
(millions of US dollars)	Current	31-90 days past due	>90 days past due	Allowance [1]	Total
Nutrien Financial receivables	799	24	3	(5)	821

[1]	Bad debt expense on the above receivables was $5 million for the year ended December 31, 2019.

Nutrien Annual Report 2019	27

Potash

73% GROSS MARGIN PER MANUFACTURED TONNE (EXCL DEPRECIATION AND AMORTIZATION)

$63 POTASH CASH COST OF PRODUCT MANUFACTURED PER TONNE

+6Mmt AVAILABLE CAPACITY

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Potash

Operating

Environment

Our Business	Nutrien is the world’s largest producer of potash with approximately 21 percent of global potash capacity. We have access to decades of low-cost reserves from our six potash mines in Saskatchewan.

In 2019, we produced 11.7 million tonnes of potash. We have approximately 6 million tonnes of incremental available operational capacity - a unique advantage in the industry giving us the flexibility to respond quickly and efficiently to both short-term market requirements as well as long-term demand growth.

We also have the ability to add 5 million tonnes of incremental brownfield capacity that are estimated to be at much lower cost and which takes much less time to complete than a greenfield project.

We have the most extensive distribution network, including our own Retail operations, warehouse and transportation assets and our investment in Canpotex, which provides low-cost marketing and logistics to the approximately 40 international markets it serves.

Nutrien’s potash mines represent some of the lowest-cost and highest-quality mines in the world. We take great care to ensure our mines run at optimal levels and to undertake preventative maintenance to maximize safety and to minimize unscheduled downtime.

Our Strategy

At Nutrien, we are strengthening our position as the world’s largest underground soft rock miner and as the potash industry leader by optimizing our network, reducing costs, implementing leading technologies and leveraging our extensive capacity to capture market growth.

Network optimization:

We are optimizing our potash network to capitalize on the production flexibility of our six low cost mines and our global distribution network and to leverage the benefits of Nutrien’s integrated model.

Incremental capacity:

We will use our existing production platform, which includes 6 million tonnes of additional available capacity to capture incremental share of new market demand. We also have 5 million tonnes of incremental brownfield capacity that we can develop in half the time and at a fraction of the cost of a conventional greenfield mine to meet longer term demand growth.

Next Generation Potash:

We aim to be the safest and lowest-cost potash producer through operational excellence, digitized operations and technology leadership. We are adopting innovative mining tools and creating means to increase productivity, lower costs and create a safer work environment for our people.

Nutrien Annual Report 2019	29

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

2019 Performance	We continue to enhance our network by effectively managing our supply chain and optimizing volumes to minimize costs while meeting our customers’ needs.
In 2019 we progressed our Next Generation Potash program by implementing and piloting several initiatives at our operations in the areas of digital tools, advance process control and automation. We gained insight on how these initiatives can improve safety, cost and efficiency across our production network as production increases. Additionally, we plan to advance projects to increase network flexibility, improve ore recovery and quality, and improve efficiency as we increase volumes.

We remain focused on optimizing production across our entire mine network which includes improving productivity at our lower cost mines.

North America	Offshore via Canpotex
6 low-cost mines in Canada	5 offices around the world
Integration with our Retail network	Access to 4 different marine terminals
~6,100 Railcars	>5,200 Railcars
~300 strategically located distribution points	>550Kmt dry storage capacity at port
100Kmt Hammond, IN warehouse distribution facility	>225 vessel voyages each year
– strategically located for key markets

Competitive Landscape	Potash is found in significant quantity and quality in a limited number of countries. Canada has the largest known global potash reserves and accounts for approximately 35 percent of global capacity.

More than 70 percent of the world’s potash capacity is held by the six largest producers. Our primary competitors are located in Belarus, Canada, Germany, Israel, Jordan and Russia.

Most major potash consuming countries in Asia and Latin America have limited or no indigenous production capability and rely on imports to meet their needs. This is an important difference between potash and other major crop nutrient businesses. Trade typically accounts for approximately three-quarters of demand for potash, resulting in a globally diversified marketplace.

The demand growth rate for potash has outpaced that of other primary nutrients, averaging an approximately 2.5 percent CAGR since 2000 despite demand in 2019 declining from record levels seen in 2018. This growth is driven by the increasing nutrient requirements of higher yielding crops and improving soil fertility practices, particularly in emerging markets where potash has been historically under-applied and crop yields lag.

30	Nutrien Annual Report 2019

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

2019 Market Conditions

World potash demand softened in 2019 due to adverse weather in North America, weak palm oil prices and a drawdown in customer inventories in late 2019.

Global potash shipments in 2019 are estimated at approximately 64.5 million tonnes, down 3 percent from the previous year’s record level.

Challenging application conditions in the US reduced potash demand by 1 million tonnes, while historically low palm oil prices in Southeast Asia reduced potash demand by nearly 2 million tonnes in 2019. While there was no Chinese potash contract in 2019, Chinese shipments were strong in the first half of 2019. This led to an increase in Chinese port inventories, which pressured imports in the second half of the year.

The combination of weaker demand in these markets and the delayed monsoon in India, led to increased levels of competition in other markets like Brazil.

In response to a temporary slowdown in potash demand, several producers announced production curtailments which we estimate exceeded 3 million tonnes. New projects in Canada and the Former Soviet Union (FSU) continued to ramp up slowly, which contributed to a lower global operating rate in 2019.

Market Outlook

Improving potash market conditions with expected shipment growth to most markets in 2020.

We expect potash market fundamentals to improve as growers in key markets look to increase planting and replenish soil nutrients amid improved affordability. We expect potash shipments to most markets will increase in 2020, while production curtailments in 2019 help to lower previously built-up inventories.

We anticipate North American demand to rebound as planting acreage returns to recent historical levels and growers look to replenish soil nutrients following several missed application windows. In South America, elevated crop production and yields removed significant nutrients from the soil. As growers prepare for another strong season of planting, we believe potash demand will be strong as they look to maximize returns.

Shipments to Southeast Asian countries are expected to increase from 2019 levels, supported by a significant improvement in palm oil prices and lower inventory. We expect positive consumption trends to continue in India, particularly with an improved monsoon season and the long-term agronomic need to balance fertilizer application rates.

Despite improved consumption trends in China and a shift to more potassium-intensive crops, we expect 2020 shipments will be limited by a drawdown of port inventories and a delayed contract settlement.

We expect global potash operating rates to increase in 2020 driven by a rebound in global demand and a slow-down in the pace of new project ramp-ups. We forecast global potash shipments will be 66 to 68 million tonnes in 2020.

Nutrien Annual Report 2019	31

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Potash

Financial

Performance

(millions of US dollars, except as otherwise noted)	Dollars			Tonnes (thousands)			Average per Tonne
	2019	2018	% Change	2019	2018	% Change	2019	2018	% Change
Manufactured product [1]
Net sales
North America	978	1,007	(3)	4,040	4,693	(14)	242	214	13
Offshore	1,625	1,657	(2)	7,481	8,326	(10)	217	199	9

	2,603	2,664	(2)	11,521	13,019	(12)	226	205	10
Cost of goods sold	1,103	1,182	(7)				96	91	5

Gross margin – manufactured	1,500	1,482	1	Depreciation and amortization			130	114	14
Gross margin – other [2]	1	2	(50)				34	31	10

Gross margin – total	1,501	1,484	1	Gross margin excluding depreciation and amortization – manufactured			164	145	13
Impairment of assets	–	1,809	(100)
Expenses [3]	298	282	6

EBIT	1,203	(607)	n/m	Potash cash cost of product manufactured			63	60	5
Depreciation and amortization	390	404	(3)

EBITDA	1,593	(203)	n/m

Adjusted EBITDA	1,593	1,606	(1)

[1]  Includes intersegment sales. See Note 3 to the financial statements.

[2]  Includes other potash and purchased products and is comprised of net sales of $1 million (2018 – $3 million) less cost of goods sold of $Nil (2018 – $1 million).

[3]  Includes provincial mining and other taxes of $287 million (2018 – $244 million).

The most significant contributors to the changes in our Potash financial performance were as follows:

2019 vs 2018
Sales volumes

Offshore volumes were lower due to a combination of lower demand in Southeast Asia due to lower palm oil prices in 2019 and a slowdown in demand in offshore markets in the fourth quarter as customers delayed purchases and drew down inventories.

North American volumes were lower due to extreme weather in the US which impacted both the spring and fall application seasons.

Net realized selling price

Average selling prices increased in 2019 due to higher global benchmark prices in the first nine months of the year, which offset weaker prices in the fourth quarter resulting from a slowdown in demand in the second half of the year.

Cost of goods sold per tonne

Costs increased primarily due to lower production volumes resulting from the temporary production downtime at our Allan, Lanigan and Vanscoy potash mines, taken in response to the decrease in global potash demand, and from downtime at our Rocanville potash mine related to the Canadian National Railway strike. These impacts were partially offset by favorable foreign exchange impacts.

Impairment of assets	In 2018, we recorded a non-cash impairment of property, plant and equipment as a result of the decision to safely shut down our New Brunswick operations, which were no longer part of our medium or long-term strategic plans. See Note 15 to the financial statements.

Provincial mining and other taxes	We are subject to Saskatchewan provincial resource taxes, including the potash production tax and the resource surcharge.
Expenses increased due to regulatory changes that raised taxes and from higher average potash selling prices, which are the basis for certain taxes.
EBITDA

EBITDA increased primarily due to the impairment of assets in 2018 noted above. Adjusted EBITDA in 2019 was similar to the prior year, as higher prices were offset by lower sales volumes and higher provincial mining taxes.

32	Nutrien Annual Report 2019

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Canpotex Sales by Market

(percentage of sales volumes)	2019	2018	% Change
Latin America	31	33	(6)
Other Asian markets [1]	27	31	(13)
China	22	18	22
India	10	10	–
Other markets	10	8	25

[1]	All Asian markets except China and India.

Potash Production

(million tonnes KCI)		Operational Capability [2]		Production
	Nameplate Capacity [1]	2020	2019	2019	2018
Rocanville Potash	6.5	5.4	5.4	5.14	5.22
Allan Potash	4.0	2.8	2.8	2.18	2.41
Vanscoy Potash	3.0	1.7	2.2	1.42	2.24
Lanigan Potash	3.8	2.3	2.1	1.75	1.96
Cory Potash	3.0	1.0	1.0	0.97	0.81
Patience Lake Potash	0.3	0.3	0.3	0.24	0.20

Total	20.6	13.5	13.8	11.70	12.84

Shutdown weeks [3]				55	39

[1]

Represents estimates of capacity as at December 31, 2019. Estimates based on capacity as per design specifications or Canpotex entitlements once determined. In the case of Patience Lake, estimate reflects current operational capability. Estimates for all other facilities do not necessarily represent operational capability.

[2]

Estimated annual achievable production level at current staffing and operational readiness (estimated at beginning of year). Estimate does not include inventory-related shutdowns and unplanned downtime.

[3]	Represents weeks of full production shutdown, excluding the impact of any periods of reduced operating rates and planned routine annual maintenance shutdowns and announced workforce reductions.

Nutrien Annual Report 2019	33

Nitrogen

2% NITROGEN EBITDA GROWTH IN 2019

+350,000mt ADDED AMMONIUM SULFATE CAPACITY IN 2019

91% AMMONIA OPERATING RATE IN 2019 (EXCLUDES TRINIDAD AND JOFFRE)

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Nitrogen

Operating

Environment

Our Business	Nutrien has a total of 7.1 million mt of ammonia capacity from nine major facilities in North America and Trinidad with the ability to produce and sell more than 11 million tonnes of total finished nitrogen products.

Our asset base is highly flexible, allowing us to optimize product mix and profitability in response to changing market conditions.

Our nitrogen plants in Canada and the US have access to low-cost natural gas and benefit from regional selling advantages. We also operate a large-scale nitrogen facility in Trinidad with gas costs indexed primarily to ammonia prices, providing margin stability.

We produce all key nitrogen products and have flexibility to optimize product mix in response to changing market conditions.

Approximately half of our nitrogen sales are agriculture-related and the remainder is sold for industrial purposes. A portion of our industrial sales are linked to natural gas costs, reducing variability in margins.

We have equity investments in two world-scale nitrogen facilities located in Argentina and Egypt that contribute to our nitrogen earnings.

Our Strategy	We are growing our nitrogen business and enhancing our competitive position through product and network optimization and strategic capacity expansion.

Network optimization:

We are optimizing our nitrogen network to best leverage the production flexibility of our nine low-cost facilities and our extensive distribution network to capitalize on the benefits of our integrated model that includes our Retail business.

Operational excellence:

We are leveraging best practices in engineering and maintenance to improve the reliability and safety of our operations and to decrease costs of turnarounds. Reliable and safe operations lower costs and improve utilization. We are also implementing a number of projects aimed to reduce climate-related impact from production.

Brownfield capacity expansion:

We are increasing capacity through low-cost and low-risk brownfield expansion and debottleneck projects.

Nutrien Annual Report 2019	35

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

2019 Performance	In 2019, we advanced several projects that will add a combined 350,000 mt of annual ammonia and urea capacity, increase efficiencies and reduce emissions. The cost of these projects is significantly lower than greenfield economics and are expected to be complete by the end of 2021.

We continue to evaluate additional debottleneck opportunities and are also advancing engineering on two larger scale brownfield projects that could add 1.2 million tonnes of annual capacity at a cost of approximately $500 per tonne.

In 2019, we captured approximately 1.2 million mt of CO2 equivalent and are aiming to increase this by over 15 percent in 2020.

Competitive Landscape	Production of nitrogen is the most geographically diverse of the three primary nutrients due to the widespread availability of hydrogen sources.
	Ammonia is primarily consumed close to the regions in which it is produced due to the high cost of transportation, whereas urea and nitrogen solutions are more widely transported and traded. We compete with other producers in Canada, the US and several offshore suppliers.	The US remains one of the largest importers of nitrogen and a key driver of global trade despite a significant increase in domestic capacity and production over the past few years.

36	Nutrien Annual Report 2019

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

2019 Market Conditions

Weak global energy prices pressured nitrogen prices in 2019.

Nitrogen prices were strong going into 2019, which incentivized high operating rates by marginal producers in Europe and China. At the same time, natural gas and coal prices began to decline in those regions which enhanced their competitiveness.

Challenging weather in the US negatively impacted agricultural ammonia demand in 2019 while new marketable production capacity in the US, Russia and Indonesia added supply. This caused supply to temporarily outpace demand, leading to pricing pressure throughout most of 2019.

Global urea prices were relatively stable in the first half of 2019, supported by steady demand in most major markets. A stable pricing environment combined with declining feedstock costs led

Chinese producers to increase production and exports. Coal prices continued to decline while the Chinese currency weakened, allowing operating rates to remain high despite a declining price environment. Although Chinese exports increased in 2019, they remain well below recent historical levels.

Global UAN trade flows were disrupted by European Union anti-dumping duties on imports from the US, Russia and Trinidad. In addition, low European gas prices supported higher marginal production which pressured prices.

Approximately 70 percent of our nitrogen production is located in North America where natural gas prices remained subdued in 2019. In 2019, AECO benchmark gas prices were $1.22/MMBtu and US NYMEX gas prices were $2.63/MMBtu.

Market Outlook

Limited new capacity and robust demand in North America is expected to tighten nitrogen supply and demand in 2020.

We expect that limited global nitrogen capacity additions and ongoing industry closures will help to tighten the nitrogen market and partially offset the impact of lower energy prices.

We expect North American nitrogen demand to be supported by an increase in corn planting and below-normal fall ammonia application in 2019, caused by a compressed application window. We expect this to also result in higher in-season applications as growers maximize yields with affordable fertilizers.

India is expected to maintain elevated import levels as it re-enters the market seasonally. Stability will depend on monsoon rains and may be influenced by any changes to the subsidy policy and maximum retail prices that growers pay.

Outside of India, major nitrogen buyers have been purchasing hand-to-mouth due to the weak pricing environment in the second half of 2019. We expect that once the Northern Hemisphere’s spring season begins, it will support tightening in other markets as well.

Overall, we project that global nitrogen demand will grow by two percent in 2020, supported by strength in North America and more normal growth in other major markets. We project that global productive capacity will increase by less than one percent, driving higher operating rates in 2020.

Nutrien Annual Report 2019	37

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Nitrogen

Financial

Performance

	Dollars			Tonnes (thousands)			Average per Tonne
(millions of US dollars, except as otherwise noted)	2019	2018 [1]	% Change	2019	2018 [1]	% Change	2019	2018 [1]	% Change
Manufactured product [2]
Net sales
Ammonia	743	903	(18)	2,971	3,330	(11)	250	271	(8)
Urea	932	895	4	3,037	3,003	1	307	298	3
Solutions, nitrates and sulfates	706	729	(3)	4,262	4,265	–	166	171	(3)

	2,381	2,527	(6)	10,270	10,598	(3)	232	238	(3)
Cost of goods sold	1,749	1,777	(2)				170	168	1

Gross margin – manufactured	632	750	(16)				62	70	(11)
Gross margin – other [2]	68	70	(3)	Depreciation and amortization			52	42	24

Gross margin – total	700	820	(15)	Gross margin excluding depreciation and amortization – manufactured			114	112	2
(Income) Expenses	(4)	47	n/m

EBIT	704	773	(9)	Ammonia controllable cash cost of product manufactured
Depreciation and amortization	535	442	21				45	43	5

EBITDA	1,239	1,215	2

[1]  Restated for the reclassification of sulfate from the Phosphate segment. See Note 3 to the financial statements.

[2]  Includes intersegment sales. See Note 3 to the financial statements.

[3]  Includes other nitrogen (including ESN® and Rainbow) and purchased products and is comprised of net sales of $467 million (2018 – $438 million) less cost of goods sold of $399 million (2018 – $368 million).

The most significant contributors to the changes in our Nitrogen financial performance were as follows:

2019 vs 2018
Sales volumes	Volumes were down slightly as adverse weather caused ammonia applications in North America to decline.
Net realized selling price	Our average selling price for nitrogen products was down slightly from the prior year primarily due to lower global benchmark prices. Our net realized selling price for urea increased slightly despite these market conditions due to the benefit of higher US inland premiums in the spring when supply was impacted by elevated water levels on many of the US river systems.
Cost of goods sold per tonne	Costs were slightly higher as a decrease in our overall gas cost was offset by a lower proportion of sales from our lower-cost facilities, increased maintenance costs and slightly lower operating rates.
Expenses	Expenses decreased primarily due to higher earnings from our equity-accounted investees Misr Fertilizers Production Company S.A.E. in Egypt and Profertil S.A. in Argentina.
EBITDA	EBITDA was higher primarily due to the impact of adopting IFRS 16 “Leases”, which caused a decrease in lease expenses and increases in depreciation and amortization, lower natural gas costs and higher earnings from our equity-accounted investees, more than offsetting lower sales volumes and net realized selling prices.

Natural Gas Prices

(US dollars per MMBtu, except as otherwise noted)	2019	2018	% Change
Overall gas cost excluding realized derivative impact	2.47	2.54	(3)
Realized derivative impact	0.11	0.29	(62)

Overall gas cost	2.58	2.83	(9)

Average NYMEX	2.63	3.09	(15)
Average AECO	1.22	1.19	3

38	Nutrien Annual Report 2019

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

2019 vs 2018
Overall gas cost	Gas costs were lower due to lower average NYMEX gas prices and lower derivative losses more than offsetting higher average AECO and contract gas prices.

Selected Nitrogen Measures

	2019	2018
Sales volumes (tonnes – thousands)
Fertilizer	5,554	5,680
Industrial and feed	4,716	4,918
Net sales (millions of US dollars)
Fertilizer	1,466	1,444
Industrial and feed	915	1,083
Net selling price per tonne
Fertilizer	264	254
Industrial and feed	194	220

Nitrogen Production

(million tonnes product)	Ammonia [1]			Urea [2]
		Production			Production
	Annual Capacity [3]	2019	2018	Annual Capacity [3]	2019	2018
Trinidad Nitrogen	2.2	1.76	1.88	0.7	0.66	0.58
Redwater Nitrogen	0.9	0.76	0.88	0.7	0.60	0.73
Augusta Nitrogen	0.8	0.70	0.72	0.5	0.51	0.52
Lima Nitrogen	0.7	0.68	0.67	0.5	0.48	0.46
Geismar Nitrogen	0.5	0.54	0.44	0.4	0.33	0.26
Fort Saskatchewan Nitrogen	0.5	0.48	0.40	0.4	0.45	0.37
Carseland Nitrogen	0.5	0.45	0.52	0.8	0.61	0.68
Joffre Nitrogen	0.5	0.42	0.47	–	–	–
Borger Nitrogen	0.5	0.37	0.39	0.6	0.46	0.42

Total	7.1	6.16	6.37	4.6	4.10	4.02

Ammonia operating rate [4]		91	92

[1]	All figures are shown on a gross production basis.

[2]	Reflects capacity and production of urea liquor prior to final product upgrade. Urea liquor is used in the production of solid urea, UAN and DEF.

[3]	Annual capacity estimates include allowances for normal operating plant conditions.

[4]	Excludes Trinidad and Joffre.

Nutrien Annual Report 2019	39

Phosphate

89%	$194M	$421
P205 OPERATING RATE	2019 EBITDA	AVERAGE REALIZED
(EXCLUDES REDWATER)		NET SELLING PRICE
		PER TONNE IN 2019

Phosphate

Operating

Environment

Our Business

Nutrien has two integrated phosphate facilities in the US, both located near key fertilizer consuming markets and industrial customers.

We are the second largest phosphate producer in North America and sell approximately 3 million tonnes of finished product.

Due to the high quality of our phosphate rock, we are able to produce a diverse mix of phosphate products, including solid and liquid fertilizers, feed and industrial acids.

Our Strategy

We are focused on optimizing our phosphate business by increasing production at our Aurora, North Carolina and White Springs, Florida facilities after converting our Redwater, Alberta phosphate facility to an ammonium sulfate facility in 2019.

We will continue to advance continuous improvement initiatives at our sites and evaluate opportunities to increase production of higher-margin product.

2019 Performance

In 2019, we successfully converted our Redwater, Alberta facility to produce only ammonium sulfate – a milestone that eliminated, company-wide, our need to purchase phosphate rock.

We restarted a second dry phosphate production line at White Springs, Florida, at the end of 2018 and began supplying the Western Canadian market with dry phosphate produced at our US facilities.

40	Nutrien Annual Report 2019

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Competitive Landscape	Phosphate rock is found in significant quantity and quality in only a handful of geographic locations, and few with a progressive ethical and sustainability record.

Many factors impact the viability of developing a rock deposit for mining. These include the quality of the phosphate rock deposit, government stability, access to financing, environmental requirements and proximity to target markets. Given the concentration of deposits in North Africa and the Middle East, government stability is a major consideration when evaluating potential phosphate project developments. We compete with producers primarily from China, Morocco, Russia, Saudi Arabia and the US. For the production of finished phosphate products (DAP, MAP), access to low cost ammonia and sulfur is also a consideration.

Significant low-cost capacity has been commissioned over the past few years, including most notably in Morocco and Saudi Arabia.

2019 Market Conditions

Phosphate prices were under significant pressure throughout 2019 due to increased supply, including higher exports from China, and lower demand in the US driven by weather factors and weak ammonia and sulfur input costs.

New capacity continued to ramp up in Morocco and Saudi Arabia adding to global supply and lowering global operating rates. Meanwhile weak demand in China led to stronger-than-expected exports, particularly in the first half of the year.

The negative momentum in the second half of 2019 led to the lowest ammonium phosphate prices in more than a decade. This gradual decline over an extended period of time led buyers to purchase on a just-in-time basis, which further pressured global demand. By the end of 2019, production margins were at unsustainably low levels, which led to further production reductions and provided some support to prices entering 2020.

Market Outlook

Phosphate prices began to recover in early 2020 due to global production curtailments and improved demand prospects ahead of the spring season in the Northern Hemisphere.

Chinese production and exports will be a key driver in 2020. Chinese production levels were already being pressured by poor economics, but the impact of the Coronavirus in Hubei province has had a negative impact on production and exports from that key phosphate producing region. India has drawn down its DAP inventories, which in combination with strong domestic sales is expected to support import demand in 2020.

We expect that our phosphate business will continue to benefit from a diversified portfolio and that liquid phosphate fertilizers and purified phosphoric acid will continue to be more stable than solid phosphates.

Nutrien Annual Report 2019	41

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Phosphate

Financial

Performance

(millions of US dollars, except as otherwise noted)	Dollars			Tonnes (thousands)			Average per Tonne
	2019	2018 [1]	% Change	2019	2018 [1]	% Change	2019	2018 [1]	% Change
Manufactured product [2]
Net sales
Fertilizer	790	995	(21)	2,130	2,425	(12)	371	410	(10)
Industrial and feed	426	424	–	759	847	(10)	561	500	12

	1,216	1,419	(14)	2,889	3,272	(12)	421	434	(3)
Cost of goods sold	1,218	1,329	(8)				422	406	4

Gross margin – manufactured	(2)	90	n/m				(1)	28	n/m
Gross margin – other [3]	(3)	(2)	50	Depreciation and amortization			82	59	39

Gross margin – total	(5)	88	n/m	Gross margin excluding depreciation and amortization – manufactured			81	87	(7)
Expenses	38	26	46

EBIT	(43)	62	n/m
Depreciation and amortization	237	193	23

EBITDA	194	255	(24)

[1]  Restated for the reclassification of Sulfate to the Nitrogen segment. See Note 3 to the financial statements.

[2]  Includes intersegment sales. See Note 3 to the financial statements.

[3]  Includes other phosphate and purchased products and is comprised of net sales of $152 million (2018 – $142 million) less cost of goods sold of $155 million (2018 – $144 million).

The most significant contributors to the changes in our Phosphate financial performance were as follows:

2019 vs 2018
Sales volumes	Volumes decreased due to adverse weather causing shortened spring and fall application seasons across North America in 2019.
Net realized selling price	Our average realized phosphate prices were lower due to the impact of lower phosphate fertilizer prices globally and increased freight, transportation and distribution costs from shipping more product from our US facilities to Canada after the conversion of the Redwater facility. These factors more than offset the impact of higher realized industrial and feed prices.
Cost of goods sold per tonne	Costs increased due to lower sales volumes, and higher asset retirement obligation adjustments, which more than offset lower phosphate rock and raw material costs.
EBITDA	EBITDA decreased as lower net realized selling prices, lower sales volumes and higher costs per tonne more than offset the impact of adopting IFRS 16 “Leases”, which caused a decrease in lease expenses and increases in depreciation and amortization.

42	Nutrien Annual Report 2019

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Phosphate Production

	Phosphate Rock			Phosphoric Acid (P2O5)			Liquid Products			Solid Fertilizer Products
(million tonnes)		Production			Production			Production			Production
	Annual Capacity	2019	2018	Annual Capacity	2019	2018	Annual Capacity	2019	2018	Annual Capacity	2019	2018
Aurora Phosphate	5.4	4.38	4.03	1.2	1.02	1.08	2.7 [1]	2.01	2.10	0.8	0.85	0.82
White Springs Phosphate	2.0	1.61	1.85	0.5	0.49	0.47	0.7 [2]	0.50	0.62	0.8	0.24	0.17

Total producing locations	7.40	5.99	5.88	1.70	1.51	1.55	3.40	2.51	2.72	1.60	1.09	0.99
Redwater Phosphate [3]	–	–	–	0.3	0.10	0.30	–	–	–	0.7	0.21	0.57

Total	7.40	5.99	5.88	2.00	1.61	1.85

P2O5 operating rate [4]					89	91

[1]

A substantial portion is consumed internally in the production of downstream products. The balance is exported to phosphate fertilizer producers or sold domestically to dealers who custom-mix liquid fertilizer. Capacity comprised of 2.0 million tonnes merchant grade acid and 0.7 million tonnes superphosphoric acid.

[2]

Represents annual superphosphoric acid capacity. A substantial portion is consumed internally in the production of downstream products. The balance is exported to phosphate fertilizer producers and sold domestically to dealers who custom-mix liquid fertilizer.

[3]	Phosphate operations at Redwater ceased in May 2019 and that facility is now used to produce ammonium sulfate for our Nitrogen operations.

[4]	Excludes Redwater. Comparative figures were restated to exclude Redwater.

In addition to the production above, annual capacity (in millions of tonnes) for phosphate feed and purified acid was 0.7 and 0.3, respectively. 2019 production was 0.30 and 0.21, respectively, and 2018 production was 0.29 and 0.23, respectively.

Nutrien Annual Report 2019	43

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Corporate and Others Financial Performance

Effective January 1, 2019 we renamed the “Others” segment “Corporate and Others”. “Corporate and Others” is a non-operating segment comprising corporate and administrative functions that provide support and governance to our operating business units. Eliminations of sales between operating segments in 2019 were $(1,060) million (2018 – $(1,164) million) with gross margin of $5 million (2018 – $(35) million). Eliminations are not part of the Corporate and Others segment.

Dollars (millions), except percentage amounts	2019	2018	% Change
Sales	133	150	(11)
Cost of goods sold	133	150	(11)

Gross margin	–	–	–
Selling expenses	(18)	(22)	(18)
General and administrative expenses	264	284	(7)
Provincial mining and other taxes	2	2	–
Share-based compensation	104	116	(10)
Impairment of assets	120	–	n/m
Other expenses	171	106	61

EBIT	(643)	(486)	32
Depreciation and amortization	42	54	(22)

EBITDA	(601)	(432)	39

Finance costs	554	538	3
Income tax expense (recovery)	316	(93)	n/m

The most significant contributors to the changes in our Corporate and Others financial performance were as follows:

	2019 vs 2018
Impairment of Assets	In 2019 there were certain individually insignificant impairments of intangible assets and property, plant and equipment related primarily to changes to our future plans for those assets.
Other Expenses	Other expenses increased primarily due to a defined benefit plans curtailment gain recognized in 2018 (see Note 23 to the financial statements) with no comparative gain recognized in 2019 and higher acquisition and integration related costs from our recent acquisition. These were partially offset by lower Merger and related costs.
Finance Costs	There were no significant changes to finance costs as higher long-term interest costs from a higher long-term debt balance and impact of the adoption of IFRS 16 “Leases” were partially offset by lower short-term interest costs due to lower average commercial paper outstanding throughout the year.
	Weighted Average Debt Balances and Rates
	Dollars (millions), except percentage amounts	2019	2018
	Short-term balance [1]	1,324	2,933
	Short-term rate (%) [1]	4.5	3.3
	Long-term balance (excluding lease obligations)	8,534	8,175
	Long-term rate (excluding lease obligations) (%)	4.7	4.8
	Lease obligations balance	1,024	25
	Lease obligations rate (%)	3.4	3.7

	[1] North American weighted average short-term debt balances were $1,063 (2018 – $2,719) and rates were 2.4 percent (2018 – 2.5 percent).
Income Tax Expense (Recovery)	The decrease in the effective tax rates on earnings from continuing operations in 2019 compared to 2018 was a result of the 2018 impairment of property, plant and equipment in Canada.
	Effective Tax Rates and Discrete items
	Dollars (millions), except percentage amounts	2019	2018
	Actual effective tax rate on ordinary earnings (%)	24	72
	Actual effective tax rate including discrete items (%)	24	75
	Discrete tax adjustments that impacted the rate	(2)	4

44	Nutrien Annual Report 2019

Financial

Overview

46	Guidance and Sensitivities

47	Financial Highlights

48	Financial Condition Review

49	Liquidity and Capital Resources

52	Capital Structure and Management

53	Off-Balance Sheet Arrangements

53	Other Financial Information

55	Quarterly Results

57	Enterprise Risk Management

61	Controls and Procedures

62	Forward-Looking Statements

63	Appendix – Non-IFRS Financial Measures

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

2020 Guidance

	2020 Guidance Ranges [1]
Dollars (billions) unless otherwise noted	Low	High

Adjusted net earnings per share (“Adjusted EPS”) [2]	1.90	2.60
Adjusted EBITDA	3.8	4.3
Retail EBITDA	1.4	1.5
Potash EBITDA	1.3	1.5
Nitrogen EBITDA	1.2	1.4
Phosphate EBITDA (millions)	180	250
Potash sales tonnes (millions) [3]	12.3	12.7
Nitrogen sales tonnes (millions) [3]	11.0	11.6
Depreciation and amortization	1.80	1.90
Effective tax rate on continuing operations (%)	23	25
Sustaining capital expenditures	1.0	1.1

[1]	See the “Forward-Looking Statements” section.

[2]	Assumes 574 million shares outstanding for all EPS guidance and sensitivities.

[3]	Manufactured product only. Nitrogen sales tonnes excludes ESN® and Rainbow products.

2020 Sensitivities

Price and Volume Sensitivities
Effect on
Dollars (millions), except EPS amounts		Adjusted EPS	Adjusted EBITDA

Price	Potash changes by $20/tonne	± 0.25	± 205
	Ammonia changes by $20/tonne	± 0.05	± 40
	Urea changes by $20/tonne	± 0.09	± 65

Volume	Potash changes by 100,000 tonnes	± 0.01	± 10
	Nitrogen changes by 50,000 N tonnes	± 0.02	± 15

Retail	Crop nutrients changes by 1% [1]	± 0.07	± 55
	Crop protection changes by 1% [1]	± 0.08	± 60
	Seed changes by 1% [1]	± 0.03	± 20

[1]	Gross margin as a percentage of sales.

Input Cost Sensitivities
Effect on
Dollars (millions), except EPS amounts		Adjusted EPS	Adjusted EBITDA

NYMEX natural gas price changes by $1/MMBTu
	Nitrogen	± 0.21	± 165

Canadian to US dollar changes by $0.02	Canadian operating expenses included in net earnings, excluding provincial taxes	± 0.02	± 15

46	Nutrien Annual Report 2019

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Financial Highlights

Dollars (millions) unless otherwise noted	Nutrien 2019	Nutrien 2018	PCS 2017
Sales	20,023	19,636	4,547
Net earnings (loss) from continuing operations	992	(31)	154
Basic net earnings (loss) per share from continuing operations	1.70	(0.05)	0.18
Diluted net earnings (loss) per share from continuing operations	1.70	(0.05)	0.18
Net earnings	992	3,573	327
Basic net earnings per share	1.70	5.72	0.39
Diluted net earnings per share	1.70	5.72	0.39
Total assets	46,799	45,502	16,998
Total non-current financial liabilities	9,431	7,616	3,746
Dividends declared per share	1.33	2.06	0.40

	Nutrien 2019 vs Nutrien 2018	Nutrien 2018 vs PCS 2017
Sales

Sales increased primarily due to recent Retail acquisitions and higher potash realized prices driven by higher global benchmark pricing in the first half of the year, more than offsetting lower potash and nitrogen volumes.

Sales increased primarily due to the addition of Agrium’s operations as a result of the Merger. Sales also increased due to Retail acquisitions, higher potash sales volumes and increases in potash, urea and phosphate fertilizer prices.

Net earnings and earnings per share from continuing operations

We had earnings from continuing operations in 2019 compared to a loss from continuing operations in 2018, which was impacted by a non-cash impairment of property, plant and equipment in the Potash segment of $1,809 million.

The repurchase of more than 36 million shares in 2019 positively impacted the 2019 per share amount.

We had a loss from continuing operations in 2018 compared to earnings in 2017 primarily due to a non-cash impairment of property, plant and equipment in the Potash segment of $1,809 million in 2018 more than offsetting the impact of the addition of Agrium’s operations and higher gross margin in all operating segments.

Net earnings and earnings per share

Net earnings and earnings per share were lower than 2018 primarily due to the 2018 gain on sale of our equity investments presented as discontinued operations offset by the 2018 non-cash impairment of property, plant and equipment in the Potash segment.

The repurchase of more than 36 million shares in 2019 positively impacted the 2019 per share amount.

Net earnings, and the related per share amounts, were higher in 2018 due to the gain on sale of our equity investments presented as discontinued operations, the addition of Agrium’s operations and higher gross margin in all operating segments more than offsetting the 2018 non-cash impairment of property, plant and equipment in the Potash segment.

Assets and non-current financial liabilities

Assets increased primarily due to Retail acquisitions and the addition of right-of-use assets from adoption of IFRS 16 “Leases”, partially offset by a decrease in cash and cash equivalents.

Non-current financial liabilities increased primarily due to additional lease liabilities recognized upon the adoption of IFRS 16 “Leases”, Retail acquisitions and the issuance of notes, partially offset by the repayment of notes.

Assets and financial liabilities increased primarily due to the addition of Agrium’s assets and liabilities, including related purchase price allocation adjustments, acquired in the Merger.

Other Comprehensive Income (Loss)

There was other comprehensive income of $36 million in 2019 compared to a loss of $302 million in 2018 primarily related to translation of our Retail operations in Canada, Australia and Argentina to US dollars. The Canadian dollar strengthened relative to the US dollar in 2019, while in 2018, the Canadian dollar, Argentine peso and Australian dollar weakened relative to the US dollar.

Nutrien Annual Report 2019	47

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Financial Condition Review

Balance Sheet Analysis

The most significant contributors to the changes in our balance sheet are analyzed below.

Assets	Liabilities

For information regarding changes in cash and cash equivalents, refer to the “Sources and Uses of Cash” section on page 50 and the consolidated statements of cash flows in our financial statements.

Receivables increased due to the recent Retail acquisition in Australia and a delayed fall application season in North America that pushed back sales and collection of receivables.

Inventories increased due to the recent Retail acquisition in Australia, partially offset by lower inventory levels in North America in 2019. 2018 North American inventory purchases were higher than average in anticipation of increasing inventory prices.

Prepaid expenses and other current assets increased due to accelerated seasonal Retail prepaid inventory purchases to take advantage of early payment discounts.

Property, plant and equipment increased due to the addition of “right-of-use” assets of approximately $1 billion from the adoption of IFRS 16, “Leases”. Property, plant and equipment also increased due to recent Retail business acquisitions that closed in 2019.

Goodwill and other intangible assets increased as a result of additional goodwill and intangible assets from the recent Retail acquisitions, primarily from Ruralco and Actagro.

Short-term debt increased due to commercial paper issuances as part of our working capital management which was impacted by short-term softness in the global market.

Long-term debt (including current portion) increased due to the addition of $1.5 billion in notes issued in April 2019 exceeding the repayment of $1 billion in notes that matured earlier in 2019.

Lease liabilities (including current portion) increased due to the recognition of approximately $1 billion in lease liabilities from the adoption of IFRS 16 “Leases”.

Payables and accrued charges increased as we had additional vendor prepayment arrangements, whereby we made financial commitments to vendors and financial institutions to prepay for inventory in return for product discounts. The recent acquisition in Australia also contributed to the increase.

Deferred income tax liabilities increased due to the deferred tax provision recorded on higher earnings from continuing operations.

Shareholders’ Equity
Share capital decreased due to share repurchases. Retained earnings decreased due to the impact of share repurchases and dividends declared exceeding net earnings.

We do not hold material cash and cash equivalents in currencies other than the US dollar, Canadian dollar and Australian dollar. We held approximately $159 million US dollar equivalent in Australia. We do not depend on repatriation of cash from our foreign subsidiaries to meet our liquidity and capital resources needs in North America.

48	Nutrien Annual Report 2019

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Liquidity and Capital Resources

Sources and Uses of Liquidity

Liquidity risk arises from our general funding needs and in the management of our assets, liabilities and capital structure. We manage liquidity risk to maintain sufficient liquid financial resources to fund our financial position and meet our commitments and obligations in a cost-effective manner. Our 2019 significant liquidity sources are listed below along with our expected ongoing primary uses of liquidity.

	Primary uses of liquidity	Primary sources of liquidity
2019 Included:

•  operational expenses and prepayments

•  seasonal working capital requirements

•  sustaining and investing capital

•  business acquisitions

•  dividends

•  principal payments of debt securities

•  share repurchases

• cash from operations (including customer prepayments) • commercial paper issuances • credit facility drawdowns • debt capital markets • inventory prepayment arrangements

2019 Highlights:

•  Repurchased over 36 million common shares for cancellation at an aggregate cost of $1,878 million and increased our current normal course issuer bid (“NCIB”). At December 31, 2019 we had up to 12 million shares available to repurchase under the NCIB, which expires on February 26, 2020. As of February 19, 2020, an additional 2,214,780 common shares were repurchased at a cost of $95 million. See Note 25 to the financial statements.

•  Repaid at maturity $1 billion of notes in the first half of 2019. See Note 20 to the financial statements.

•  Acquired Ruralco, an agriservices business in Australia with approximately 250 Retail operating locations. In addition, we acquired 68 other Retail locations globally, which included Actagro, Van Horn, Inc. and Security Seed and Chemical, Inc. in the US as well as completing the remainder of the Agrichem acquisition in Brazil. See Note 4 to the financial statements. Cash used to acquire Retail locations totaled $911 million.

•  Paid over $1 billion in dividends to shareholders. We increased our expected quarterly dividend from $0.43 per share to $0.45 per share commencing for dividends declared in the third quarter of 2019.

•  Issued $1.5 billion in notes consisting of $750 million in 4.2% notes due April 1, 2029 and $750 million in 5.0% notes due April 1, 2049. See Note 20 to the financial statements.

•  Increased commercial paper outstanding from $391 million to $650 million.

Nutrien Annual Report 2019	49

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

We believe that internally generated cash flow, supplemented by available borrowings under our existing financing sources, if necessary, will be sufficient to meet our anticipated capital expenditures and other cash requirements for at least the next 12 months. We do not reasonably expect any presently known trend or uncertainty to affect our ability to access our historical sources of liquidity. We had positive working capital of $1.55 billion and a working capital ratio of 1.2 at December 31, 2019 and an adjusted net debt to adjusted EBITDA ratio of 2.5.

Sources and Uses of Cash

Our cash flows from operating, investing and financing activities are summarized in the following table:

(millions of US dollars, except as otherwise noted)	2019	2018	% Change
Cash provided by operating activities	3,665	2,052	79
Cash (used in) provided by investing activities	(2,798)	3,887	n/m
Cash used in financing activities	(2,479)	(3,705)	(33)
Effect of exchange rate changes on cash and cash equivalents	(31)	(36)	(14)

(Decrease) increase in cash and cash equivalents	(1,643)	2,198	n/m

Cash and cash equivalents decreased by $1,643 million in 2019 compared to an increase of $2,198 million in 2018, due to:

•	Decrease of approximately $5.8 billion in cash receipts related to the 2018 sale of SQM and APC equity investments and cash acquired as a result of the Merger in 2018.

•	Increase in our acquisitions and capital expenditures by approximately $900 million as we continue to grow our Retail business and invest in technology and long-term assets.
•	These decreases were partially offset by an increase from our financing activities as we borrowed an incremental $500 million in long-term debt and reduced our short-term debt repayments.

In addition, cash provided by operations was $3,665 million, an increase of $1,613 million over 2018. Our payables and accrued charges increased as a result of deferring payments related to our inventory prepayment arrangements.

50	Nutrien Annual Report 2019

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Cash Requirements

The following aggregated information about our contractual obligations and other commitments summarizes our liquidity and capital resource requirements as at December 31, 2019. The information presented in the table below does not include planned (but not legally committed) cash requirements. Planned or anticipated cash requirements that may not yet be fully included in the table below include annual investments in sustaining capital, share repurchases, dividends, acquisition of Retail and other businesses, investments in technology such as our Retail digital platform, investments in our Next Generation Potash program and potential investments in brownfield projects in Nitrogen and Phosphate. We do not currently have any significant projects in process that have not generated revenue.

		Payments Due by Period
Dollars (millions) at December 31, 2019	Financial Statement Note Reference	Total	Within 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years
Long-term debt obligations	Note 20, 27	8,704	508	521	1,250	6,425
Estimated interest payments on long-term debt obligations	Note 27	5,688	386	747	673	3,882
Lease liabilities	Note 21, 27	1,122	217	318	204	383
Estimated interest payments on lease liabilities	Note 27	180	32	46	30	72
Purchase commitments	Note 27	2,290	877	766	438	209
Capital commitments	Note 27	50	43	7	–	–
Other commitments	Note 27	437	118	137	58	124
Asset retirement obligations and environmental costs [1]	Note 24	3,002	206	301	334	2,161
Other long-term liabilities [2]	Note 9, 12, 23	3,688	101	114	116	3,357

Total		25,161	2,488	2,957	3,103	16,613

[1]

Commitments associated with our asset retirement obligations are the estimated cash outflows and are expected to occur over the next 485 years for phosphate (with the majority taking place over the next 80 years) and between 40 and 440 years for Potash. Potash cash flows are estimated for the first year of decommissioning for operating sites and for all years for permanently shut down sites. Environmental costs consist of restoration obligations, which are expected to occur through 2050.

[2]

Other long-term liabilities consist primarily of pension and other post-retirement benefits, derivative instruments, income taxes and deferred income taxes. Deferred income tax liabilities may vary according to changes in tax laws, tax rates and our operating results. Since it is impractical to determine whether there will be a cash impact in any particular year, all deferred income tax liabilities have been reflected as other long-term liabilities in the Over 5 Years category.

Nutrien Annual Report 2019	51

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Capital Structure and Management

We manage our capital structure with a focus on maintaining a strong balance sheet, enabling a strong investment-grade credit rating.

Principal Debt Instruments

We use a combination of cash generated from operations and short-term and long-term debt to finance our operations. We have the following short-term debt instruments available:

The credit facilities consist of a $4,500 million unsecured North American revolving term credit facility, a $500 million North American uncommitted revolving demand facility and approximately $820 million of other credit facilities in the US, Europe, Australia and South America. Included in the amount outstanding and committed is $650 million of commercial paper and $326 million of other short-term debt. We have a $4,500 million credit limit under our commercial paper program, which is limited to the availability of backup funds backstopped by the $4,500 million unsecured revolving term credit facility. Interest rates on outstanding commercial paper ranged from 2.0 to 2.1 percent.

Our long-term debt consists primarily of notes and debentures with the following maturities and interest rates:

We also have lease obligations totaling $1,073 million (including current portion) with a weighted average effective interest rate of 3 percent as at December 31, 2019.

52	Nutrien Annual Report 2019

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

In July 2017, the head of the United Kingdom Financial Conduct Authority announced the desire to phase out the London Interbank Offered Rate (“LIBOR”) by the end of 2021. We are in the process of identifying and updating existing contracts extending past 2021 that reference LIBOR, and we expect no material impact to our financial statements as a result of the transition.

Debt Covenants

Our credit facilities have financial tests and other covenants with which we must comply at each quarter-end. Non-compliance with any such covenants could result in accelerated payment of amounts borrowed and termination of lenders’ further funding obligations under the credit facilities. We were in compliance with all such covenants as at December 31, 2019.

The accompanying table summarizes the limits and results of certain covenants.

At December 31	Limit	2019
Debt-to-capital ratio [1]	0.65	0.33

[1]

This debt covenant is a non-IFRS financial measure and is calculated as the sum of short-term debt, long-term debt (including current portion), lease obligations and financial letters of credit divided by the sum of those amounts, non-controlling interests and shareholders’ equity. The ratio of our short-term debt and long-term debt (including current portion) to our short-term debt, long-term debt (including current portion) and shareholders’ equity, which is the nearest comparable IFRS measure, is 0.33.

Credit Ratings

Our ability to access reasonably priced debt in the capital markets depends, in part, on the quality of our credit ratings. We continue to maintain investment-grade credit ratings for our long-term debt. A downgrade of the credit rating of our long-term debt could increase the interest rates applicable to borrowings under our credit facilities.

Commercial paper markets are normally a source of same-day cash for us. Our access to the US commercial paper market primarily depends on maintaining our current short-term credit ratings as well as general conditions in the money markets.

	Long-term Debt Rating (Outlook)		Short-Term Debt Rating

As at December 31,	2019	2018	2019	2018

Moody’s	Baa2 (stable)	Baa2 (stable)	P-2	P-2
S&P	BBB (stable)	BBB (stable)	A-2	A-2

A security rating is not a recommendation to buy, sell or hold securities. Such ratings may be subject to revision or withdrawal at any time by the respective credit rating agency and each rating should be evaluated independently of any other rating.

Outstanding Share Data

February 19, 2020

Common shares	570,736,961
Options to purchase common shares	9,163,502

For more information on our capital structure and management, see Note 26 to the financial statements.

For more information on our short-term debt and long-term debt, see Note 19 and Note 20 to the financial statements.

Off-Balance Sheet Arrangements

Principal off-balance sheet activities primarily include:

•	Agreement to reimburse losses of Canpotex (see Note 30 to the financial statements).

•	Issuance of guarantee contracts (see Note 28 to the financial statements).
•	Certain non-financial derivatives that were entered into and continued to be held for the purpose of the receipt or delivery of a non-financial item in accordance with expected purchase, sale or usage requirements. Other derivatives are included on our balance sheet at fair value.

We do not reasonably expect any presently known trend or uncertainty to affect our ability to continue using these arrangements.

Other Financial Information

Related Party Transactions

Our most significant related party is Canpotex, which provides us with low-cost marketing and logistics for the offshore potash markets that we serve. Refer to Note 29 to the financial statements for information on our related party transactions.

Nutrien Annual Report 2019	53

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Market Risks Associated With Financial Instruments

Market risk is the potential for loss from adverse changes in the market value of financial instruments. The level of market risk to which we are exposed varies depending on the composition of our derivative instrument portfolio, as well as current and expected market conditions. See Note 12 to the financial statements for information on our financial instruments’ risks and risk management.

Critical Accounting Estimates

We prepare our financial statements in accordance with IFRS, which requires us to make judgments, assumptions and estimates in applying accounting policies. Critical accounting estimates are those which are highly uncertain at the time they are made or where different estimates would be reasonably likely to have a material impact on our financial condition or results of operations. We have discussed the development, selection and application of our key accounting policies, and the critical accounting estimates and assumptions they involve, with the audit committee of the Board.

Critical Accounting Estimate	Financial Statement Reference [1]	Description
Business combinations – measurement of assets acquired, and liabilities assumed	Note 4

Significant judgment for our business combinations included identifying assets acquired and liabilities assumed, and estimation of their fair values. Key assumptions used in estimation of fair value include discount rates and revenue growth rates specific to the acquired assets or liabilities assumed. All segments are impacted as all assets acquired, and liabilities assumed, from Agrium in the Merger were required to be measured at fair value. In 2019, all of the significant business combinations were in the Retail segment.

Goodwill impairment	Note 16 and Note 31

Operating segments other than Phosphate have goodwill allocated to them that must be assessed for impairment when events or circumstances indicate there could be an impairment, or at least annually. Based on our assumptions at the time of our goodwill impairment testing, the excess of the recoverable value of the Retail – North America group of cash-generating units (“CGUs”) over the book value is 6 percent. Key assumptions in our testing models may change, and changes that could reasonably be expected to occur may cause impairment. The sensitivity of Retail – North America’s recoverable amount, in millions of US dollars, to changes in key assumptions is as follows:

		Key Assumptions	Percentage Point Change	Change in Recoverable Amount
		Discount rate	+0.1	(330)
			-0.1	350

		Terminal growth rate	+0.1	290
			-0.1	(280)

		Forecasted EBITDA	+5.0	960
		over forecast period	-5.0	(960)

Long-lived asset impairment	Note 15 and Note 31

At December 31, 2019, we reviewed our Phosphate CGUs for impairment triggers. For our Aurora CGU, we used judgment in assessing possible indicators of impairment including expected mine life, supply and demand variables and expected benchmark prices. Based on our assessment, there were no impairment triggers. For our White Springs CGU, we identified an impairment trigger due to deteriorating price expectations and the expected remaining mine life. We completed an impairment analysis and determined that there was no impairment in excess of the $250 million impairment loss previously recorded at December 31, 2017.

The following table highlights for White Springs CGU, sensitivities to the recoverable amount in millions of US dollars which could result in additional impairment losses or reversals of previously recorded losses:

		Key Assumptions	Percentage Point Change	Change in Recoverable Amount
		Sales prices	±1.0	±20

		Forecasted EBITDA over forecast period	±5.0	±20

		Discount rate	±0.5	±10

Income taxes – measurement	Note 9 and Note 30

Significant estimates for the measurement of our income taxes include assessing the probability and measurement of our uncertain tax provisions related to complex global tax regulations, estimating forecasted taxable income and the timing of reversal of temporary differences, and assessing the probability of future taxable income used to recognize deferred tax assets. Although we believe our assumptions and estimates are reasonable, our tax assets are realizable and our accruals for tax liabilities are adequate for all open tax years based on our interpretation of tax laws and prior experience, actual results could differ. Changes in the income tax legislations, regulations and interpretations may result in a material impact to our financial statements.

Income taxes are recorded in our Corporate and Others segment.

54	Nutrien Annual Report 2019

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Critical Accounting Estimate	Financial Statement Reference [1]	Description
Asset retirement obligations (“AROs”) and accrued environmental costs – measurement (“ERLs”)	Note 24

The Potash and Phosphate segments have these liabilities (which have a high degree of estimation uncertainty for future costs and estimated timelines) associated with their mining operations while the Corporate and Others segment has AROs and ERLs associated with non-operational mines.

[1]	Included in the notes are a description of the estimate and the methodology for calculating (when applicable) key areas of judgment related to the estimate and changes to the estimate (if any).

Recent Accounting Changes

We adopted IFRS 16 “Leases” as of January 1, 2019. For details on all significant accounting standards changes refer to Note 31 to the financial statements.

Quarterly Results

	2019				2018
(millions of US dollars, except as otherwise noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Sales	3,442	4,169	8,693	3,719	3,762	4,034	8,145	3,695
Net (loss) earnings from continuing operations	(48)	141	858	41	296	(1,067)	741	(1)
Net earnings from discontinued operations	–	–	–	–	2,906	23	675	–
Net (loss) earnings	(48)	141	858	41	3,202	(1,044)	1,416	(1)
EBITDA	499	785	1,781	596	944	(932)	1,507	487
Earnings (loss) per share (“EPS”) from continuing operations
Basic	(0.08)	0.25	1.48	0.07	0.48	(1.74)	1.18	–
Diluted	(0.08)	0.24	1.47	0.07	0.48	(1.74)	1.17	–
EPS
Basic	(0.08)	0.25	1.48	0.07	5.23	(1.70)	2.25	–
Diluted	(0.08)	0.24	1.47	0.07	5.22	(1.70)	2.24	–

The agricultural products business is seasonal. Crop input sales are primarily concentrated in the spring and fall application seasons. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete, while customer prepayments made to us are typically concentrated in December and January, and our inventory prepayments paid to our vendors are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

Beginning on January 1, 2018, earnings were impacted by the operations of Agrium acquired in the Merger. In the second and fourth quarters of 2018, earnings were impacted by $0.6 billion and $2.9 billion, respectively, in after-tax gains on the sales of our investments in SQM and APC, which were categorized as discontinued operations. In the third quarter of 2018, earnings were impacted by a $1.8 billion non-cash impairment to property, plant and equipment in the Potash segment.

Fourth Quarter Financial Performance

(millions of US dollars)	Sales			Gross Margin
Three months ended December 31	2019	2018	% Change	2019	2018	% Change
Retail
Crop nutrients	907	917	(1)	186	184	1
Crop protection products	635	644	(1)	281	270	4
Seed	99	103	(4)	60	56	7
Merchandise [1]	211	142	49	44	27	63
Services and other	319	211	51	165	125	32

Total [1]	2,171	2,017	8	736	662	11

[1]	Certain immaterial figures have been reclassified or grouped together for the three months ended December 31, 2018.

Nutrien Annual Report 2019	55

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

(millions of US dollars)	Manufactured Product Sales Tonnes (thousands)			Manufactured Product Average Net Price per MT
Three months ended December 31	2019	2018	% Change	2019	2018	% Change
Potash
North America	651	731	(11)	226	242	(7)
Offshore	1,234	2,126	(42)	164	216	(24)

Sales	1,885	2,857	(34)	186	223	(17)
Cost of goods sold				112	95	18

Gross margin				74	128	(42)

Nitrogen
Ammonia	571	808	(29)	245	290	(16)
Urea	695	687	1	278	337	(18)
Solutions, nitrates and sulfates	1,096	1,016	8	152	177	(14)

Sales	2,362	2,511	(6)	212	257	(18)
Cost of goods sold				171	175	(2)

Gross margin				41	82	(50)

Phosphate
Fertilizer	466	601	(22)	334	423	(21)
Industrial and feed	181	207	(13)	581	513	13

Sales	647	808	(20)	403	446	(10)
Cost of goods sold				395	428	(8)

Gross margin				8	18	(56)

Highlights of our 2019 fourth quarter compared to the 2018 fourth quarter results were as follows:

Q4 2019 vs Q4 2018
Retail	Gross margin increased primarily due to higher merchandise sales, application services sales and livestock exports from the recently acquired Ruralco in Australia.

Potash	Gross margin decreased primarily due to lower offshore demand as customers in key markets drew down existing inventory. The temporary production downtime in response to lower demand and the Canadian National Railway labour strike led to higher costs of goods sold per tonne. This temporary slowdown in global demand caused lower benchmark prices and a lower net realized selling price per tonne. Our offshore net realized selling price per tonne was also negatively impacted by adjustments to our provisional selling price to Canpotex.

Nitrogen	Gross margin decreased primarily due to a lower net realized selling price caused by declines in global benchmark prices and from lower ammonia sales volumes caused by unfavorable weather in North America.

Phosphate	Gross margin decreased primarily due to a reduced net realized selling price as higher prices for industrial products were more than offset by lower dry fertilizer prices aligned with lower benchmark prices. This was partially offset by a decrease in cost of goods sold per tonne resulting from lower raw materials costs and positive asset retirement obligation adjustments from changes to cost estimates.

Other fourth quarter financial highlights

Selling costs in Retail increased due to higher sales related to acquired businesses.

Impairment of assets increased due to certain individually insignificant impairments of intangible assets and property, plant and equipment related primarily to changes to our future plans for those assets.

We had an income tax recovery in the fourth quarter of 2019 due to the loss from continuing operations and income tax expense in the fourth quarter of 2018 due to the earnings from continuing operations. The effective tax rate increased as a result of a change in proportionate earnings between jurisdictions.

Net earnings from discontinued operations were higher in the fourth quarter of 2018 primarily due to gains on the sale of our equity investments in SQM and APC (net of tax).

There was other comprehensive income in the fourth quarter of 2019 compared to an other comprehensive loss in the fourth quarter of 2018 primarily due to a gain on translation of our Retail operations in Canada and Australia in 2019 compared to losses in 2018.

56	Nutrien Annual Report 2019

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Enterprise Risk Management	Nutrien integrates enterprise risk management into all of our strategic and business activities. We focus on managing risks and facilitating informed risk taking to remain competitive in an increasingly volatile and uncertain global economy.

Risk Strategy and Governance

Our strategic and risk management processes are integrated to ensure we understand and benefit from the relationship between strategy, risk and value creation. By considering risk throughout our business, we seek to align our strategy with our vision and effectively manage the embedded business risks that could impact the achievement of our strategy.

Our approach to risk management is governed by our Board of Directors, including our Board committees, which oversee our Executive Leadership Team. By understanding the principal risks to our business and strategy and implementing measures to manage those risks, we seek an appropriate balance between risk and return.

Key Risks

We characterize a Key Risk as a risk or combination of risks that could negatively impact the achievement of our vision and ability to deliver on our strategy. We evaluate those risks we believe could have a significant negative effect on safety, health and environment, the Company’s financial results, or our reputation, while also considering mitigation efforts. We consider the following to be Key Risks at this time. For a more detailed discussion of our risks, refer to Nutrien’s 2019 Annual Information Form.

1	Agriculture Changes and Trends	Associated Key Priorities

Description

The following factors, in addition to other factors, could impact our strategy, demand for our products and/or financial performance: farm and industry consolidation, shifting grower demographics, agriculture productivity and development, climate change, changes in consumer food preferences, governments and climate change initiatives, and technological innovation and digital business models.

Risk Management Approach

Our integrated business platform and diversified earnings portfolio (consisting of crop inputs and services) are designed to respond and adapt to changes in agriculture. We are proactive in developing and using new agricultural products and practices including our integrated digital platform. Our teams have strong industry knowledge and direct customer relationships across the value chain, providing unique insights on trends and developments in the agriculture industry.

Sustainability	Growth & Capital Allocation	Innovation & Technology	Employees

Nutrien Annual Report 2019	57

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Enterprise Risk Management Continued

2	Shifting Market Fundamentals	Associated Key Priorities

Description

Changes in global macroeconomic conditions – including trade tariffs and/or other trade restrictions, increased price competition or a significant change in agriculture production or consumption trends – could lead to a low crop price environment and reduced demand for our products or increased prices or decreased availability of raw materials used in making our products.

Risk Management Approach

Our diversified business model and portfolio of agricultural products, services and solutions, combined with our global presence, is designed to enable us to respond to changing economic conditions.

We have a favorable cost-to-service position and the flexibility to make operational changes across our portfolio in order to minimize the impact of changing market dynamics. We also engage in market development, education, training and customer relations initiatives that support growth.

3	Changing Regulations	Associated Key Priorities

Description

Changing laws, regulations and government policies – including health and safety, environmental and climate change – could affect our ability to produce or sell certain products, reduce our efficiency and competitive advantage, increase our costs of raw material, energy, transportation or compliance, or require us to make capital improvements to our operations – all of which could impact our financial performance or reputation.

Risk Management Approach

We have a Government & Industry Affairs team and an active engagement strategy with governments and regulators that keeps us current on regulatory developments affecting our business. We are active in industry associations that address proposed changes to laws and regulations impacting our industry. We have a sustainability strategy and we are developing a climate change strategy to assist in managing the impact of potential regulatory changes.

4	Political, Economic and Social Instability	Associated Key Priorities

Description

Political, economic and social instability may affect our business including, for instance, if any of the jurisdictions in which we operate introduce restrictions on monetary distributions, forced divestitures or changes to or nullification of existing agreements, mining permits or leases. Instability in political or regulatory regimes could also affect our ability to do business and could impact our sales and operating results, our reputation or the value of our assets.

Risk Management Approach

We have a Government & Industry Affairs team and an active engagement strategy with governments, regulators and other stakeholders in the countries where we operate or plan to operate. We assess capital investments and project decisions against political, country and other related risk factors. Dedicated teams regularly monitor developments and global trends that may impact us.

Sustainability	Growth & Capital Allocation	Innovation & Technology	Employees

58	Nutrien Annual Report 2019

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Enterprise Risk Management Continued

5	Cybersecurity Threats	Associated Key Priorities

Description

Cyberattacks or breaches of our systems, including our digital platform or exposure to potential computer viruses, could lead to disruptions to our operations, loss of data, or the unintended disclosure of confidential information or property damage. Any of these could result in business disruptions, reputational damage, personal injury, or third-party claims, impacting our operations, financial performance or reputation.

Risk Management Approach

We maintain an enhanced focus on cybersecurity in conjunction with our cybersecurity strategy, policy and framework. Threat and risk assessments are completed for all new information technology systems, and our cybersecurity incident response processes are backstopped by external response measures.

6	Stakeholder Support	Associated Key Priorities

Description

Our stakeholders may not support our business plans or structure, strategy or core sustainability and social responsibilities. Loss of stakeholder confidence impairs our ability to execute our business plans, negatively impacts our ability to produce or sell our products and may lead to reputational and financial losses or shareholder action.

Risk Management Approach

We proactively and regularly engage with our stakeholders to identify and address their concerns and communicate the long-term value opportunities associated with our business plans. We have a sustainability strategy that is structured to support what matters most to our stakeholders and are in the process of developing a climate strategy.

  See page 14 of this report for more information on sustainability strategy.

7	Talent and Organizational Structure	Associated Key Priorities

Description

An inability to attract, develop or retain skilled employees, or establish the right organizational structure or culture, could impact productivity, reliability, safety performance, costs or our reputation.

Risk Management Approach

We strategically map critical talent in anticipation of future needs, seeking to hire talent with the right fit for our culture and purpose. Our succession planning proactively identifies critical roles and links to internal top talent. Our incentive programs are competitive and support our purpose-driven culture with performance expectations encouraging inclusion and diversity.

  See page 20 of this report for Nutrien’s people strategy.

Sustainability	Growth & Capital Allocation	Innovation & Technology	Employees

Nutrien Annual Report 2019	59

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Enterprise Risk Management Continued

8	Retail Business Model	Associated Key Priorities

Description

Digital innovations, increased research and development activity and new technologies in the agriculture industry, among other factors, could alter the competitive environment, impacting our Retail operations and financial performance.

Risk Management Approach

Our full-service offering, continued investment in technology, and integrated digital platform position our Retail business as a leader in agricultural solutions for growers. We are actively involved in the ag technology innovation space through external investments and partnerships. We seek to maintain strong relationships with industry partners, positioning Nutrien Ag Solutions as a key part of the ag value chain for both suppliers and growers.

Our dedicated in-house product innovation teams continue

to invest in enhancing our digital platform and e-commerce

capabilities through focused research and development

and acquisitions.

  See page 18 of this report for more information on innovation & technology at Nutrien.

9	Capital Allocation	Associated Key Priorities

Description

Our inability to deploy capital or to effectively execute on opportunities – whether due to market conditions, lack of options or otherwise, or deploying capital in a manner inconsistent with our strategic priorities – could impact our returns, operations, reputation or access to capital.

Risk Management Approach

We are focused on creating long-term value and on allocating capital consistent with our strategic priorities and capital allocation strategy. We employ a governance process for all capital allocation decisions and incorporate risk-related factors, including execution risk, in those decisions.

  See page 16 of this report for our capital allocation strategy.

10	Safety, Health & Environment	Associated Key Priorities

Description

Our operations are subject to safety, health and environmental risks inherent in the mining, manufacturing, transportation, storage and distribution of our products. These factors could result in injuries or fatalities, or impact the biodiversity, water resources or related ecosystems near our operations, impacting our operations, financial performance or reputation.

Risk Management Approach

We have robust governance processes that ensure we follow all regulatory, industry and internal standards of safety, health and environmental responsibility. We have structured incident prevention and response systems in place, conduct regular security vulnerability assessments and maintain protocols for employees working and traveling abroad. We have developed crisis communication protocols and emergency response programs and personnel can be deployed in the event of a significant incident.

We maintain environmental monitoring and control systems, including third-party reviews of key containment structures.

Sustainability	Growth & Capital Allocation	Innovation & Technology	Employees

60	Nutrien Annual Report 2019

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Controls and Procedures

Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by Nutrien in its annual filings, interim filings (as these terms are defined in National Instrument 52-109 – Certification of Disclosure in Issuers Annual and Interim Filings (NI 52-109)) and other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the required time periods. Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures as of the end of the period covered by the annual filings, being December 31, 2019, have concluded that, as of such date, our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by Nutrien in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is (a) recorded, processed, summarized and reported within the time periods specified in the securities legislation, and (b) accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, and NI 52-109. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the design and effectiveness of our internal control over financial reporting as of the end of the fiscal year covered by this report based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework (2013). There was no change in our internal control over financial reporting in 2019 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as at December 31, 2019, Nutrien Ltd. did maintain effective internal control over financial reporting.

We completed the Ruralco acquisition on September 30, 2019 as more fully described in Note 4 to the Financial Statements. This business was excluded from management’s evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019 due to the proximity of the acquisition to year-end. The associated total assets represent 2 percent of consolidated assets and total revenues represent 1 percent of consolidated revenues included in our 2019 financial statements.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2019 was audited by KPMG LLP, as reflected in their report, which is included in this 2019 Annual Report.

Nutrien Annual Report 2019	61

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Forward-Looking Statements

Certain statements and other information included in this document, including within the “2020 Guidance” section, constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are often accompanied by words such as “anticipate”, “forecast”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). All statements in this document, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to: Nutrien’s 2020 annual guidance, including our growth and capital allocation strategies and expectations regarding our adjusted net earnings per share, adjusted EBITDA and EBITDA by segment; expectations regarding our sustainability, environmental (including climate), D&I and innovation and technology initiatives; capital spending expectations for 2020; expectations regarding performance of our operating segments in 2020; our operating segment market outlooks and market conditions for 2020, and including anticipated supply and demand for our products and services, expected market and industry conditions with respect to crop nutrient application rates, planted acres, crop mix, prices and the impact of currency fluctuations and import and export volumes; expectations regarding repurchases of our Common Shares, including the timing thereof; expectations regarding completion of previously announced expansion projects (including timing and volumes of production associated therewith); and acquisitions and divestitures (including expected timing of closing thereof), and the expected synergies associated with various acquisitions, including timing thereof. These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although we believe that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The additional key assumptions that have been made include, among other things, assumptions with respect to our ability to successfully complete, integrate and realize the anticipated benefits of our already completed and future acquisitions, and that we will be able to implement our standards, controls, procedures and policies at any acquired businesses to realize the expected synergies; that future business, regulatory and industry conditions will be within the parameters expected by us, including with respect to prices, margins, demand, supply, product availability, supplier agreements, availability and cost of labor and interest, exchange and effective tax rates; the completion of our expansion projects on schedule, as planned and on budget; assumptions with respect to global economic conditions and the accuracy of our market outlook expectations for 2020 and in the future (including as outlined in the 2020 Outlook section); the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and divestitures and negotiate acceptable terms; our ability to maintain investment grade ratings and achieve our performance targets; and the receipt, on time, of all necessary permits, utilities and project approvals with respect to our expansion projects and that we will have the resources necessary to meet the projects’ approach.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general global economic, market and business conditions; failure to complete announced and future acquisitions or divestitures at all or on the expected terms and within the expected timeline; climate change and weather conditions, including impacts from regional flooding and/or drought conditions; crop planted acreage, yield and prices; the supply and demand and price levels for our products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy (including tariffs, trade restrictions and climate change initiatives), government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof; political risks, including civil unrest, actions by armed groups or conflict and malicious acts including terrorism; the occurrence of a major environmental or safety incident; innovation and cybersecurity risks related to our systems; regional natural gas supply restrictions; counterparty and sovereign risk; delays in completion of turnarounds at our major facilities; gas supply interruptions; any significant impairment of the carrying value of certain assets; risks related to reputational loss; certain complications that may arise in our mining processes; the ability to attract, engage and retain skilled employees and strikes or other forms of work stoppages; and other risk factors detailed from time to time in Nutrien reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States.

The purpose of our expected adjusted net earnings per share, adjusted EBITDA and EBITDA by segment guidance ranges, as well as our adjusted earnings per share and adjusted EBITDA price and volume and input cost sensitivities ranges, are to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes.

Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable Canadian securities legislation or applicable US federal securities laws.

62	Nutrien Annual Report 2019

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Appendix

Non-IFRS Financial Measures

We use both IFRS and certain non-IFRS financial measures to assess performance. Non-IFRS financial measures are numerical measures of a company’s performance, that either exclude or include amounts that are not normally excluded or included in the most directly comparable measures calculated and presented in accordance with IFRS. In evaluating these measures, investors should consider that the methodology applied in calculating such measures may differ among companies and analysts.

Management believes the non-IFRS financial measures provide transparent and useful supplemental information to help investors evaluate our financial performance, financial condition and liquidity using the same measures as management. These non-IFRS financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS.

The following section outlines our non-IFRS financial measures, their definitions, and why management uses each measure. It includes reconciliations to the most directly comparable IFRS measures.

EBITDA, Adjusted EBITDA and Potash Adjusted EBITDA

Most directly comparable IFRS financial measure: Net earnings (loss) from continuing operations.

Definition: EBITDA is calculated as net earnings (loss) from continuing operations before finance costs, income taxes and depreciation and amortization. Adjusted EBITDA is calculated as net earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization, Merger and related costs, acquisition and integration related costs, share-based compensation, defined benefit plans curtailment gain, impairment of assets, and foreign exchange gain/loss, net of related derivatives. In the fourth quarter of 2019, we amended our calculations of adjusted EBITDA and restated the comparative periods to exclude the impact of foreign exchange gain/loss, net of related derivatives, as foreign exchange changes are not indicative of our operating performance. We have also amended our calculations of adjusted EBITDA to adjust for acquisition and integration related costs for certain acquisitions such as Ruralco. There were no similar acquisitions in the comparative periods.

Why we use the measure and why it is useful to investors: These are meaningful measures because they are not impacted by long-term investment and financing decisions, but rather focus on the performance of our day-to-day operations. These provide a measure of our ability to service debt and to meet other payment obligations.

(millions of US dollars)	2019	2018	2017 [1]

Net earnings (loss) from continuing operations	992	(31)	656

Finance costs	554	538	515

Income tax expense (recovery)	316	(93)	20

Depreciation and amortization	1,799	1,592	1,221

EBITDA	3,661	2,006	2,412

Merger and related costs	82	170	178

Acquisition and integration related costs	16	–	–

Share-based compensation	104	116	92

Defined benefit plans curtailment gain	–	(157)	–

Impairment of assets	120	1,809	305

Foreign exchange loss (gain), net of related derivatives	42	(10)	35

Adjusted EBITDA	4,025	3,934	3,022

[1]	Amount presented is the combined historical financial results of PotashCorp and Agrium.

(millions of US dollars)	2019	2018
Potash EBITDA	1,593	(203)

Impairment of assets	–	1,809

Potash adjusted EBITDA	1,593	1,606

Adjusted EBITDA, Adjusted Net Earnings and Adjusted Net Earnings

Per Share Guidance

This guidance is provided on a non-IFRS basis. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with IFRS due to unknown variables and the

Nutrien Annual Report 2019	63

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

uncertainty related to future results. These unknown variables may include unpredictable transactions of significant value that may be inherently difficult to determine, without unreasonable efforts. Guidance excludes the impacts of acquisition and integration related costs, share-based compensation and foreign exchange gain/loss, net of related derivatives.

Adjusted Net Earnings and Adjusted Net Earnings Per Share

Most directly comparable IFRS financial measure: Net earnings (loss) from continuing operations and net (loss) earnings per share from continuing operations.

Definition: Net earnings from continuing operations before Merger and related costs, acquisition and integration related costs, share-based compensation, impairment of assets, purchase price allocation, defined benefit plans curtailment gain, dividend income of SQM and APC and foreign exchange gain/loss (net of related derivatives), net of tax. In the fourth quarter of 2019, we amended our calculations of adjusted net earnings and restated the comparative periods to exclude the impact of foreign exchange gain/loss, net of derivatives, as foreign exchange changes are not indicative of our operating performance. We have also amended our calculations of adjusted net earnings to adjust for acquisition and integration related costs for certain acquisitions such as Ruralco. There were no similar acquisitions in the comparative periods.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations excluding the effects of non-operating items.

	2019			2018
(millions of US dollars, except as otherwise noted)	Increases (Decreases)	Post-Tax	Per Diluted Share	Increases (Decreases)	Post-Tax	Per Diluted Share
Net earnings (loss) from continuing operations		992	1.70		(31)	(0.05)
Adjustments:
Merger and related costs	82	62	0.10	170	130	0.21
Acquisition and integration related costs	16	12	0.02	–	–	–
Share-based compensation	104	79	0.14	116	89	0.14
Impairment of assets	120	91	0.16	1,809	1,320	2.11
Foreign exchange loss (gain), net of related derivatives	42	32	0.05	(10)	(8)	(0.01)
Purchase price allocation	–	–	–	211	161	0.26
Defined benefit plans curtailment gain	–	–	–	(157)	(120)	(0.19)
Dividend income of SQM and APC	–	–	–	156	130	0.21

Adjusted net earnings		1,268	2.17		1,671	2.68

Free Cash Flow and Free Cash Flow Including Changes in Non-Cash Working Capital

Most directly comparable IFRS financial measure: Cash from operations before working capital changes.

Definition: Cash from operations before working capital changes less sustaining capital expenditures and cash provided by operating activities from discontinued operations. We also calculate this measure including changes in non-cash working capital.

Why we use the measure and why it is useful to investors: For evaluation of liquidity and financial strength, and as a component of employee remuneration calculations. These are also useful as an indicator of our ability to service debt, meet other payment obligations and make strategic investments. These do not represent residual cash flow available for discretionary expenditures.

(millions of US dollars)	2019	2018	2017 [1]
Cash from operations before working capital changes	3,175	3,190	2,511
Cash used in operating activities from discontinued operations	–	(130)	(200)
Sustaining capital expenditures	(1,018)	(1,085)	(1,018)

Free cash flow	2,157	1,975	1,293

Changes in non-cash working capital	490	(1,138)	57

Free cash flow including changes in non-cash working capital	2,647	837	1,350

[1]	Amount presented is the combined historical financial results of PotashCorp and Agrium.

64	Nutrien Annual Report 2019

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Gross Margin Excluding Depreciation and Amortization Per Tonne – Manufactured

Most directly comparable IFRS financial measure: Gross margin.

Definition: Gross margin per tonne from manufactured products less depreciation and amortization per tonne. Reconciliations are provided in the “Operating Segment Performance & Outlook” section.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations, which excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions.

Potash Cash Cost of Product Manufactured (“COPM”)

Most directly comparable IFRS financial measure: Cost of goods sold (“COGS”) for the Potash segment.

Definition: Potash COGS for the period excluding depreciation and amortization expense and inventory and other adjustments divided by the production tonnes for the period.

Why we use the measure and why it is useful to investors: To assess operational performance. Potash cash COPM excludes the effects of production from other periods and long-term investment decisions, supporting a focus on the performance of our day-to-day operations.

(millions of US dollars, except as otherwise noted)	2019	2018
Total COGS – Potash	1,103	1,183
Change in inventory	10	(5)
Other adjustments	(16)	(14)

COPM	1,097	1,164
Depreciation and amortization included in COPM	(355)	(391)

Cash COPM	742	773
Production tonnes (tonnes – thousands)	11,700	12,842

Potash cash COPM per tonne	63	60

Ammonia Controllable Cash COPM

Most directly comparable IFRS financial measure: COGS for the Nitrogen segment.

Definition: The total of COGS for the Nitrogen segment excluding depreciation and amortization expense included in COGS, cash COGS for products other than ammonia, other adjustments, and natural gas and steam costs, divided by net ammonia production tonnes.

Why we use the measure and why it is useful to investors: To assess operational performance. Ammonia controllable cash COPM excludes the effects of production from other periods, the costs of natural gas and steam, and long-term investment decisions, supporting a focus on the performance of our day-to-day operations.

(millions of US dollars, except as otherwise noted)	2019	2018
Total COGS – Nitrogen	2,148	2,145
Depreciation and amortization in COGS	(462)	(442)
Cash COGS for products other than ammonia	(1,226)	(1,212)

Ammonia
Total cash COGS before other adjustments	460	491
Other adjustments [1]	(57)	(28)

Total cash COPM	403	463
Natural gas and steam costs	(273)	(321)

Controllable cash COPM	130	142
Production tonnes (net tonnes [2] – thousands)	2,887	3,320

Ammonia controllable cash COPM per tonne	45	43

[1]	Includes changes in inventory balances and other adjustments.

[2]	Ammonia tonnes available for sale, as not upgraded to other Nitrogen products.

Nutrien Annual Report 2019	65

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Adjusted Net Debt

Most directly comparable IFRS financial measure: Long-term debt.

Definition: Long-term and short-term debt plus lease liabilities (including their respective current portions) less cash and cash equivalents and related unamortized fair value adjustments.

Why we use the measure and why it is useful to investors: As a component of adjusted net debt to adjusted EBITDA, it is used to evaluate our ability to pay our debts. See Note 26 to the financial statements for a reconciliation of adjusted net debt.

Nutrien Financial Receivables

Most directly comparable IFRS financial measure: Receivables.

Definition: Refer to page 27 for details.

Why we use the measure and why it is useful to investors: To differentiate a sub-group of receivables with lower credit risk.

(millions of US dollars)	2019
Nutrien Financial Receivables	821
Non-Nutrien Financial Receivables	2,721

Receivables	3,542

Retail Adjusted Average Working Capital to Sales

Most directly comparable IFRS financial measure: (Current assets minus current liabilities for Retail) divided by Retail sales.

Definition: Retail average working capital divided by Retail sales for the last four rolling quarters excluding working capital acquired in the quarter certain recent acquisitions, such as Ruralco, were completed.

Why we use the measure and why it is useful to investors: To evaluate operational efficiency. A lower or higher percentage represents increased or decreased operational efficiency, respectively.

	Rolling four quarters ended December 31, 2019
(millions of US dollars, except as otherwise noted)	Q1 2019	Q2 2019	Q3 2019	Q4 2019	Average/Total
Working capital	3,190	3,741	3,699	1,759
Working capital from certain recent acquisitions	–	–	(75)	(138)

Adjusted working capital	3,190	3,741	3,624	1,621	3,044
Sales	2,039	6,512	2,499	2,171	13,221

Adjusted average working capital to sales (%)					23

66	Nutrien Annual Report 2019

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Retail Cash Operating Coverage Ratio

Most directly comparable IFRS financial measure: Retail operating expenses 1 as a percentage of Retail gross margin.

Definition: Retail operating expenses excluding depreciation and amortization expense, divided by Retail gross margin excluding depreciation and amortization expense in cost of goods sold for the last four rolling quarters.

Why we use the measure and why it is useful to investors: To understand the costs and underlying economics of our Retail operations and to assess our Retail operating performance and ability to generate free cash flow.

	Rolling four quarters ended December 31, 2019
(millions of US dollars, except as otherwise noted)	Q1 2019	Q2 2019	Q3 2019	Q4 2019	Total
Gross margin	409	1,440	655	736	3,240
Depreciation and amortization in cost of goods sold	2	1	2	2	7

Gross margin excluding depreciation and amortization	411	1,441	657	738	3,247
Operating expenses	571	749	617	667	2,604
Depreciation and amortization in operating expenses	(132)	(143)	(150)	(160)	(585)

Operating expenses excluding depreciation and amortization	439	606	467	507	2,019

Cash operating coverage ratio (%)					62

[1]	Includes Retail expenses below gross margin including selling expenses, general and administrative expenses and other (income) expenses.

Retail Normalized Comparable Store Sales

Most directly comparable IFRS financial measure: Retail sales from comparable base as a component of total Retail sales.

Definition: Prior year comparable store sales adjusted for published potash, nitrogen and phosphate benchmark prices and foreign exchange rates used in the current year. We retain sales of closed locations in the comparable base if the closed location is in close proximity to an existing location, unless we plan to exit the market area or are unable to economically or logistically serve it. We do not adjust for temporary closures, expansions or renovations of stores.

Why we use the measure and why it is useful to investors: To evaluate sales growth by adjusting for fluctuations in commodity prices and foreign exchange rates. Includes locations we have owned for more than 12 months.

(millions of US dollars, except as otherwise noted)	2019		2018
Sales from comparable base
Current period	12,568		12,253
Prior period	12,520	[1]	12,103

Comparable store sales (%)	0		1
Prior period normalized for benchmark prices and foreign exchange rates	12,636	[1]	12,363

Normalized comparable store sales (%)	(1)		(1)

[1]	Certain immaterial figures have been reclassified for 2018.

Retail EBITDA per US Selling Location

Most directly comparable IFRS financial measure: Retail US EBITDA.

Definition: Total Retail US EBITDA for the last four rolling quarters adjusted for acquisitions in those quarters, divided by the number of US locations that have generated sales in the last four rolling quarters adjusted for acquired locations.

Why we use the measure and why it is useful to investors: To assess our US Retail operating performance. Includes locations we have owned for more than 12 months.

	Rolling four quarters ended December 31, 2019
(millions of US dollars, except as otherwise noted)	Q1 2019	Q2 2019	Q3 2019	Q4 2019	Total
US EBITDA	(58)	672	142	143	899
Adjustments for acquisitions					(27)

US EBITDA adjusted for acquisitions					872
Number of US selling locations adjusted for acquisitions					902

EBITDA per US selling location (thousands of US dollars)					967

Nutrien Annual Report 2019	67

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Two Year Highlights

The following information is not part of our MD&A on SEDAR and EDGAR and is furnished for those readers who may find value in the use of such information over the long term. In future years, we plan to expand the historical data in these tables as the information becomes available.

Summary Financial Information

(millions of US dollars, except as otherwise noted)	2019	2018

Operations

Sales	20,023	19,636

Earnings before finance costs and income taxes	1,862	414

Net earnings (loss) from continuing operations	992	(31)

Net earnings	992	3,573

Diluted net earnings (loss) per share from continuing operations	1.70	(0.05)

Diluted net earnings per share	1.70	5.72

Finance costs	554	538

EBITDA [1]	3,661	2,006

Adjusted EBITDA [1]	4,025	3,934

Cash provided by operating activities	3,665	2,052

Balance Sheet

Total assets	46,799	45,502

Short-term debt and long-term debt (including leases)	11,104	9,223

Shareholders’ equity	22,869	24,425

Common Share Information

Weighted average common shares outstanding (millions)	583	625

Closing share price on NYSE (USD)	47.91	47.00

Total shareholder return percentage (%)	5.5	(6.6)

Operating Segment Information

Retail net sales [2]	13,221	12,520

Potash net sales	2,604	2,667

Nitrogen net sales [3]	2,848	2,965

Phosphate net sales [3]	1,368	1,561

Retail EBITDA	1,231	1,206

Potash EBITDA	1,593	(203)

Nitrogen EBITDA [3]	1,239	1,215

Phosphate EBITDA [3]	194	255

Capital Allocation

Sustaining capital expenditures	1,018	985

Investing capital expenditures	772	320

Mine development and pre-stripping expenditures	96	100

Acquisitions (net of cash acquired)	911	433

Purchase of investments	198	135

Dividends paid	1,022	952

Payments for share repurchases	1,930	1,800

[1]	See the “non-IFRS financial measures” section.

[2]	Certain immaterial figures have been reclassified or grouped together for the year ended December 31, 2018.

[3]	Restated 2018 for the reclassification of sulfate from the Phosphate segment to the Nitrogen segment. See Note 2 to the financial statements.

68	Nutrien Annual Report 2019

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Summary Non-Financial Information

	2019	2018

Safety

Total recordable injury frequency	1.34	1.28

Lost-time injury frequency	0.34	0.34

Life-altering injuries	1	2

Environment

Environmental incidents	23	22

Community

Community investment ($ millions)	17	17

Taxes and royalties ($ millions)	628	1,614

Employees

Employees at December 31	22,300	20,300

Annual employee turnover rate (%) [1]	13	14

Proportion of women (%)	19	17

Proportion of women in senior leadership (director level and above) (%)	15	17

[1]	In 2019, we aligned our employee turnover definition with the Global Reporting Initiative definition used in our sustainability reporting and have restated 2018 figures.

Summary Production and Sales Volumes Information

	2019	2018

Production (thousands)

Potash production (Product tonnes)	11,700	12,842

Nitrogen production (Ammonia tonnes) [1]	6,164	6,372

Phosphate production (P2O5 tonnes) [2]	1,514	1,551

Sales of manufactured product tonnes (thousands)

Retail crop nutrient tonnes sold	11,048	10,689

Potash tonnes sold	11,521	13,019

Nitrogen tonnes sold [3]	10,270	10,598

Phosphate tonnes sold [3]	2,889	3,272

[1]	All figures are provided on a gross production basis.

[2]	Excludes Redwater. Comparative figures were restated to exclude Redwater.

[3]	Restated for the reclassification of sulfate from the Phosphate segment. See Note 3 to the financial statements.

Nutrien Annual Report 2019	69

Financial

Statements

	76	At a Glance
	77	Consolidated Statements of Earnings
	77	Consolidated Statements of Comprehensive Income
	78	Consolidated Statements of Cash Flows
	79	Consolidated Statements of Changes in Shareholders’ Equity
	80	Consolidated Balance Sheets
	81	Note 1	Description of Business
	81	Note 2	Basis of Presentation
P,E	82	Note 3	Segment Information
P,E	86	Note 4	Business Combinations
	90	Note 5	Nature of Expenses
P,E	90	Note 6	Share-Based Compensation
	92	Note 7	Other Expenses
	93	Note 8	Finance Costs
P,E	93	Note 9	Income Taxes
P	97	Note 10	Discontinued Operations
	97	Note 11	Net Earnings Per Share
P	98	Note 12	Financial Instruments and Related Risk Management
P,E	103	Note 13	Receivables
P,E	104	Note 14	Inventories
P,E	105	Note 15	Property, Plant and Equipment
P,E	109	Note 16	Goodwill and Other Intangible Assets
P,E	111	Note 17	Investments
	113	Note 18	Other Assets
	113	Note 19	Short-Term Debt
	114	Note 20	Long-Term Debt
	115	Note 21	Lease Liabilities
	116	Note 22	Payables and Accrued Charges
P,E	116	Note 23	Pension and Other Post-Retirement Benefits
P,E	121	Note 24	Asset Retirement Obligations and Accrued Environmental Costs
	123	Note 25	Share Capital
	124	Note 26	Capital Management
	125	Note 27	Commitments
P	126	Note 28	Guarantees
	127	Note 29	Related Party Transactions
E	127	Note 30	Contingencies and Other Matters
P,E	129	Note 31	Accounting Policies, Estimates and Judgments

P	Includes Accounting Policies
E	Includes Accounting Estimates and Judgments

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Management’s

Responsibility

Management’s Responsibility for Financial Reporting

Management’s Report on Financial Statements

The accompanying consolidated financial statements and related financial information are the responsibility of the management of Nutrien Ltd. (the “Company”). They have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and include amounts based on estimates and judgments. Financial information included elsewhere in this report is consistent with the consolidated financial statements.

The consolidated financial statements are approved by the Board of Directors on the recommendation of the audit committee. The audit committee of the Board of Directors is composed entirely of independent directors. The audit committee discusses and analyzes Nutrien’s interim condensed consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) with management before such information is approved by the committee and submitted to securities commissions or other regulatory authorities. The audit committee and management also analyze the annual consolidated financial statements and MD&A prior to their approval by the Board of Directors.

The audit committee duties also include reviewing critical accounting policies and significant estimates and judgments underlying the consolidated financial statements as presented by management and approving the fees of our independent registered public accounting firm.

Our independent registered public accounting firm, KPMG LLP, performs an audit of the consolidated financial statements, the results of which are reflected in their report for 2019 included on Page 74. KPMG LLP have full and independent access to the audit committee to discuss their audit and related matters.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, as amended, and National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS.

Under our supervision and with the participation of management, the Company conducted an evaluation of the design and effectiveness of our internal control over financial reporting as of the end of the fiscal year covered by this report, based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework (2013). Based on this evaluation, management concluded that, as of December 31, 2019, the Company did maintain effective internal control over financial reporting.

We completed the Ruralco acquisition on September 30, 2019 as more fully described in Note 4 of the Notes to the Consolidated Financial Statements. This business was excluded from management’s evaluation of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2019 due to the proximity of the acquisition to year-end. The associated total assets represent approximately 2 percent of consolidated total assets and total revenues represent approximately 1 percent of consolidated revenues included in Nutrien’s 2019 consolidated financial statements.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2019 has been audited by KPMG LLP, as reflected in their report for 2019 included on page 73.

Chuck Magro President and Chief Executive Officer February 19, 2020	Pedro Farah Chief Financial Officer February 19, 2020

72	Nutrien Annual Report 2019

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Report of Independent

Registered Public

Accounting Firm

To the Shareholders and Board of Directors of Nutrien Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited Nutrien Ltd. and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2019 and 2018, the related consolidated statements of earnings, comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes (collectively, the “consolidated financial statements”), and our report dated February 19, 2020 expressed an unqualified opinion on those consolidated financial statements.

The Company acquired Ruralco Holdings Limited (“Ruralco”) during 2019, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019, Ruralco’s internal control over financial reporting associated with 2 percent of total assets and 1 percent of total revenues included in the consolidated financial statements of the Company as of and for the year ended December 31, 2019. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Ruralco.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Responsibility report. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants

Calgary, Canada

February 19, 2020

In millions of US dollars except as otherwise noted	Nutrien Annual Report 2019	73

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Report of Independent

Registered Public

Accounting Firm

To the Shareholders and Board of Directors of Nutrien Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Nutrien Ltd. and subsidiaries (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of earnings, comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 19, 2020 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 31 to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2019 due to the adoption of International Financial Reporting Standard 16, Leases.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of the carrying amount of goodwill for the Retail North America cash-generating unit

As discussed in Note 16 to the consolidated financial statements, the carrying amount of goodwill as of December 31, 2019 was $11,986 million, of which $6,826 million of goodwill has been allocated to the Retail North America cash-generating unit. The Retail North America cash-generating unit is tested for impairment annually, and whenever events or changes in circumstances indicate that the carrying amount of the cash-generating unit, including goodwill, exceeds its estimated recoverable amount. The

74	Nutrien Annual Report 2019	In millions of US dollars except as otherwise noted

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

assessment of the carrying amount of the Retail North America cash-generating unit involves a number of estimates including forecasted earnings before tax, interest, depreciation and amortization (“EBITDA”), terminal growth rate and the discount rate assumptions used to calculate the recoverable amount of the Retail North America cash-generating unit.

We identified the assessment of the carrying amount of goodwill for the Retail North America cash-generating unit as a critical audit matter. Complex auditor judgment was required to evaluate the Company’s forecasted EBITDA, terminal growth rate and discount rate, which were used to calculate the recoverable amount of the Retail North America cash-generating unit. Minor changes to these assumptions have a significant effect on the Company’s assessment of the carrying amount of the goodwill.

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Company’s goodwill impairment assessment process, including controls related to the determination of the recoverable amount of the Retail North America cash-generating unit, and the forecasted EBITDA, terminal growth rate and discount rate. We performed sensitivity analyses over the terminal growth rate and discount rate to assess their impact on the Company’s determination that the recoverable amount of the Retail North America cash-generating unit exceeded its carrying amount. We evaluated the Company’s forecasted EBITDA for the Retail North America cash-generating unit by comparing to historical results and forecasted planted acreage in the United States. We compared the terminal growth rate to historical growth of the Retail North America cash-generating unit and to market information, including forecasted inflation and forecasted gross domestic product in the United States. We compared the Company’s historical forecasts of EBITDA to actual results to assess the Company’s ability to accurately forecast. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in:

•	Evaluating the Company’s method for estimating its discount rate, and testing assumptions used to estimate the discount rate to publicly available market data for comparable companies; and

•	Evaluating the Company’s method for estimating the recoverable amount of the Retail North America cash-generating unit and comparing the results of the Company’s estimate to publicly available market data and valuation metrics for comparable companies.

Chartered Professional Accountants

We have served as the Company’s auditor since 2018.

Calgary, Canada

February 19, 2020

In millions of US dollars except as otherwise noted	Nutrien Annual Report 2019	75

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

2019

At a Glance

Find out more at nutrien.com

76	Nutrien Annual Report 2019	In millions of US dollars except as otherwise noted

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Consolidated Financial Statements

Consolidated Statements of Earnings

For the years ended December 31	Note	2019	2018
			Note 2
Sales	3	20,023	19,636
Freight, transportation and distribution	5	768	864
Cost of goods sold	5	13,814	13,380

Gross Margin		5,441	5,392
Selling expenses	5	2,505	2,337
General and administrative expenses	5	404	423
Provincial mining and other taxes	5	292	250
Share-based compensation	6	104	116
Impairment of assets	15, 16	120	1,809
Other expenses	7	154	43

Earnings Before Finance Costs and Income Taxes		1,862	414
Finance costs	8	554	538

Earnings (Loss) Before Income Taxes		1,308	(124)
Income tax expense (recovery)	9	316	(93)

Net Earnings (Loss) from Continuing Operations		992	(31)
Net earnings from discontinued operations	10	–	3,604

Net Earnings		992	3,573

Net Earnings (Loss) per share from Continuing Operations	11
Basic		1.70	(0.05)
Diluted		1.70	(0.05)

Net Earnings per share from Discontinued Operations	11
Basic		–	5.77
Diluted		–	5.77

Net Earnings per share (“EPS”)	11
Basic		1.70	5.72
Diluted		1.70	5.72

Weighted average shares outstanding for basic EPS	11	582,269,000	624,900,000
Weighted average shares outstanding for diluted EPS	11	583,102,000	624,900,000

Consolidated Statements of Comprehensive Income

For the years ended December 31 (net of related income taxes)	2019	2018
Net Earnings	992	3,573
Other comprehensive income (loss)
Items that will not be reclassified to net earnings:
Net actuarial gain on defined benefit plans	7	54
Net fair value loss on investments	(25)	(99)
Items that have been or may be subsequently reclassified to net earnings:
Gain (loss) on currency translation of foreign operations	47	(249)
Other	7	(8)

Other Comprehensive Income (Loss)	36	(302)

Comprehensive Income	1,028	3,271

(See Notes to the Consolidated Financial Statements)

In millions of US dollars except as otherwise noted	Nutrien Annual Report 2019	77

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Consolidated Statements of Cash Flows

For the years ended December 31	Note	2019	2018
			Note 2
Operating Activities
Net earnings		992	3,573
Adjustments for:
Depreciation and amortization		1,799	1,592
Share-based compensation	6	104	116
Impairment of assets	15, 16	120	1,809
Provision for (recovery of) deferred income tax		177	(290)
Gain on sale of investments in Sociedad Quimica y Minera de Chile S.A. (“SQM”) and Arab Potash Company (“APC”)		–	(4,399)
Income tax related to the sale of the investment in SQM		–	977
Other long-term liabilities and miscellaneous		(17)	(188)

Cash from operations before working capital changes		3,175	3,190
Changes in non-cash operating working capital:
Receivables		(64)	(153)
Inventories		190	(887)
Prepaid expenses and other current assets		(238)	561
Payables and accrued charges		602	(659)

Cash Provided by Operating Activities		3,665	2,052

Investing Activities
Additions to property, plant and equipment	15	(1,728)	(1,405)
Additions to intangible assets	16	(163)	(102)
Business acquisitions, net of cash acquired	4	(911)	(433)
Proceeds from disposal of discontinued operations, net of tax	10	55	5,394
Purchase of investments		(198)	(135)
Cash acquired in Merger	4	–	466
Other		147	102

Cash (Used in) Provided by Investing Activities		(2,798)	3,887

Financing Activities
Transaction costs on long-term debt		(29)	(21)
Proceeds from (repayment of) short-term debt, net	19	216	(927)
Proceeds from long-term debt	20	1,510	–
Repayment of long-term debt	20	(1,010)	(12)
Repayment of principal portion of lease liabilities	20	(234)	–
Dividends paid	25	(1,022)	(952)
Repurchase of common shares	25	(1,930)	(1,800)
Issuance of common shares	25	20	7

Cash Used in Financing Activities		(2,479)	(3,705)

Effect of Exchange Rate Changes on Cash and Cash Equivalents		(31)	(36)

(Decrease) Increase in Cash and Cash Equivalents		(1,643)	2,198
Cash and Cash Equivalents – Beginning of Year		2,314	116

Cash and Cash Equivalents – End of Year		671	2,314

Cash and cash equivalents [1] comprised of:
Cash		532	1,506
Short-term investments		139	808

		671	2,314

Supplemental Cash Flows Information
Interest paid		505	507
Income taxes paid		29	1,155
Total cash outflow for leases		345	–

[1]	Highly liquid investments with a maturity of three months or less from the date of purchase are considered to be cash equivalents.

(See Notes to the Consolidated Financial Statements)

78	Nutrien Annual Report 2019	In millions of US dollars except as otherwise noted

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Consolidated Statements of Changes in

Shareholders’ Equity

	Share Capital	Contributed Surplus	Accumulated Other Comprehensive (Loss) Income (“AOCI”)					Retained Earnings	Total Equity [2]
			Net Fair Value Gain (Loss) on Investments	Net Actuarial Gain on Defined Benefit Plans [1]	Loss on Currency Translation of Foreign Operations	Other	Total AOCI
Balance – December 31, 2017	1,806	230	73	–	(2)	(46)	25	6,242	8,303
Merger impact (Note 4)	15,898	7	–	–	–	–	–	(1)	15,904
Net earnings	–	–	–	–	–	–	–	3,573	3,573
Other comprehensive (loss) income	–	–	(99)	54	(249)	(8)	(302)	–	(302)
Shares repurchased (Note 25)	(998)	(23)	–	–	–	–	–	(831)	(1,852)
Dividends declared	–	–	–	–	–	–	–	(1,273)	(1,273)
Effect of share-based compensation including issuance of common shares	34	17	–	–	–	–	–	–	51
Transfer of net actuarial gain on defined benefit plans	–	–	–	(54)	–	–	(54)	54	–
Transfer of net loss on sale of investment	–	–	19	–	–	–	19	(19)	–
Transfer of net loss on cash flow hedges	–	–	–	–	–	21	21	–	21

Balance – December 31, 2018	16,740	231	(7)	–	(251)	(33)	(291)	7,745	24,425

Net earnings	–	–	–	–	–	–	–	992	992
Other comprehensive (loss) income	–	–	(25)	7	47	7	36	–	36
Shares repurchased (Note 25)	(992)	–	–	–	–	–	–	(886)	(1,878)
Dividends declared	–	–	–	–	–	–	–	(754)	(754)
Effect of share-based compensation including issuance of common shares	23	17	–	–	–	–	–	–	40
Transfer of net actuarial gain on defined benefit plans	–	–	–	(7)	–	–	(7)	7	–
Transfer of net loss on sale of investment	–	–	3	–	–	–	3	(3)	–
Transfer of net loss on cash flow hedges	–	–	–	–	–	8	8	–	8

Balance – December 31, 2019	15,771	248	(29)	–	(204)	(18)	(251)	7,101	22,869

[1]	Any amounts incurred during a period were closed out to retained earnings at each period-end. Therefore, no balance exists at the beginning or end of period.
[2]	All equity transactions were attributable to common shareholders.

(See Notes to the Consolidated Financial Statements)

In millions of US dollars except as otherwise noted	Nutrien Annual Report 2019	79

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Consolidated Balance Sheets

As at December 31	Note	2019	2018
Assets
Current assets
Cash and cash equivalents		671	2,314
Receivables	13	3,542	3,342
Inventories	14	4,975	4,917
Prepaid expenses and other current assets		1,477	1,089

		10,665	11,662
Non-current assets
Property, plant and equipment	15	20,335	18,796
Goodwill	16	11,986	11,431
Other intangible assets	16	2,428	2,210
Investments	17	821	878
Other assets	18	564	525

Total Assets		46,799	45,502

Liabilities
Current liabilities
Short-term debt	19	976	629
Current portion of long-term debt	20	502	995
Current portion of lease liabilities	21	214	8
Payables and accrued charges	22	7,437	6,703

		9,129	8,335
Non-current liabilities
Long-term debt	20	8,553	7,579
Lease liabilities	21	859	12
Deferred income tax liabilities	9	3,145	2,907
Pension and other post-retirement benefit liabilities	23	433	395
Asset retirement obligations and accrued environmental costs	24	1,650	1,673
Other non-current liabilities		161	176

Total Liabilities		23,930	21,077

Shareholders’ Equity
Share capital	25	15,771	16,740
Contributed surplus		248	231
Accumulated other comprehensive loss		(251)	(291)
Retained earnings		7,101	7,745

Total Shareholders’ Equity		22,869	24,425

Total Liabilities and Shareholders’ Equity		46,799	45,502

(See Notes to the Consolidated Financial Statements)

Approved by the Board of Directors,

Director	Director

80	Nutrien Annual Report 2019	In millions of US dollars except as otherwise noted

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Note 1  Description of Business

Nutrien Ltd. (collectively with its subsidiaries, “Nutrien”, “we”, “us”, “our” or “the Company”) is the world’s largest provider of crop inputs and services. Nutrien plays a critical role in helping growers around the globe increase food production in a sustainable manner.

The Company is a corporation organized under the laws of Canada with its registered head office located at Suite 500, 122 – 1st Avenue South, Saskatoon, Saskatchewan, Canada. As at December 31, 2019, the Company had assets as follows:

Retail

•	various retail facilities across the US, Canada, Australia and South America

•	private label and proprietary crop protection products and nutritionals

•	an innovative integrated digital platform for growers and crop consultants

Potash

•	six operations in the province of Saskatchewan

Nitrogen

•	eight production facilities in North America: four in Alberta and one each in Georgia, Louisiana, Ohio and Texas

•	one large-scale operation in Trinidad
•	seven upgrade facilities in North America: three in Alberta and one each in Alabama, Georgia, Missouri, and Washington

•	50 percent investment in Profertil S.A. (“Profertil”), a nitrogen producer based in Argentina

•	26 percent investment in Misr Fertilizers Production Company S.A.E. (“MOPCO”), a nitrogen producer based in Egypt

Phosphate

•	two mines and processing plants: one in Florida and one in North Carolina

•	phosphate feed plants in Illinois, Missouri and Nebraska

•	an industrial phosphoric acid plant in Ohio

Corporate and Others

•	investment in Canpotex Limited (“Canpotex”), a Canadian potash export, sales and marketing company owned in equal shares by Nutrien and another potash producer

•	22 percent investment in Sinofert Holdings Limited (“Sinofert”), a fertilizer supplier and distributor in China

Note 2  Basis of Presentation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). We have consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect, with the exception of IFRS 16, “Leases” (“IFRS 16”), which was adopted effective January 1, 2019, the impacts of which are disclosed in Note 31.

Certain immaterial 2018 figures have been reclassified or grouped together in the consolidated statements of earnings, consolidated statements of cash flows, segment information and nature of expenses.

These consolidated financial statements were authorized for issue by the Board of Directors on February 19, 2020.

Where an accounting policy is applicable to a specific note to the consolidated financial statements, the policy is described within that note, with the related financial disclosures by major caption as noted in the table of contents. Certain of our accounting policies that relate to the consolidated financial statements as a whole, as well as estimates and judgments we have made and how they affect the amounts reported in the consolidated financial statements, are disclosed in Note 31. Sensitivity analyses included throughout the notes should be used with caution as the changes are hypothetical and not reflective of future performance. The sensitivities have been calculated independently of changes in other key variables. Changes in one factor may result in changes in another, which could increase or reduce certain sensitivities. These consolidated financial statements were prepared under the historical cost basis, except for items that IFRS requires to be measured at fair value.

In millions of US dollars except as otherwise noted	Nutrien Annual Report 2019	81

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Note 3  Segment Information

The Company has four reportable operating segments: Retail, Potash, Nitrogen and Phosphate. The Retail segment distributes crop nutrients, crop protection products, seed and merchandise, and provides services directly to growers through a network of farm centers in North and South America and Australia. The Potash, Nitrogen and Phosphate segments are differentiated by the chemical nutrient contained in the products that each produces.

Accounting Policies, Estimates and Judgments

Operating Segments

We identified the Executive Leadership Team (“ELT”), comprised of officers at the Executive Vice President level and above, as the Chief Operating Decision Maker (“CODM”). The CODM uses net earnings (loss) before finance costs, income taxes, and depreciation and amortization (“EBITDA”) to measure performance and allocate resources to the operating segments. The CODM considers EBITDA a meaningful measure because it is not impacted by long-term investment and financing decisions, but rather focuses on the performance of our day-to-day operations.

In 2019, the CODM reassessed our product groupings and decided to evaluate the performance of ammonium sulfate as part of the Nitrogen segment, rather than the Phosphate and Sulfate segment, as previously reported in our 2018 annual consolidated financial statements. Comparative amounts for the Nitrogen and Phosphate segments were restated. For the year ended December 31, 2018, Nitrogen reflected increases of $121, $40, and $53 in sales, gross margin and EBITDA, respectively, and $377 in assets, with corresponding decreases in Phosphate. In addition, the “Others” segment was renamed to “Corporate and Others”.

Judgment is used in determining the composition of the reportable segments based on factors including risks and returns, internal organization, and internal reports reviewed by the CODM.

Certain expenses are allocated across segments based on reasonable considerations such as production capacities or historical trends.

Revenue

We recognize revenue when we transfer control over a good or service to a customer.

Transfer of Control for	Retail	Potash, Nitrogen and Phosphate
Sale of Goods	At the point in time when the product is • purchased at our Retail farm center or • delivered and accepted by customers at their premises.	At the point in time when the product is • loaded for shipping or • delivered to the customer.

Services	Over time as the promised service is rendered.	Over time as the promised service is rendered.

For transactions in which we act as an agent rather than the principal, revenue is recognized net of any commissions earned. The relating commissions are recognized as the sales occurred or as unconditional contracts are signed.

Retail

Retail revenue is generated primarily from sales of the following:

Crop nutrients	Dry and liquid macronutrient products including potash, nitrogen and phosphate, proprietary liquid micronutrient products and nutrient application services.

Crop protection products	Various third-party supplier and proprietary products designed to maintain crop quality and manage plant diseases, weeds, and other pests.

Seed	Various third-party supplier seed brands and proprietary seed product lines.

Merchandise	Fencing, feed supplements, livestock-related animal health products, storage and irrigation equipment, and other products.

Services and other revenues	Product application, soil and leaf testing, crop scouting and precision agriculture services, water services, financial services and livestock marketing.

Provisions for returns, trade discounts and rebates are deducted from sales revenue.

82	Nutrien Annual Report 2019	In millions of US dollars except as otherwise noted

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Note 3 Segment Information Continued

Potash, Nitrogen and Phosphate

Our sales revenue is recorded and measured based on the “freight on board” mine, plant, warehouse or terminal price specified in the contract (except for certain vessel sales or specific product sales that are shipped and recorded on a delivered basis), which reflects the consideration we expect to be entitled to in exchange for the goods or services, net of any variable consideration (e.g., any trade discounts or estimated volume rebates). Where customer contracts include volume rebates, we estimate revenue at the earlier of the most likely amount of consideration we expect to receive or when it is highly probable that a significant reversal will not occur. Our customer contracts may provide certain product quality specification guarantees but do not generally provide for refunds or returns.

Sales prices are based on North American and International benchmark market prices which are variable and subject to global supply and demand and other market factors.

	Potash	Nitrogen	Phosphate
Products	• North American – primarily granular • Offshore (international) – primarily granular and standard	• Ammonia, urea, urea ammonium nitrate, industrial grade ammonium nitrate and ammonium sulfate	• Solid fertilizer, liquid fertilizer, industrial products and feed products

Sales prices impacted by

•  North American prices referenced at delivered prices (including transportation and distribution costs)

•  International prices referenced at the mine site (excluding transportation and distribution costs)

		• Global energy costs and supply	• Global prices and supplies of ammonia and sulfur

Other

We do not provide general warranties. Intersegment sales are made under terms that approximate market value. Transportation costs are generally recovered from the customer through sales pricing.

We elected to use the practical expedient related to the adjustment of the promised consideration for the effects of a significant financing component as the expected period between when control over a promised good or service is transferred and when the customer pays for that good or service is less than 12 months.

Seasonality in our business results from increased demand for products during planting season. Crop input sales are generally higher in spring and fall crop input application seasons. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete, while customer prepayments made to us are typically concentrated in December and January and inventory prepayments paid to our vendors are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

For product sales with volume rebates, revenue is recognized to the extent that it is highly probable that significant reversals will not occur using the most likely method and accumulated experience.

Returns and incentives are estimated based on historical and forecasted data, contractual terms and current conditions. Due to the nature of goods and services sold, any single estimate would have only a negligible impact on revenue.

In millions of US dollars except as otherwise noted	Nutrien Annual Report 2019	83

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Note 3 Segment Information Continued

Supporting Information

Financial information on each of these segments is summarized in the following tables:

	2019	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated
Sales	– third party	13,183	2,702	2,608	1,397	133	–	20,023
	– intersegment	38	207	612	203	–	(1,060)	–

Sales	– total	13,221	2,909	3,220	1,600	133	(1,060)	20,023
	Freight, transportation and distribution	–	305	372	232	–	(141)	768

	Net sales	13,221	2,604	2,848	1,368	133	(919)	19,255
	Cost of goods sold	9,981	1,103	2,148	1,373	133	(924)	13,814

	Gross margin	3,240	1,501	700	(5)	–	5	5,441
	Selling expenses	2,484	9	25	5	(18)	–	2,505
	General and administrative expenses	112	6	15	7	264	–	404
	Provincial mining and other taxes	–	287	2	1	2	–	292
	Share-based compensation expense	–	–	–	–	104	–	104
	Impairment of assets (Note 15 and 16)	–	–	–	–	120	–	120
	Other expenses (income)	8	(4)	(46)	25	171	–	154

	Earnings (loss) before finance costs and income taxes	636	1,203	704	(43)	(643)	5	1,862
	Depreciation and amortization	595	390	535	237	42	–	1,799

	EBITDA	1,231	1,593	1,239	194	(601)	5	3,661

	Assets [1]	19,990	11,696	10,991	2,198	2,129	(205)	46,799

[1]	Included in the Retail and Nitrogen segments are $126 and $482, respectively, relating to equity-accounted investees as described in Note 17.

	2018	Retail	Potash	Nitrogen [1]	Phosphate [1]	Corporate and Others	Eliminations	Consolidated
Sales	– third party	12,470	2,796	2,712	1,508	150	–	19,636
	– intersegment	50	220	626	268	–	(1,164)	–

Sales	– total	12,520	3,016	3,338	1,776	150	(1,164)	19,636
	Freight, transportation and distribution	–	349	373	215	–	(73)	864

	Net sales	12,520	2,667	2,965	1,561	150	(1,091)	18,772
	Cost of goods sold	9,485	1,183	2,145	1,473	150	(1,056)	13,380

	Gross margin	3,035	1,484	820	88	–	(35)	5,392
	Selling expenses	2,303	14	32	10	(22)	–	2,337
	General and administrative expenses	100	10	20	9	284	–	423
	Provincial mining and other taxes	–	244	3	1	2	–	250
	Share-based compensation expense	–	–	–	–	116	–	116
	Impairment of assets (Note 15)	–	1,809	–	–	–	–	1,809
	Other (income) expenses	(75)	14	(8)	6	106	–	43

	Earnings (loss) before finance costs and income taxes	707	(607)	773	62	(486)	(35)	414
	Depreciation and amortization	499	404	442	193	54	–	1,592

	EBITDA	1,206	(203)	1,215	255	(432)	(35)	2,006

	Assets [2]	17,964	11,710	10,386	2,406	3,678	(642)	45,502

[1]	Comparative figures have been restated to reflect the change in the sulfate product grouping from Phosphate and Sulfate to Nitrogen.

[2]	Included in the Retail and Nitrogen segments are $208 and $428, respectively, relating to equity-accounted investees as described in Note 17.

84	Nutrien Annual Report 2019	In millions of US dollars except as otherwise noted

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Note 3 Segment Information Continued

Financial information by geographic area is summarized in the following tables:

Sales – Third Party	2019	2018
United States	12,522	11,891
Canada	2,504	2,790
Australia	1,955	1,681
Canpotex [1]	1,625	1,657
Trinidad	113	190
Argentina	388	387
Europe	210	312
Other	706	728

	20,023	19,636

[1]

As described in Note 1, Canpotex executed offshore marketing, sales and distribution functions for certain of our products. Canpotex’s 2019 sales volumes were made to: Latin America 31 percent, China 22 percent, India 10 percent, Other Asian markets 27 percent, Other markets 10 percent (2018 – Latin America 33 percent, China 18 percent, India 10 percent, Other Asian markets 31 percent, Other markets 8 percent) (Note 29).

Non-Current Assets [1]	2019	2018
United States	15,685	14,501
Canada	17,503	17,100
Australia	1,172	607
Trinidad	691	570
Other	639	621

	35,690	33,399

[1]	Excludes financial instruments (other than equity-accounted investees), deferred tax assets and post-employment benefit assets.

We disaggregated revenue from contracts with customers by product line or geographic location for each reportable segment to show how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. Sales reported under our Corporate and Others segment primarily relates to our non-core Canadian business.

	2019	2018
Retail sales by product line
Crop nutrients	4,989	4,577
Crop protection products	4,983	4,862
Seed	1,712	1,687
Merchandise	598	584
Services and other	939	810

	13,221	12,520

In millions of US dollars except as otherwise noted	Nutrien Annual Report 2019	85

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Note 3 Segment Information Continued

	2019	2018
Potash sales by geography
Manufactured product
North America	1,283	1,356
Offshore [1]	1,625	1,657
Other potash and purchased products	1	3

	2,909	3,016

Nitrogen sales by product line [2]
Manufactured product
Ammonia	884	1,061
Urea	1,019	979
Solutions, nitrates and sulfates	812	825
Other nitrogen and purchased products	505	473

	3,220	3,338

Phosphate sales by product line [2]
Manufactured product
Fertilizer	944	1,141
Industrial and feed	475	469
Other phosphate and purchased products	181	166

	1,600	1,776

[1]	Relates to Canpotex.

[2]	Comparative figures have been restated to reflect the change in the sulfate product grouping from Phosphate and Sulfate to Nitrogen.

Note 4  Business Combinations

The Company’s business combinations include the merger between Potash Corporation of Saskatchewan Inc. (“PotashCorp”) and Agrium Inc. (“Agrium”) (the “Merger”), the acquisition of Retail businesses, including Ruralco Holdings Limited (“Ruralco”), and various digital agriculture, proprietary products and agricultural services.

Accounting Policies, Estimates and Judgments

•	Consideration is measured at the aggregate of the fair values of assets transferred, liabilities incurred or assumed, and equity instruments issued in exchange for control of the acquiree at the acquisition date.

•	Identifiable assets acquired and liabilities assumed are generally measured at fair value.
•	The excess of total consideration for each acquisition plus non-controlling interest in the acquiree, over the fair value of the identifiable net assets acquired, is recorded as goodwill.

•	For each business combination, we elect to measure the non-controlling interest in the acquired entity either at fair value or at the proportionate share of the acquiree’s identifiable net assets.

86	Nutrien Annual Report 2019	In millions of US dollars except as otherwise noted

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Note 4 Business Combinations Continued

Judgment is required to determine which entity is the acquirer in a merger of equals. In identifying PotashCorp as the acquirer in the Merger, we considered the voting rights of all equity instruments, the intended corporate governance structure of the combined company, the intended composition of senior management of the combined company and the size of each of the companies. In assessing the size of each of the companies, we evaluated various metrics. No single factor was the sole determinant in the overall conclusion that PotashCorp was the acquirer for accounting purposes in the Merger; rather, all factors were considered in arriving at the conclusion.

Purchase price allocation involves judgment in identifying assets acquired and liabilities assumed, and estimation of their fair values. To determine fair values, we used quoted market prices or widely accepted valuation techniques as described below. Key assumptions include discount rates and revenue growth rates specific to the acquired assets or liabilities assumed. We performed a thorough review of all internal and external sources of information available on circumstances that existed at the acquisition date. We also engaged independent valuation experts on certain acquisitions to assist in determining the fair value of certain assets acquired and liabilities assumed and related deferred income tax impacts.

Asset	Ruralco	Merger	Other Acquisitions	Valuation Technique and Judgments Applied
Property, plant and equipment	X	X	X

Market approach for land and certain types of personal property: sales comparison that measures the value of an asset through an analysis of sales and offerings of comparable assets.

Replacement costs for all other depreciable property, plant and equipment: measures the value of an asset by estimating the costs to acquire or construct comparable assets and adjusts for age and condition of the asset.

Other intangible assets	X	X	X

Income approach – multi-period excess earnings method: measures the value of an asset based on the present value of the incremental after-tax cash flows attributable to the asset after deducting contributory asset charges (“CACs”). Allocation of CACs is a matter of judgment and based on the nature of the acquired businesses’ operations and historical trends.

We considered several factors in determining the fair value of customer relationships, such as customers’ relationships with the acquired company and its employees, the segmentation of customers, historical customer attrition rates and revenue growth. Segmenting customers is a matter of judgment and includes factors such as the size of the customer and customer behavior patterns.

Long-term debt		X		Comparable debt instruments with similar maturities, adjusted where necessary to the acquired company’s credit spread, based on information published by financial institutions.

Asset retirement obligations and accrued environmental costs		X

Decision-tree approach of future costs and a risk premium to capture the compensation sought by risk-averse market participants for bearing the uncertainty inherent in the cash flows of the liability. We expect asset retirement obligations for phosphate sites to be paid over the next 68 years, while we expect asset retirement obligations for potash and nitrogen sites to be paid subsequently.

We expect accrued environmental costs – discounted using a credit adjusted risk-free rate – to be paid over the next 30 years.

In millions of US dollars except as otherwise noted	Nutrien Annual Report 2019	87

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Note 4 Business Combinations Continued

Supporting Information

	Ruralco	Merger	Other Acquisitions
Acquisition date	September 30, 2019	January 1, 2018	Various

Purchase price, net of cash and cash equivalents acquired

$330

On the acquisition date, we acquired 100% of the Ruralco stock that was issued and outstanding.

Also included in the total consideration, net of cash and cash equivalents acquired, is the impact of $18 relating to a foreign exchange hedge loss which we designated a cash flow hedge.

Transaction costs are recorded in acquisition and integration related costs in other expenses.

$16,010

We determined the purchase price based on the number of Agrium shares outstanding and their trading price
on December 29, 2017.

On the acquisition date, shareholders of PotashCorp received 0.400 common shares of Nutrien for each PotashCorp share held, and shareholders of Agrium received 2.230 common shares of Nutrien for each Agrium share held.

Merger and related costs are included in other expenses.

2019 – $581, net of $100 previously held equity-accounted interest in Agrichem. We acquired the remaining 20 percent interest in Agrichem in the first nine months of 2019, making Agrichem a wholly owned consolidated subsidiary of the Company.

(2018 – $433)

Goodwill and expected benefits of the acquisition	$202	$11,185, none of which is deductible for income tax purposes.	$341 (2018 – $197)

The expected benefits of the acquisitions resulting in goodwill include:

•  synergies from expected reduction in operating costs;

•  wider distribution channel for selling products of acquired businesses;

•  a larger assembled workforce;

•  potential increase in customer base;

•  enhanced ability to innovate;

•  production and expense optimization, including procurement savings (specific to Merger); and

•  closer proximity of nitrogen operations to sources of low-cost natural gas (specific to Merger).

Description	An agriservices business in Australia with approximately 250 operating locations.	A major global producer and distributor of agricultural products, services and solutions.

68 Retail locations in North and South America and Australia, including companies operating in the proprietary products business, such as Actagro, LLC, a developer, manufacturer and marketer of environmentally sustainable soil and plant health products and technologies (2018 – 53 Retail locations in North America and Australia and companies operating within the digital agriculture, proprietary products and agricultural services businesses).

88	Nutrien Annual Report 2019	In millions of US dollars except as otherwise noted

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Note 4 Business Combinations Continued

We allocated the following values to the acquired assets and assumed liabilities based upon fair values at their respective acquisition date:

	2019					2018
	Ruralco (Estimate)
	Preliminary [1]	Adjustments [2]	Revised Fair Value		Other Acquisitions [3]	Merger (Final)		Other Acquisitions [3]
Cash and cash equivalents	–	–	–		–	466		–
Receivables	250	39	289	[4]	68	2,600	[4]	20
Inventories	116	1	117		145	3,303		146
Prepaid expenses and other current assets	11	(3)	8		38	1,124		2
Property, plant and equipment	70	66	136		115	7,459		107
Goodwill	272	(70)	202		341	11,185		197
Other intangible assets	55	110	165		179	2,348		8
Investments	15	–	15		–	528		11
Other assets	16	–	16	[5]	2	293	[5]	3

Total assets	805	143	948		888	29,306		494

Short-term debt	112	–	112		25	867		–
Payables and accrued charges	299	46	345		156	5,239		52
Long-term debt, including current portion	–	–	–		11	4,941		–
Lease liabilities, including current portion	44	66	110		1	–		–
Deferred income tax liabilities	7	31	38		7	934		–
Pension and other post-retirement benefit liabilities	–	–	–		–	142		–
Asset retirement obligations and accrued environmental costs	–	–	–		–	1,094		–
Other non-current liabilities	13	–	13		7	79		9

Total liabilities	475	143	618		207	13,296		61

Total consideration	330	–	330		681	16,010		433
Previously held equity-accounted interest in Agrichem	–	–	–		100	–		–

Total consideration, net of cash and cash equivalents acquired	330	–	330		581	16,010		433

[1]

Preliminary value as previously reported in our third quarter 2019 unaudited financial statements. The purchase price allocation is not final as we continue to obtain and verify information required to determine the fair value of certain assets and liabilities and the amount of deferred income taxes arising on their recognition. We estimated the preliminary purchase price allocation as of the date of the acquisition based on information that was available and continue to adjust those estimates as new information that existed at the date of acquisition becomes available. We expect to finalize the amounts recognized when we obtain the information necessary to complete the analysis, and in any event, not later than September 30, 2020.

[2]

We recorded adjustments to the preliminary fair value to reflect facts and circumstances in existence as of the date of acquisition. These adjustments primarily related to changes in the preliminary valuation assumptions, including refinement of intangible assets. All measurement period adjustments were offset against goodwill.

[3]	This represents preliminary fair values. For certain acquisitions, we finalized the purchase price with no material change to the fair values disclosed in prior periods.

[4]

Includes receivables from customers with gross contractual amounts of $247, of which $5 are considered to be uncollectible relating to Ruralco (2018 – $2,247 and $80 respectively relating to the Merger).

[5]	Includes deferred income tax assets of $14 relating to Ruralco (2018 – $158 relating to the Merger).

Financial Information Related to the Acquired Operations

2019 Proforma [1]	Ruralco	Other Acquisitions
Sales	1,090	480
EBITDA	50	40

[1] Estimated annual sales and EBITDA if acquisitions occurred at the beginning of the year. Net earnings before income taxes is not available.

In millions of US dollars except as otherwise noted	Nutrien Annual Report 2019	89

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Note 4 Business Combinations Continued

	2019 Actuals		2018 Actuals
From date of acquisition	Ruralco	Other Acquisitions	Merger	Other Acquisitions
Sales	249	312	14,551	213
Net earnings (loss) before income taxes	(2)	(1)	546	10

Note 5  Nature of Expenses

	2019	2018

Purchased and produced raw materials and product for resale [1]	11,335	10,881

Depreciation and amortization	1,799	1,592

Employee costs [2]	2,268	1,949

Freight	845	934

Impairment of assets (Note 15 and 16)	120	1,809

Provincial mining and other taxes [3]	292	250

Offsite warehouse costs [4]	51	68

Railcar and vessel costs [4]	5	128

Merger and related costs	82	170

Acquisition and integration related costs	16	–

Contract services	504	469

Lease expense [5]	66	148

Fleet fuel, repairs and maintenance	202	183

Other	576	641

Total cost of goods sold and expenses	18,161	19,222

[1]

Significant expenses include: supplies, energy, fuel, purchases of raw material (natural gas – feedstock, sulfur, ammonia and reagents) and product for resale (crop nutrients and protection products, and seed).

[2]

Includes employee benefits and share–based compensation. In 2018, employee costs also include a $157 gain on curtailment of defined benefit pension and other post-retirement benefit plans (“Defined Benefit Plans Curtailment Gain”) as described in Note 23.

[3]

Includes $190 and $102 (2018 – $160 and $90) relating to Saskatchewan potash production tax and Saskatchewan resource surcharge and other, respectively, as required under Saskatchewan provincial legislation.

[4]	Includes expenses relating to operating leases in 2018.

[5]	In 2019, includes lease expense relating to short-term leases, leases of low-value and variable lease payments.

Note 6  Share-Based Compensation

We have share-based compensation plans (including those assumed from PotashCorp and Agrium) for eligible employees and directors as part of their remuneration package, including Stock Options, Performance Share Units (“PSUs”), Restricted Share Units (“RSUs”) and Deferred Share Units (“DSUs”).

Accounting Policies, Estimates and Judgments

For awards with performance conditions that determine the number of options or units to which employees are entitled, measurement of compensation cost is based on our best estimate of the outcome of the performance conditions. Changes to vesting assumptions are reflected in earnings immediately for compensation cost already recognized.

For plans settled through the issuance of equity

•	fair value for stock options is determined on grant date using the Black-Scholes-Merton option-pricing model, and

•	fair value for PSUs is determined on grant date by projecting the outcome of performance conditions.

For plans settled through cash, a liability is recorded based on the fair value of the awards each period.

90	Nutrien Annual Report 2019	In millions of US dollars except as otherwise noted

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Note 6 Share-Based Compensation Continued

Estimation involves determining:

•	stock option-pricing model assumptions as described in the weighted average assumptions table;

•	forfeiture rate for options granted based on past experience and future expectations, and adjusted upon actual vesting;

•	projected outcome of performance conditions for PSUs, including the relative ranking of our total shareholder return, including expected dividends, compared with a specified peer group using a Monte Carlo simulation option-pricing model and the outcome of our synergies relative to the target; and

•	the number of dividend equivalent units expected to be earned.

Supporting Information

The following summarizes the Nutrien share-based compensation plans, under which we have awards available to be granted, and the assumed legacy plans of PotashCorp and Agrium, under which no awards will be granted.

Plan Features	Stock Options	PSUs	RSUs	DSUs	SARs/TSARs [4]
Eligibility	Officers and eligible employees	Officers and eligible employees	Eligible employees	Non-executive directors	Awards no longer granted; legacy awards only

Granted	Annually	Annually	Annually	At the discretion of the Board of Directors	Awards no longer granted; legacy awards only

Vesting Period	25% per year over four years [1]	On third anniversary of grant date based on total shareholder return over a three-year performance cycle, compared to average total shareholder return of a peer group of companies over the same period	On third anniversary of grant date and are not subject to performance conditions	Fully vest upon grant	25% per year over four years

Maximum Term	10 years	Not applicable	Not applicable	Not applicable	10 years

Settlement	Shares	Cash / Shares [2]	Cash	Cash [3]	Cash

[1]	Under the assumed legacy PotashCorp long-term incentive and performance option plan, stock options vest on the third anniversary of the grant date.

[2]	Under the assumed legacy PotashCorp long-term incentive plan, PSUs will be settled in shares for grantees who are subject to our share ownership guidelines and in cash for all other grantees.

[3]	Based on the common share price at the time of the director’s departure from the Board of Directors.

[4]

Under the assumed legacy Agrium stock appreciation rights (“SARs”) plan, holders of tandem stock appreciation rights (“TSARs”) have the ability to choose between (a) receiving in cash the price of our shares on the date of exercise in excess of the exercise price of the right or (b) receiving common shares by paying the exercise price of the right. Our past experience and future expectation is that substantially all TSAR holders will elect to choose the first option.

The weighted average fair value of stock options granted was estimated as of the date of the grant using the Black-Scholes-Merton option-pricing model. The weighted average grant date fair value of stock options per unit granted in 2019 was $11.27 (2018 – $9.71). The weighted average assumptions by year of grant that impacted current year results are as follows:

		Year of Grant
Assumptions	Based On	2019	2018

Exercise price per option	Quoted market closing price [1]	53.54	44.50

Expected annual dividend yield (%)	Annualized dividend rate [2]	3.22	3.58

Expected volatility (%)	Historical volatility [3]	27	29

Risk-free interest rate (%)	Zero-coupon government issues [4]	2.55	2.79

Average expected life of options (years)	Historical experience	7.5	7.5

[1]	Of common shares on the last trading day immediately preceding the date of the grant.

[2]	As of the date of grant.

[3]	Of the Company’s share over a period commensurate with the expected life of the option.

[4]	Implied yield available on equivalent remaining term at the time of the grant.

In millions of US dollars except as otherwise noted	Nutrien Annual Report 2019	91

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Note 6 Share-Based Compensation Continued

A summary of the status of our stock option plans as at December 31, 2019 and 2018 and changes during the years ending on those dates is as follows:

	Number of Shares Subject to Option		Weighted Average Exercise Price
	2019	2018	2019	2018
Balance – beginning of year	9,044,237	9,947,583	58.41	69.54
Granted	1,376,533	1,875,162	53.54	44.50
Exercised	(451,574)	(647,331)	42.73	42.86
Forfeited or cancelled	(502,016)	(1,793,077)	86.53	82.84
Expired	(275,700)	(338,100)	76.59	154.94

Outstanding – end of year	9,191,480	9,044,237	56.88	58.41

The aggregate grant-date fair value of all stock options granted during 2019 was $16. The average share price during 2019 was $50.91 per share.

The following table summarizes information about our stock options outstanding as at December 31, 2019 with expiry dates ranging from May 2020 to February 2029:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number	Weighted Average Remaining Life in Years	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$37.84 to $40.23	1,345,235	6	38.21	1,170,022	38.26
$40.24 to $45.40	1,934,844	7	43.61	1,067,346	42.88
$45.41 to $49.51	1,371,872	7	46.46	788,169	46.38
$49.52 to $52.75	912,183	5	51.96	912,183	51.96
$52.76 to $77.62	1,814,520	8	58.58	574,542	69.47
$77.63 to $130.78	1,812,826	3	93.56	1,812,826	93.56

	9,191,480	6	56.88	6,325,088	60.71

Information for all employee and Director share-based compensation plans is summarized below:

			Compensation Expense (Recovery)
	Units Granted in 2019	Units Outstanding as at December 31, 2019	2019	2018
Stock Options	1,376,533	9,191,480	19	23
PSUs	719,330	1,834,984	65	83
RSUs	425,082	986,756	18	14
DSUs	50,958	434,093	2	–
SARs	–	1,750,169	–	(4)

			104	116

Note 7  Other Expenses

	2019	2018
Merger and related costs	82	170
Acquisition and integration related costs	16	–
Foreign exchange loss (gain), net of related derivatives	42	(10)
Earnings of equity-accounted investees	(66)	(40)
Bad debts	24	26
Defined Benefit Plans Curtailment Gain (Note 23)	–	(157)
Other expenses	56	54

	154	43

92	Nutrien Annual Report 2019	In millions of US dollars except as otherwise noted

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Note 8  Finance Costs

	2019	2018
Interest expense
Short-term debt	87	129
Long-term debt	387	372
Lease liabilities (Note 21)	34	–
Unwinding of discount on asset retirement obligations (Note 24)	54	51
Interest on net defined benefit pension and other post-retirement plan obligations (Note 23)	15	15
Borrowing costs capitalized to property, plant and equipment	(18)	(12)
Interest income	(5)	(17)

	554	538

Borrowing costs capitalized to property, plant and equipment in 2019 were calculated by applying an average capitalization rate of 4.6 percent (2018 – 4.4 percent) to expenditures on qualifying assets.

Note 9  Income Taxes

Accounting Policies, Estimates and Judgments

We operate in a specialized industry and in several tax jurisdictions. As a result, our earnings are subject to various rates of taxation. Taxation on items recognized in the consolidated statements of earnings, other comprehensive income (“OCI”) or contributed surplus is recognized in the same location as those items.

Taxation on earnings (loss) is comprised of current and deferred income tax.

Current income tax is	Deferred income tax is

•  the expected tax payable on the taxable earnings for the year,

•  calculated using rates enacted or substantively enacted at the dates of the consolidated balance sheets in the countries where our subsidiaries and equity-accounted investees operate and generate taxable earnings, and

•  inclusive of any adjustment to income tax payable or recoverable in respect of previous years.

•  recognized using the liability method,

•  based on temporary differences between carrying amounts of assets and liabilities and their respective income tax bases, and

•  determined using tax rates that have been enacted or substantively enacted by the dates of the consolidated balance sheets and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Uncertain income tax positions are accounted for using the standards applicable to current income tax liabilities and assets (i.e., both liabilities and assets are recorded when probable and measured at the amount expected to be paid to (or recovered from) the taxation authorities using our best estimate of the amount).

Deferred income tax is not accounted for

•	with respect to investments in subsidiaries and equity-accounted investees where we are able to control the reversal of the temporary difference and that difference is not expected to reverse in the foreseeable future; and
•	if arising from initial recognition of an asset or liability in a transaction, other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit or loss.

The realized and unrealized excess tax benefits from share-based compensation arrangements are recognized in contributed surplus as current and deferred tax, respectively.

Deferred income tax assets are reviewed at each balance sheet date and amended to the extent that it is no longer probable that the related tax benefit will be realized.

In millions of US dollars except as otherwise noted	Nutrien Annual Report 2019	93

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Note 9 Income Taxes Continued

Income tax assets and liabilities are offset when

Current income taxes	Deferred income taxes
• we have a legally enforceable right to offset the recognized amounts [1], and • the intention to settle on a net basis or realize the asset and settle the liability simultaneously.

•  we have a legally enforceable right to set off current tax assets against current tax liabilities, and

•  they relate to income taxes levied by the same taxation authority on either: 1) the same taxable entity; or 2) different taxable entities intending to settle current tax liabilities and assets on a net basis, or realize assets and settle liabilities simultaneously in each future period. [2]

[1]	For income taxes levied by the same taxation authority and the authority permits us to make or receive a single net payment or receipt.

[2]	In which significant amounts of deferred tax liabilities or assets expected are to be settled or recovered.

Estimates and judgments to determine our taxes are impacted by

•	the breadth of our operations, and

•	global complexity of tax regulations.

The final taxes paid, and potential adjustments to tax assets and liabilities, are dependent upon many factors including:

•	negotiations with taxation authorities in various jurisdictions;
•	outcomes of tax litigation; and

•	resolution of disputes arising from federal, provincial, state and local tax audits.

Estimates and judgments are used to recognize the amount of deferred tax assets, which includes the probability that future taxable profit will be available to use deductible temporary differences, and could be reduced if projected earnings are not achieved or increased if earnings previously not projected become probable.

Supporting Information

Income Taxes included in Net Earnings (Loss) from Continuing Operations

The provision for income taxes differs from the amount that would have resulted from applying the Canadian statutory income tax rates to earnings (loss) before income taxes as follows:

	2019	2018
Earnings (loss) before income taxes
Canada	765	(1,195)
United States	315	619
Australia	27	96
Trinidad	(28)	98
Other	229	258

	1,308	(124)

Canadian federal and provincial statutory income tax rate (%)	27	27

Income tax at statutory rates	353	(33)
Adjusted for the effect of:
Impact of foreign tax rates	(45)	(58)
Non-taxable income	(19)	(10)
Production-related deductions	(17)	(15)
Foreign accrual property income	18	15
Impact of tax rate changes	16	–
Other	10	8

Income tax expense (recovery) included in net earnings (loss) from continuing operations	316	(93)

94	Nutrien Annual Report 2019	In millions of US dollars except as otherwise noted

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Note 9 Income Taxes Continued

Total income tax expense (recovery), included in net earnings (loss) from continuing operations, was comprised of the following:

	2019	2018

Current income tax
Tax expense for current year	161	195
Adjustments in respect of prior years	(22)	(15)

Total current income tax expense	139	180

Deferred income tax
Origination and reversal of temporary differences	152	(283)
Adjustments in respect of prior years	9	12
Impact of tax rate changes	16	–
Other	–	(2)

Total deferred income tax expense (recovery)	177	(273)

Income tax expense (recovery) included in net earnings (loss) from continuing operations	316	(93)

Income Tax Balances

Income tax balances within the consolidated balance sheets as at December 31 were comprised of the following:

Income Tax Assets and Liabilities	Balance Sheet Location	2019	2018
Current income tax assets
Current	Receivables (Note 13)	104	248
Long-term	Other assets (Note 18)	36	36
Deferred income tax assets	Other assets (Note 18)	249	216

Total income tax assets		389	500

Current income tax liabilities
Current	Payables and accrued charges (Note 22)	43	47
Non-current	Other non-current liabilities	44	64
Deferred income tax liabilities	Deferred income tax liabilities	3,145	2,907

Total income tax liabilities		3,232	3,018

In millions of US dollars except as otherwise noted	Nutrien Annual Report 2019	95

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Note 9 Income Taxes Continued

Deferred Income Taxes

In respect of each type of temporary difference, unused tax loss and unused tax credit, the amounts of deferred tax assets and liabilities recognized in the consolidated balance sheets as at December 31 and the amount of the deferred tax expense (recovery) recognized in net earnings (loss) from continuing operations were:

	Deferred Income Tax (Assets) Liabilities		Deferred Income Tax Expense (Recovery) Recognized in Net Earnings (Loss)
	2019	2018	2019	2018
Deferred income tax assets
Asset retirement obligations and accrued environmental costs	(387)	(412)	25	11
Tax loss and other carryforwards	(270)	(261)	(9)	(198)
Pension and other post-retirement benefit liabilities	(145)	(130)	(13)	44
Long-term debt	(107)	(110)	3	10
Lease liabilities	(227)	–	55	–
Receivables	(51)	(58)	7	(3)
Inventories	(59)	(54)	(5)	(13)
Derivatives	(9)	(17)	5	15
Other assets	(61)	(57)	4	18
Deferred income tax liabilities
Property, plant and equipment	3,647	3,218	147	(132)
Goodwill and other intangible assets	523	546	(58)	(31)
Other liabilities	42	26	16	6

	2,896	2,691	177	(273)

Reconciliation of net deferred income tax liabilities:

	2019	2018
Balance – beginning of year	2,691	2,187
Merger and acquisitions (Note 4)	29	776
Income tax expense (recovery) recognized in net earnings (loss) from continuing operations	177	(273)
Income tax expense (recovery) recognized in net earnings (loss) from discontinued operations	–	(17)
Income tax charge recognized in OCI	2	22
Other	(3)	(4)

Balance – end of year	2,896	2,691

Amounts and expiry dates of unused tax losses and unused tax credits as at December 31, 2019 were:

	Amount	Expiry Date
Unused operating losses	1,027	2020 - Indefinite
Unused capital losses	829	Indefinite
Unused investment tax credits	38	2020 - 2038

The unused tax losses and credits with no expiry dates can be carried forward indefinitely.

As at December 31, 2019, we had $965 of tax losses for which we did not recognize deferred tax assets.

We have determined that it is probable that all recognized deferred tax assets will be realized through a combination of future reversals of temporary differences and taxable income.

The aggregate amount of temporary differences associated with investments in subsidiaries and equity-accounted investees, for which deferred tax liabilities have not been recognized, as at December 31, 2019 was $9,183 (2018 – $8,710).

96	Nutrien Annual Report 2019	In millions of US dollars except as otherwise noted

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Note 10  Discontinued Operations

Accounting Policies

Discontinued operations represent a component of our business that either has been disposed of, or is classified as held for sale, and represents a separate major line of business or geographic area of operations or is a part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations.

Our significant policies include:

•	cessation of equity accounting for associates and joint ventures at the date the investments were classified as held for sale;

•	measurement of assets at the lower of carrying amount and fair value less costs to sell, with the exception of financial assets measured at fair value through other comprehensive income (“FVTOCI”); and

•	dividends received are recorded on the consolidated statements of earnings.

Supporting Information

In 2018, our investments in SQM, Israel Chemicals Ltd. (“ICL”) and APC were presented as discontinued operations due to regulatory requirements to dispose of these investments in connection with the Merger.

As of December 31, 2018, we completed all required divestitures and retained no residual interests as outlined below:

For the year ended December 31, 2018	Proceeds [1]		Gain (Loss) on Sale	Gain (Loss) on Sale Net of Income Taxes	AOCI	Net Earnings and Retained Earnings
Shares in SQM	5,126		4,278	3,366	–	3,366
Shares in ICL	685		(19)	(19)	(19)	–
Shares in APC	501		121	126	–	126
Conda Phosphate operations	98		–	–	–	–

Total sale	6,410	[2]	4,380	3,473	(19)	3,492

[1]	Proceeds are net of commissions.

[2]	Proceeds of $39 were collected in 2019.

Net earnings from discontinued operations for the year ended December 31 were as follows:

2018
Gain on disposal of investments in SQM and APC	4,399
Dividend income of SQM, APC and ICL [1]	156
Income tax expense [2]	(951)

Net earnings from discontinued operations	3,604

[1]	Dividend income is included in cash provided by operating activities on the consolidated statements of cash flows, net of tax of $26.

[2]

For 2018, income tax expense is comprised of $(912) relating to the disposals of SQM shares, including the repatriation of the net proceeds, and $(39) relating to earnings from discontinued operations ($(18) for the planned repatriation of the remaining excess cash available in Chile, $(26) for the repatriation of dividend income received from SQM and $5 relating to APC).

Note 11  Net Earnings Per share

	2019	2018
Weighted average number of common shares	582,269,000	624,900,000
Dilutive effect of stock options	777,000	–	[1]
Dilutive effect of share-settled PSUs	56,000	–	[1]

Weighted average number of diluted common shares	583,102,000	624,900,000

[1]	The diluted weighted average share calculations excluded an additional 658,000 stock options and 137,000 equity-settled PSUs due to their anti-dilutive effect.

In millions of US dollars except as otherwise noted	Nutrien Annual Report 2019	97

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Note 11 Net Earnings Per share Continued

Options excluded from the calculation of diluted net earnings per share due to the option exercise prices being greater than the average market price of common shares were as follows:

	2019	2018
Number of options excluded	4,539,529	5,721,656
Performance option plan years fully excluded	2010 – 2015	2009 – 2015
Stock option plan years fully excluded	2015, 2019	2015, 2018

Note 12  Financial Instruments and Related Risk Management

Accounting Policies

Financial instruments are classified and measured as follows:

	Fair Value Through Profit or Loss (“FVTPL”)	Fair Value Through Other Comprehensive Income (“FVTOCI”)	Financial Assets and Liabilities at Amortized Cost [1]
Instrument type	Cash and cash equivalents and derivatives	Equity investments not held for trading	Receivables, short-term debt, payables and accrued charges, long-term debt, other long-term debt instruments

Measurement	Fair value	Fair value	Amortized cost

Fair value gains and losses	Profit or loss	OCI [2]	–

Interest and dividends	Profit or loss	Profit or loss	Profit or loss: effective interest rate

Impairment of assets	–	–	Profit or loss

Foreign exchange	Profit or loss	OCI	Profit or loss

Transaction costs	Profit or loss	OCI	Included in cost of instrument

[1]

Amortized cost is applied if the objective of the business model for the instrument or group of instruments is to hold the asset to collect the contractual cash flows and the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest.

[2]	For equity investments not held for trading, we may make an irrevocable election at initial recognition to recognize changes in fair value through OCI rather than profit or loss.

Financial instruments are recognized at trade date when we commit to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flow from the investments have expired or we have transferred them, and all the risks and rewards of ownership have been substantially transferred.

Derivatives are used to lock in commodity prices and exchange rates. For designated and qualified cash flow hedges:

•	the effective portion of the change in the fair value of the derivative is accumulated in OCI;

•	when the hedged forecast transaction occurs, the related gain or loss is removed from AOCI and included in the cost of inventory;

•	the hedging gain or loss included in the cost of inventory is recognized in earnings when the product containing the hedged item is sold or becomes impaired; and
•	the ineffective portions of hedges are recorded in net earnings in the current period.

We also assess whether the natural gas swaps used in hedging transactions are expected to be or were highly effective, both at the hedge’s inception and on an ongoing basis, in offsetting changes in fair values of hedged items. Hedge effectiveness related to our New York Mercantile Exchange (“NYMEX”) natural gas hedges is assessed on a prospective and retrospective basis using regression analyses. In 2018, our Alberta Energy Company (“AECO”) natural gas hedges were assessed using a qualitative assessment. Potential sources of ineffectiveness are changes in timing of forecast transactions, changes in volume delivered or changes in our credit risk or the counterparty.

98	Nutrien Annual Report 2019	In millions of US dollars except as otherwise noted

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Note 12 Financial Instruments and Related Risk Management Continued

Net investment hedges relating to the commitment to purchase a foreign operation:

•	are considered a non-financial item and are accounted for similar to a cash flow hedge; and

•	the gain or loss from the hedging instrument is deferred in OCI and subsequently recorded as an adjustment to goodwill when the business combination occurs.

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated balance sheets when we:

•	currently have a legally enforceable right to offset the recognized amounts; and

•	intend either to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Supporting Information

Credit Risk

Our exposure to credit risk on our cash and cash equivalents, receivables (excluding taxes) and derivative instrument assets is the carrying amount of each instrument on the consolidated balance sheets.

Maximum exposure to credit risk as at December 31:

	2019	2018
Cash and cash equivalents	671	2,314
Receivables [1]	3,438	3,094
Other current assets – derivatives	5	5

	4,114	5,413

[1]	Excluding income tax receivable.

Credit risk is managed through policies applicable to the following assets:

	Acceptable Minimum Counterparty Credit Ratings	Exposure Thresholds by Counterparty	Daily Counterparty Settlement Based on Prescribed Credit Thresholds	Counterparties to Contracts are Investment-Grade Quality
Cash and Cash Equivalents	X	X
Natural Gas Derivatives	X		X	X
Foreign Currency Derivatives	X

We manage our credit risk on receivables from customers through a credit management program whereby:

•	credit approval policies and procedures are in place to guide the granting of credit to new customers as well as our continued extension to existing customers;

•	existing customer accounts are reviewed every 12-24 months, depending on the credit limit amounts;

•	credit is extended to international customers based upon an evaluation of both customer and country risk;

•	the credit period on sales is generally 15 and 30 days for wholesale fertilizer customers, 30 days for industrial and feed customers, 30-90 days for Retail customers and up to 180 days for select export sales customers; and

•	credit agency reports, where available, and an assessment of other relevant information such as current financial statements and/or credit references, are used before assigning credit limits to customers. We may transact with customers that fail to meet specified benchmark creditworthiness on a cash basis or provide other evidence of ability to pay.

In our Retail operations in Western Canada, credit risk in accounts receivable is mitigated through an agency agreement with a Canadian financial institution wherein the financial institution provides credit to qualifying customers to assist in financing their crop input purchases. Through the agency agreement, which expires in 2021, customers have financing arrangements directly with the financial institution while we have only a limited recourse involvement to the extent of an indemnification of the financial institution for 54 percent (2018 – 52 percent) of its future bad debts to a maximum of 3 percent (2018 – 5 percent) of the qualified customer loans. Outstanding customer credit with the financial institution was $521 at December 31, 2019, which is not recognized in our consolidated balance sheets. Historical indemnification losses on this arrangement have been negligible, and the average aging of the customer loans with the financial institution is current. Our receivables from customers also include a concentration in Retail operations in Australia for advances to customers to purchase crop inputs and livestock. We mitigate risk in these receivables by obtaining security over livestock and crop.

In millions of US dollars except as otherwise noted	Nutrien Annual Report 2019	99

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Note 12 Financial Instruments and Related Risk Management Continued

Liquidity Risk

Liquidity risk arises from our general funding needs and the management of our assets, liabilities and optimal capital structure. We manage our liquidity risk to maintain sufficient liquid financial resources to fund our operations and meet our commitments and obligations in a cost-effective manner. In managing our liquidity risk, we have access to a range of funding options and have established an external borrowing policy with the following objectives:

•	maintain an optimal capital structure;

•	maintain investment-grade credit ratings that provide ease of access to the debt capital and commercial paper markets;

•	maintain sufficient short-term credit availability; and

•	maintain long-term relationships with a sufficient number of high-quality and diverse lenders.

The table below outlines our available credit facilities as at December 31, 2019:

	Total Amount	Amount Outstanding and Committed	Amount Available
Unsecured revolving term credit facility [1]	4,500	650	3,850
Uncommitted revolving demand facility	500	–	500
Other credit facilities	820	326	494

[1]

The unsecured revolving term credit facility matures April 10, 2023, subject to extension at the request of Nutrien provided that the resulting maturity date shall not exceed five years from the date of request.

The following maturity analysis of our financial liabilities and gross settled derivative contracts (for which the cash flows are settled simultaneously) is based on the expected undiscounted contractual cash flows from the date of the consolidated balance sheets to the contractual maturity date.

2019	Carrying Amount of Liability as at December 31	Contractual Cash Flows	Within 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years
Short-term debt [1]	976	976	976	–	–	–
Payables and accrued charges [2]	5,264	5,264	5,264	–	–	–
Long-term debt, including current portion [1]	9,055	14,392	894	1,268	1,923	10,307
Lease liabilities, including current portion [1]	1,073	1,302	249	364	234	455
Derivatives	33	33	14	10	9	–

	16,401	21,967	7,397	1,642	2,166	10,762

[1]

Contractual cash flows include contractual interest payments related to debt obligations and lease liabilities. Interest rates on variable rate debt are based on prevailing rates as at December 31, 2019.

[2]

Excludes non-financial liabilities and includes trade payables of approximately $1.4 billion paid in January and February 2020 through an arrangement whereby a supplier sold the right to receive payment to a financial institution.

100	Nutrien Annual Report 2019	In millions of US dollars except as otherwise noted

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Note 12 Financial Instruments and Related Risk Management Continued

Foreign Exchange Risk

To manage foreign exchange risk (primarily related to our foreign operations), we may enter into foreign currency derivatives. Treasury risk management policies allow such exposures to be hedged within certain prescribed limits for both forecast operating and capital expenditures. The risk management policy is to manage the earnings impact that could occur from a reasonably possible strengthening or weakening of the US dollar. The foreign currency derivatives are not currently designated as hedging instruments for accounting purposes.

The following table presents the significant foreign currency derivatives that existed at December 31:

	2019			2018
Sell/buy	Notional	Maturities	Average contract rate	Notional	Maturities	Average contract rate
Forwards
USD/CDN	337	2020	1.3096	502	2019	1.3583
CDN/USD	120	2020	1.3138	205	2019	1.3636
USD/AUD [1]	78	2020	1.4593	40	2019	1.3777
AUD/USD	47	2020	1.4563	48	2019	1.3816

[1]	Australian Dollar

Interest Rate Risk

Fluctuations in interest rates impact the future cash flows and fair values of various financial instruments.

Interest rate risk on debt is addressed by:

•	using a portfolio of fixed and floating rate instruments;

•	aligning current and long-term assets with demand and fixed-term debt;

•	monitoring the effects of market changes in interest rates; and

•	using interest rate swaps, if desired.

Related to interest rate risk on investments in marketable securities, our primary objectives are to:

•	ensure the security of principal amounts invested;

•	provide for an adequate degree of liquidity; and

•	achieve a satisfactory return.

Treasury risk management policies specify investment parameters including eligible types of investment, maximum maturity dates, maximum exposure by counterparty and minimum credit ratings.

We have credit facilities in Argentina that are subject to floating interest rates. We do not believe we have material exposure to interest rate risk on our financial instruments and earnings as at December 31, 2019 and 2018.

Price Risk

Commodity price risk exists on our natural gas derivative instruments. Our natural gas strategy is to diversify our forecast gas volume requirements, including a portion of annual requirements purchased at spot market prices, a portion at fixed prices (up to 10 years) and a portion indexed to the market price of ammonia. Our objective is to acquire a reliable supply of natural gas feedstock and fuel on a location-adjusted, cost-competitive basis.

Price risk also exists for exchange-traded equity securities measured at FVTPL or FVTOCI.

We had no material exposure to price risk on our financial instruments as at December 31, 2019 and 2018.

Fair Value

Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in a current arm’s-length transaction between knowledgeable, willing parties. The valuation policies and procedures for financial reporting purposes are determined by our finance department.

In millions of US dollars except as otherwise noted	Nutrien Annual Report 2019	101

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Note 12 Financial Instruments and Related Risk Management Continued

Financial instruments included in the consolidated balance sheets are measured either at fair value or amortized cost. The tables below explain the valuation methods used to determine the fair value of each financial instrument and its associated level in the fair value hierarchy.

Financial Instruments Measured at Fair Value	Fair Value Method
Cash and cash equivalents	Carrying amount (approximation to fair value assumed due to short-term nature)

Equity securities	Closing bid price of the common shares as at the balance sheet date

Debt securities	Closing bid price of the debt or other instruments with similar terms and credit risk (Level 2) as at the balance sheet date

Foreign currency derivatives not traded in an active market	Quoted forward exchange rates (Level 2) as at the balance sheet date

Foreign exchange forward contracts, swaps and options and natural gas swaps not traded in an active market	A discounted cash flow model [1] Market comparison [2]

[1]

Inputs included contractual cash flows based on prices for natural gas futures contracts, fixed prices and notional volumes specified by the swap contracts, the time value of money, liquidity risk, our own credit risk (related to instruments in a liability position) and counterparty credit risk (related to instruments in an asset position). Futures contract prices used as inputs in the model were supported by prices quoted in an active market and therefore categorized in Level 2.

[2]

Inputs include current market and contractual prices, forward pricing curves, quoted forward prices, basis differentials, volatility factors and interest rates and therefore categorized in Level 2. Market comparison was used for the 2018 AECO natural gas hedges.

Financial Instruments Measured at Amortized Cost	Fair Value Method
Receivables, short-term debt and payables and accrued charges	Carrying amount (approximation to fair value assumed due to short-term nature)

Long-term debt	Quoted market prices (Level 1 or 2 depending on the market liquidity of the debt)

Other long-term debt instruments	Carrying amount

The following table presents our fair value hierarchy for financial assets and financial liabilities carried at fair value on a recurring basis or measured at amortized cost:

	2019			2018
Financial instruments measured at	Carrying Amount	Level 1 [1]	Level 2 [1]	Carrying Amount	Level 1 [1]	Level 2 [1]
Fair value on a recurring basis
Cash and cash equivalents	671	–	671	2,314	–	2,314
Derivative instrument assets	5	–	5	5	–	5
Other current financial assets – marketable securities [2]	193	27	166	97	12	85
Investments at FVTOCI (Note 17)	161	161	–	186	186	–
Derivative instrument liabilities	(33)	–	(33)	(71)	–	(71)
Amortized cost
Current portion of long-term debt
Notes and debentures	(494)	–	(503)	(995)	–	(1,009)
Fixed and floating rate debt	(8)	–	(8)	(8)	–	(8)
Long-term debt
Notes and debentures	(8,528)	(1,726)	(7,440)	(7,569)	(1,004)	(6,177)
Fixed and floating rate debt	(25)	–	(25)	(22)	–	(22)

[1]

Financial instruments included in Level 1 are measured using quoted prices in active markets for identical assets or liabilities, while those classified as Level 2 are measured using significant other observable inputs. During 2019 and 2018, there were no transfers between Level 1 and Level 2 for financial instruments measured at fair value on a recurring basis. Our policy is to recognize transfers at the end of the reporting period.

[2]	Marketable securities consist of equity and fixed income securities.

102	Nutrien Annual Report 2019	In millions of US dollars except as otherwise noted

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Note 12 Financial Instruments and Related Risk Management Continued

	2019			2018
Financial assets (liabilities)	Gross	Offset	Net Amounts Presented	Gross	Offset	Net Amounts Presented
Derivative instrument assets
Natural gas derivatives	–	–	–	31	(27)	4
Derivative instrument liabilities
Natural gas derivatives [1]	(30)	–	(30)	(92)	26	(66)
Other long-term debt instruments [2]	(150)	150	–	(150)	150	–

	(180)	150	(30)	(211)	149	(62)

[1]	Cash margin deposits of $17 (2018 – $18) were placed with counterparties related to legally enforceable master netting arrangements.

[2]

Back-to-back loan arrangements that are not subject to any financial test covenants but are subject to certain customary covenants and events of default. We were in compliance with these covenants as at December 31, 2019.

Natural gas derivatives outstanding:

	2019				2018
	Notional [1]	Maturities	Average Contract Price [2]	Fair Value of Assets (Liabilities)	Notional [1]	Maturities	Average Contract Price [2]	Fair Value of Assets (Liabilities)
NYMEX swaps	16	2020 – 2022	4.26	(30)	22	2019 – 2022	4.26	(35)
AECO swaps	–	n/a	–	–	26	2019	1.92	(25)

[1]	In millions of British thermal units (“MMBtu”).

[2]	US dollars per MMBtu.

n/a = not applicable

Note 13  Receivables

Accounting Policies, Estimates and Judgments

Receivables from customers are recognized initially at fair value and subsequently measured at amortized cost less allowance for expected credit losses of receivables from customers. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred using the lifetime expected credit loss method, which represents the expected credit loss that will result from all possible default events over the expected life of a financial instrument. To determine the expected credit losses, receivables from customers have been grouped based on geography, days past due and/or customer credit risk profile. Receivables are considered to be in default and are written off against the allowance when it is probable that all remaining contractual payments due will not be collected in accordance with the terms of the agreement. Subsequent recoveries of amounts previously written off are credited to the consolidated statements of earnings.

Vendors may offer various incentives to purchase products for resale. Vendor rebates and prepay discounts are accounted for as a reduction of the prices of the suppliers’ products. Rebates based on the amount of materials purchased reduce cost of goods sold as inventory is sold. Rebates earned based on sales volumes of products are offset to cost of goods sold.

Rebates that are probable and can be reasonably estimated are accrued. Rebates that are not probable or estimable are accrued when certain milestones are achieved.

Determining when there is no reasonable expectation of recovering the amounts requires judgment.

Estimation of rebates can be complex in nature as vendor arrangements are diverse. The amount of the accrual is determined by analyzing and reviewing historical trends to apply negotiated rates to estimated and actual purchase volumes. Estimated amounts accrued throughout the year could also be impacted if actual purchase volumes differ from projected volumes.

In millions of US dollars except as otherwise noted	Nutrien Annual Report 2019	103

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Note 13 Receivables Continued

Supporting Information

		2019	2018
Receivables from customers	– third parties	2,936	2,628
	– Canpotex (Note 29)	194	208
Less allowance for expected credit losses of receivables from customers		(83)	(90)

		3,047	2,746
Rebates		190	169
Income taxes (Note 9)		104	248
Other receivables		201	179

		3,542	3,342

Note 14  Inventories

Accounting Policies, Estimates and Judgments

Inventories are valued monthly at the lower of cost and net realizable value. Costs are allocated to inventory using the weighted average cost method and include: direct acquisition costs, direct costs related to units of production and a systematic allocation of fixed and variable production overhead, as applicable.

Net realizable value is based on

Products and raw materials	Materials and supplies
• selling price of the finished product (in ordinary course of business) less the estimated costs of completion and estimated costs to make the sale.	• replacement cost.

A writedown is recognized if the carrying amount exceeds net realizable value and may be reversed if the circumstances which caused it no longer exist.

Various factors impact our estimates of net realizable value, including inventory levels, forecasted prices of key production inputs, global nutrient capacities, and crop price trends.

Supporting Information

	2019	2018
Product purchased for resale [1]	3,592	3,545
Finished products	524	501
Intermediate products	244	218
Raw materials	205	275
Materials and supplies	410	378

	4,975	4,917

[1]	Includes biological assets of $33 (December 31, 2018 – $2) measured at fair value less cost of disposal.

Inventories expensed to cost of goods sold during the year were $13,465 (2018 – $13,083).

104	Nutrien Annual Report 2019	In millions of US dollars except as otherwise noted

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Note 15  Property, Plant and Equipment

The majority of our tangible assets are the buildings, machinery and equipment used to produce or distribute our products and render our services.

Accounting Policies, Estimates and Judgments

Owned Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated depreciation and any recognized impairment loss.

Cost includes all expenditures directly attributable to bringing the asset to the location and installing it in working condition for its intended use, including:

•	additions to, and betterments and renewals of, existing assets;

•	borrowing costs incurred during construction using a capitalization rate based on the weighted average interest rate of our outstanding debt; and

•	a reduction for income derived from the asset during construction.

Each component of an item of property, plant and equipment with a cost that is significant in relation to the item’s total cost is depreciated separately. When the cost of replacing part of an item of property, plant and equipment is capitalized, the carrying amount of the replaced part is derecognized. The cost of major inspections and overhauls is capitalized and depreciated over the period until the next major inspection or overhaul. Maintenance and repair expenditures that do not improve or extend productive life are expensed in the period incurred.

Environmental costs related to current operations are also capitalized if:

•	property life is extended,

•	capacity is increased,

•	contamination from future operations is mitigated or prevented, or

•	the expenditure is related to legal or constructive asset retirement obligations.

Judgment involves determining:

•	costs, including income or expenses derived from an asset under construction, that are eligible for capitalization;

•	timing to cease cost capitalization, generally when the asset is capable of operating in the manner intended by management, but also considering the circumstances and the industry in which the asset is to be operated, normally predetermined by management with reference to such factors as productive capacity;

•	the appropriate level of componentization (for individual components for which different depreciation methods or rates are appropriate);

•	repairs and maintenance that qualify as major inspections and overhauls; and

•	useful life over which such costs should be depreciated.

Certain property, plant and equipment directly related to the Potash, Nitrogen and Phosphate segments are depreciated using the units-of-production method based on the shorter of estimates of reserves or service lives. Pre-stripping costs are depreciated on a units-of-production basis over the ore mined from the mineable acreage stripped. Land is not depreciated. The remaining assets are depreciated on a straight-line basis.

Estimated useful lives, expected patterns of consumption, depreciation method and residual values are reviewed at least annually with the effect of any changes in estimate being accounted for on a prospective basis.

Uncertainties are inherent in estimating reserve quantities, particularly as they relate to assumptions regarding future prices, the geology of our mines, the mining methods used, and the related costs incurred to develop and mine reserves. Changes in these assumptions could result in material adjustments to reserve estimates, which could result in impairments or changes to depreciation expense in future periods.

In millions of US dollars except as otherwise noted	Nutrien Annual Report 2019	105

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Note 15 Property, Plant and Equipment Continued

Leased Property, Plant and Equipment

A contract is a lease or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Leases are recognized as right-of-use (“ROU”) assets and corresponding liabilities at the date at which a leased asset is available for use. Lease payments are allocated between finance costs, calculated using the effective interest method, and a reduction of the liability. ROU assets are depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Our major categories of assets leased are:

•	railcars and marine vessels used to transport product to customers;

•	real estate used as office space, storage and distribution; and

•	mobile equipment primarily used to deliver and apply product and to meet with customers.

Railcars are utilized in North America and include general service and high-pressure tank cars and general-purpose hopper cars. Railcars are sourced from multiple suppliers and terms vary by lease agreement. For railcars required in our operations, we have a history of renegotiating new leases at termination of existing leases. Marine vessels include ocean-going vessels used to transport ammonia from our nitrogen facilities in Trinidad to our customers. We lease real estate across our operations consisting of office space and product storage and distribution sites. Real estate leases have varying terms by location and use of the property, and are normally renewable at market rates. Most storage and distribution leases do not convey a right to use a specific identified space and accordingly these are not classified as leases under IFRS 16 and are expensed as incurred. Our Retail segment leases a fleet of motor vehicles and product application equipment and other transportation equipment. Motor vehicle leases primarily have a 50-month initial term and are renewable annually thereafter. We expect to renew all our Retail motor vehicle leases for substantially all of the useful life of the equipment.

We seek to maximize operational flexibility in managing our leasing activities by including extension options when negotiating new leases. Extension options are exercisable at our option and not by the lessors. In determining if a renewal period should be included in the lease term, we consider all relevant factors that create an economic incentive for us to exercise a renewal, including the location of the asset, the availability of suitable alternatives, the significance of the asset to operations, and our business strategy.

Lease agreements do not contain significant covenants; however, leased assets may be used as security for lease liabilities and other borrowings.

ROU assets are measured at cost, less any impairments, including:

•	the initial measurement of lease liability (see Note 21);

•	any lease payments made at or before the commencement date less any lease incentives received;

•	any initial direct costs; and

•	an estimate of costs, if any, to be incurred by us in restoring the underlying asset to the condition required by the terms and conditions of the lease.

Liabilities arising from a lease are initially measured as the net present value of the future lease payments, including:

•	fixed payments (including in-substance fixed payments), less any lease incentives;

•	variable lease payments that are based on an index or a rate;

•	amounts expected to be payable under residual value guarantees;

•	the exercise price of a purchase option if we are reasonably certain to exercise that option; and

•	payments of penalties for terminating the lease, if the lease term reflects us exercising that option.

In recording ROU assets and related liabilities at inception of a lease, lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, an incremental borrowing rate is used, being a rate that we would have to pay to borrow the funds required to obtain a similar asset, adjusted for term, security, asset value and the borrower’s economic environment.

The carrying amount of ROU assets and lease liabilities is remeasured if there is a modification of the lease, a change in the lease term, a change in the in-substance fixed lease payments, a change in the expected amount under a residual value guarantee or a change in the assessment to exercise a purchase, extension or termination option.

Payments for short-term leases and leases of low-value assets are expensed on a straight-line basis. Short-term leases are leases with a lease term of 12 months or less that do not contain a purchase option. Low-value assets generally comprise IT equipment and office furniture.

Judgment is required to determine whether a contract or arrangement includes a lease and if it is reasonably certain that an extension option will be exercised.

Estimation is used to determine the useful lives of ROU assets, the lease term and the appropriate discount rate applied to the lease payments to calculate the lease liability.

Refer to Note 31 for impacts of the adoption of IFRS 16.

Accounting policies, estimates and judgments related to impairment of long-lived assets are described in Note 31.

106	Nutrien Annual Report 2019	In millions of US dollars except as otherwise noted

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Note 15 Property, Plant and Equipment Continued

Supporting Information

	Land and Improvements	Buildings and Improvements	Machinery and Equipment	Mine Development Costs	Assets Under Construction	Total
Useful life range (years)	3 – 80	1 – 60	1 – 80	n/a	n/a

Carrying amount – December 31, 2018	1,018	6,044	9,882	709	1,143	18,796
ROU assets recognized on adoption of IFRS 16	48	307	704	–	–	1,059
Acquisitions (Note 4)	17	136	61	–	37	251
Additions	14	30	225	–	1,487	1,756
Additions – ROU	–	22	177	–	–	199
Disposals	(3)	(5)	(84)	–	–	(92)
Transfers	108	145	932	110	(1,295)	–
Foreign currency translation and other	(4)	(37)	(14)	5	6	(44)
Depreciation	(36)	(187)	(1,004)	(77)	–	(1,304)
Depreciation – ROU	(2)	(46)	(186)	–	–	(234)
Impairment	–	–	(52)	–	–	(52)

Carrying amount – December 31, 2019	1,160	6,409	10,641	747	1,378	20,335

Balance – December 31, 2019 comprised of:
Cost	1,474	8,207	18,548	2,068	1,378	31,675
Accumulated depreciation and impairments	(314)	(1,798)	(7,907)	(1,321)	–	(11,340)

Carrying amount – December 31, 2019	1,160	6,409	10,641	747	1,378	20,335

Balance – December 31, 2019 comprised of:
Owned property, plant and equipment	1,117	6,065	9,973	747	1,378	19,280
ROU assets	43	344	668	–	–	1,055

Carrying amount – December 31, 2019	1,160	6,409	10,641	747	1,378	20,335

Carrying amount – December 31, 2017	612	4,184	6,744	979	452	12,971
Merger impact (Note 4)	396	2,695	4,042	–	326	7,459
Other acquisitions	10	31	66	–	–	107
Additions	41	61	327	42	975	1,446
Disposals	(3)	(14)	(30)	–	–	(47)
Transfers	10	30	538	18	(596)	–
Foreign currency translation and other	(9)	28	(21)	10	(14)	(6)
Depreciation	(33)	(195)	(1,032)	(65)	–	(1,325)
Impairment	(6)	(776)	(752)	(275)	–	(1,809)

Carrying amount – December 31, 2018	1,018	6,044	9,882	709	1,143	18,796

Balance – December 31, 2018 comprised of:
Cost	1,294	7,617	16,806	1,954	1,143	28,814
Accumulated depreciation and impairments	(276)	(1,573)	(6,924)	(1,245)	–	(10,018)

Carrying amount – December 31, 2018	1,018	6,044	9,882	709	1,143	18,796

In millions of US dollars except as otherwise noted	Nutrien Annual Report 2019	107

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Note 15 Property, Plant and Equipment Continued

Depreciation of property, plant and equipment was included in the following:

	2019	2018
Freight, transportation and distribution	137	15
Cost of goods sold	1,008	1,016
Selling expenses	344	259
General and administrative expenses	40	35

	1,529	1,325
Depreciation recorded in inventory	161	108

	1,690	1,433

After a strategic portfolio review was completed in 2018, we determined the New Brunswick Potash operations would no longer be part of our medium-term or long-term strategic plans. The decision was considered a significant change in the expected manner of use and the related assets were moved from the Potash cash-generating unit (“CGU”) to the New Brunswick CGU, which was then assessed for impairment. The estimated recoverable amount of the New Brunswick CGU, based on fair value less costs of disposal (“FVLCD”), was $50 resulting in an impairment loss of $1,809 ($1,320 net of tax) being recorded in the Potash segment. The estimated recoverable amount was determined to be the salvage value of the assets based on the estimated fair market value of similar used assets and past experience, a Level 3 fair value measurement. There were no reversals of impairment in 2019 or 2018.

108	Nutrien Annual Report 2019	In millions of US dollars except as otherwise noted

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Note 16  Goodwill and Other Intangible Assets

Accounting Policies, Estimates and Judgments

Goodwill is carried at cost, is not amortized, and represents the excess of the cost of an acquisition over the fair value of the Company’s share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Other intangible assets are generally measured at cost less accumulated amortization and any accumulated impairment losses.

Goodwill is allocated to CGUs or groups of CGUs for impairment testing based on the level at which it is monitored by management, and not at a level higher than an operating segment. The allocation is made to those CGUs or groups of CGUs expected to benefit from the business combination in which the goodwill arose.

Judgment is applied in determining when expenditures are eligible for capitalization as intangible assets.

Estimation is applied to determine expected useful lives used in the straight-line amortization of intangible assets with finite lives. Useful lives are reviewed, and adjusted if appropriate, at least annually.

Supporting Information

		Other Intangibles
	Goodwill	Customer Relationships [2]	Technology	Trade Names	Other	Total
Useful life range (years)	n/a	3 – 15	3 – 30	10 – 20 [3]	1 – 20

Carrying amount – December 31, 2018	11,431	1,554	117	90	449	2,210
Acquisitions (Note 4)	543	173	43	13	115	344
Additions – internally developed	–	–	197	–	2	199
Foreign currency translation and other	12	2	9	18	(25)	4
Impairment	–	–	–	(35)	(33)	(68)
Amortization [1]	–	(145)	(15)	(24)	(77)	(261)

Carrying amount – December 31, 2019	11,986	1,584	351	62	431	2,428

Balance – December 31, 2019 comprised of:
Cost	11,993	1,906	429	92	597	3,024
Accumulated amortization and impairment	(7)	(322)	(78)	(30)	(166)	(596)

Carrying amount – December 31, 2019	11,986	1,584	351	62	431	2,428

Carrying amount – December 31, 2017	97	–	–	–	69	69
Merger impact (Note 4)	11,185	1,708	44	122	474	2,348
Other acquisitions (Note 4)	197	1	–	–	7	8
Additions – internally developed	–	–	79	–	19	98
Disposals	–	–	–	–	(27)	(27)
Foreign currency translation and other	(48)	(20)	1	(4)	(6)	(29)
Amortization [1]	–	(135)	(7)	(28)	(87)	(257)

Carrying amount – December 31, 2018	11,431	1,554	117	90	449	2,210

Balance – December 31, 2018 comprised of:
Cost	11,438	1,691	124	118	586	2,519
Accumulated amortization	(7)	(137)	(7)	(28)	(137)	(309)

Carrying amount – December 31, 2018	11,431	1,554	117	90	449	2,210

[1]	Amortization of $234 was included in selling expenses during the year ended December 31, 2019 (2018 – $225).

[2]	The remaining amortization period of customer relationships at December 31, 2019, was approximately 7 years.

[3]	Certain trade names have indefinite useful lives as there are no regulatory, legal, contractual, cooperative, economic or other factors that limit their useful lives.

In millions of US dollars except as otherwise noted	Nutrien Annual Report 2019	109

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Note 16 Goodwill and Other Intangible Assets Continued

Goodwill Impairment Testing

We performed our annual impairment test on goodwill during the fourth quarter and did not identify any impairment, however the recoverable amount for Retail – North America did not substantially exceed its carrying amount.

In testing for impairment of goodwill, we calculate the recoverable amount for groups of CGUs containing goodwill. We used the FVLCD methodology based on after-tax discounted cash flows (five-year projections and a terminal year thereafter) and incorporated assumptions an independent market participant would apply. We adjusted discount rates for each group of CGUs for the risk associated with achieving our forecasts (five-year projections) and for the currency in which we expect to generate cash flows. FVLCD is a Level 3 measurement. We use our market capitalization and comparative market multiples to corroborate discounted cash flow results.

The key assumptions with the greatest influence on the calculation of the recoverable amounts are the discount rates, terminal growth rates and cash flow forecasts. The key forecast assumptions were based on historical data and estimates of future results from internal sources as well as industry and market trends.

For each group of CGUs, terminal growth rates and discount rates used were as follows:

	Terminal Growth Rate (%)	Discount Rate (%)
Retail – North America	2.5	7.0
Retail – International [1]	2.0	7.5 - 15.0
Potash	2.5	8.0
Nitrogen	2.0	9.0

[1]	The discount rates reflect the country risk premium and size for our international groups of CGUs.

110	Nutrien Annual Report 2019	In millions of US dollars except as otherwise noted

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Note 16 Goodwill and Other Intangible Assets Continued

The Retail – North America group of CGUs recoverable amount exceeds its carrying amount by $794 which is 6% of the recoverable amount. As a result of the Merger, the non-cash fair value adjustment to the Retail — North America goodwill was $4,284. Goodwill is more susceptible to impairment risk if business operating results or economic conditions deteriorate and we do not meet our forecasts. A reduction in the terminal growth rate, an increase in the discount rate or a decrease in forecasted cash flows could cause material impairment in the future. The following table indicates the percentage by which key assumptions would need to change individually for the estimated Retail — North America recoverable amount to be equal to the carrying amount:

Key Assumptions	Change Required for Carrying Amount to Equal Recoverable Amount (%)	Value Used in Impairment Model
Terminal growth rate	(0.3)	2.5%
Forecasted EBITDA over forecast period	(4.1)	6,128
Discount rate	0.2	7.0%

Note 17  Investments

We hold interests in associates and joint ventures, the most significant being Canpotex, MOPCO and Profertil. Our most significant investment accounted for as FVTOCI is Sinofert.

Accounting Policies, Estimates and Judgments

Investments in Equity-Accounted Investees

Investments in which we exercise significant influence (but do not control) or have joint control (as joint ventures) are accounted for using the equity method. Significant influence is the power to participate in the financial and operating policy decisions of the investee, commonly referred to as an associate.

We recognize profits on sales to Canpotex when there is a transfer of control, either at the time the product is loaded for shipping or delivered, depending on the terms of the contract.

Investments at FVTOCI

The fair value of investments designated as FVTOCI is recorded in the consolidated balance sheets, with unrealized gains and losses, net of related income taxes, recorded in AOCI.

Our significant policies include the following:

•	the cost of investments sold is based on the weighted average method, and
•	unrealized gains and losses on these investments remain in OCI until the time of sale or disposal when it is transferred to retained earnings.

Investments in Equity-Accounted Investees and Investments at FVTOCI

We continuously assess our ability to exercise significant influence or joint control over our investments. Our 22 percent ownership in Sinofert does not constitute significant influence as we do not have any representation on the Board of Directors of Sinofert.

We have representation on the MOPCO Board of Directors providing significant influence over MOPCO. We recorded our share of MOPCO’s earnings on a one-quarter lag, adjusted for any material transactions for the current quarter, as the financial statements of MOPCO are not available on the date of issuance of our consolidated financial statements.

We elected to account for our investment in Sinofert as FVTOCI as it is held for strategic purposes.

In millions of US dollars except as otherwise noted	Nutrien Annual Report 2019	111

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Note 17 Investments Continued

Supporting Information

Equity-accounted investees and investments at FVTOCI as at December 31 were comprised of:

	Principal Activity	Principal Place of Business and Incorporation	Proportion of Ownership Interest and Voting Rights Held (%)		Carrying Amount
Name			2019	2018	2019	2018
Equity-accounted investees
MOPCO	Nitrogen Producer	Egypt	26	26	270	236
Profertil	Nitrogen Producer	Argentina	50	50	212	192
Canpotex	Marketing and Logistics	Canada	50	50	–	–
Agrichem [1]	Fertilizer Producer and Marketer	Brazil	100	80	–	103
Other associates and joint ventures					178	161

Total equity-accounted investees					660	692

Investments at FVTOCI
Sinofert	Fertilizer Supplier and Distributor	China/Bermuda	22	22	161	180
Other			–	–	–	6

Total investments at FVTOCI					161	186

[1]

During 2019, we acquired the remaining 20 percent interest in Agrichem making it a wholly owned consolidated subsidiary, as described in Note 4, and as a result ceased equity accounting. Prior to this acquisition, we had joint control with the other shareholder of Agrichem.

Future conditions, including those related to MOPCO and Profertil, are subject to variability due to political instability and civil unrest. We are exposed to foreign exchange risk related to fluctuations in the Egyptian pound and Argentine peso against the US dollar. This may also restrict our ability to obtain dividends from Profertil.

Additional financial information on our proportionate interest in equity-accounted investees for the years ended December 31 was as follows:

	Associates		Joint Ventures
	2019	2018	2019	2018
Earnings from continuing operations and net earnings	34	24	32	16
Other comprehensive income	6	–	–	–

Total comprehensive income	40	24	32	16

112	Nutrien Annual Report 2019	In millions of US dollars except as otherwise noted

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Note 18  Other Assets

Other assets as at December 31 were comprised of:

	2019	2018
Deferred income tax assets (Note 9)	249	216
Ammonia catalysts – net of accumulated amortization of $71 (2018 – $79)	89	81
Long-term income tax receivable (Note 9)	36	36
Accrued pension benefit asset (Note 23)	25	27
Other – net of accumulated amortization of $41 (2018 – $38)	165	165

	564	525

Note 19  Short-Term Debt

We use our $4.5 billion commercial paper program for our short-term cash requirements. The commercial paper program is backstopped by the $4.5 billion unsecured revolving term credit facility (“Nutrien Credit Facility”). Short-term facilities are renegotiated periodically.

Short-term debt as at December 31 was comprised of:

	Rate of Interest (%)	2019	2018
Commercial paper	2.0 – 2.1	650	391
Other credit facilities [1]	0.8 – 10.4	326	238

		976	629

[1]

Credit facilities are unsecured and consist of South American facilities with debt of $149 (2018 – $216) and interest rates ranging from 3.00 percent to 10.38 percent, Australia facilities with debt of $157 (2018 – $Nil) and interest rates ranging from 0.75 percent to 2.09 percent, and Other facilities with debt of $20 (2018 – $22) and interest rates ranging from 1.64 percent to 2.50 percent.

The amount available under the commercial paper program is limited to the availability of backup funds under the Nutrien Credit Facility. As at December 31, 2019, we were authorized to issue commercial paper up to $4,500 (2018 – $4,500). Principal covenants and events of default under the Nutrien Credit Facility include a debt to capital ratio of less than or equal to 0.65:1 and other customary events of default and covenant provisions. Non-compliance with such covenants could result in accelerated repayment and/or termination of the credit facility. We were in compliance with all covenants as at December 31, 2019.

We also had other facilities available from which we could draw short-term debt, including a $500 uncommitted revolving demand facility and $820 of other facilities mostly denominated in foreign currencies. Our $500 accounts receivable securitization program was terminated in 2019.

In millions of US dollars except as otherwise noted	Nutrien Annual Report 2019	113

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Note 20  Long-Term Debt

We source our borrowings for funding purposes primarily through notes, debentures and long-term credit facilities. We have access to the capital markets through our base shelf prospectus.

Supporting Information

Long-term debt as at December 31 was comprised of:

	Rate of Interest (%)	Maturity	2019	2018
Notes [1]
	6.750	January 15, 2019	–	500
	6.500	May 15, 2019	–	500
	4.875	March 30, 2020	500	500
	3.150	October 1, 2022	500	500
	3.500	June 1, 2023	500	500
	3.625	March 15, 2024	750	750
	3.375	March 15, 2025	550	550
	3.000	April 1, 2025	500	500
	4.000	December 15, 2026	500	500
	4.200	April 1, 2029	750	–
	4.125	March 15, 2035	450	450
	7.125	May 23, 2036	300	300
	5.875	December 1, 2036	500	500
	5.625	December 1, 2040	500	500
	6.125	January 15, 2041	500	500
	4.900	June 1, 2043	500	500
	5.250	January 15, 2045	500	500
	5.000	April 1, 2049	750	–
Debentures [1]	7.800	February 1, 2027	125	125
Other			33	10

			8,708	8,185
Add net unamortized fair value adjustments			424	444
Less net unamortized debt issue costs			(77)	(55)

			9,055	8,574
Less current maturities			(508)	(1,000)
Less current portion of net unamortized fair value adjustments			–	(1)
Add current portion of net unamortized debt issue costs			6	6

			(502)	(995)

			8,553	7,579

[1]

Each series of notes and debentures is unsecured and has no sinking fund requirements prior to maturity. Each series is redeemable and has various provisions that allow redemption prior to maturity, at our option, at specified prices.

We are subject to certain customary covenants including limitation on liens, merger and change of control covenants, and customary events of default. We were in compliance with these covenants as at December 31, 2019.

114	Nutrien Annual Report 2019	In millions of US dollars except as otherwise noted

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Note 20 Long-Term Debt Continued

The following is a summary of changes in liabilities arising from financing activities:

	Short-Term Debt and Current Portion of Long-Term Debt [1]	Current Portion of Lease Liabilities	Long-Term Debt	Lease Liabilities	Total
Balance – December 31, 2018	1,624	8	7,579	12	9,223
Adoption of IFRS 16 (Note 15)	–	196	–	863	1,059
Debt acquired (Note 4)	145	20	3	91	259
Cash flows [1]	(794)	(184)	1,461	75	558
Reclassifications	500	178	(500)	(178)	–
Foreign currency translation and other non-cash changes	3	(4)	10	(4)	5

Balance – December 31, 2019	1,478	214	8,553	859	11,104

Balance – December 31, 2017	730	–	3,711	–	4,441
Debt acquired in Merger (Note 4)	870	8	4,918	12	5,808
Cash flows [1]	(927)	–	(12)	–	(939)
Reclassifications	1,023	–	(1,023)	–	–
Foreign currency translation and other non-cash changes	(72)	–	(15)	–	(87)

Balance – December 31, 2018	1,624	8	7,579	12	9,223

[1]	Cash inflows and cash outflows are presented on a net basis.

Note 21  Lease Liabilities

We adopted IFRS 16, “Leases” as of January 1, 2019. See Note 15 and 31 for the respective accounting policies, estimates and judgments.

	Rate of Interest (%)	2019	2018
Lease liabilities	3.35	859	12
Current portion of lease liabilities	3.06	214	8

Total		1,073	20

In millions of US dollars except as otherwise noted	Nutrien Annual Report 2019	115

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Note 22  Payables and Accrued Charges

Payables and accrued charges consist primarily of amounts we owe to suppliers and prepayments made by customers planning to purchase our products for the upcoming growing season.

Payables and accrued charges as at December 31 were comprised of:

	2019	2018
Trade accounts	4,016	3,053
Customer prepayments	1,693	1,625
Dividends	258	526
Accrued compensation	434	425
Current portion of asset retirement obligations and accrued environmental costs (Note 24)	148	156
Accrued interest	103	105
Current portion of share-based compensation (Note 6)	118	87
Current portion of derivatives	13	45
Income taxes (Note 9)	43	47
Current portion of pension and other post-retirement benefits (Note 23)	15	13
Other payables and other accrued charges	596	621

	7,437	6,703

Note 23  Pension and Other Post-Retirement Benefits

We offer the following pension and other post-retirement benefits to qualified employees: defined benefit pension plans; defined contribution pension plans; and health, disability, dental and life insurance (referred to as other defined benefit) plans. Substantially all our employees participate in at least one of these plans.

Accounting Policies, Estimates and Judgments

For employee retirement and other defined benefit plans

•	accrued liabilities are recorded net of plan assets;

•	costs including current and past service costs, gains or losses on curtailments and settlements, and remeasurements are actuarially determined on a regular basis using the projected unit credit method; and

•	past service cost is recognized in net earnings at the earlier of i) when a plan amendment or curtailment occurs; or ii) when related restructuring costs or termination benefits are recognized.

Remeasurements, recognized directly in OCI in the period they occur, are comprised of actuarial gains and losses, return on plan assets (excluding amounts included in net interest) and the effect of the asset ceiling (if applicable).

When a plan amendment occurs before a settlement, we recognize past service cost before any gain or loss on settlement.

Defined contribution plan costs are recognized in net earnings for services rendered by employees during the period.

116	Nutrien Annual Report 2019	In millions of US dollars except as otherwise noted

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Note 23 Pension and Other Post-Retirement Benefits Continued

Estimates and judgments are required to determine discount rates, health care cost trend rates, projected salary increases, retirement age, longevity and termination rates. These assumptions are determined by management and are reviewed annually by our independent actuaries.

Our discount rate assumptions are impacted by:

•	the weighted average interest rate at which each pension and other post-retirement plan liability could be effectively settled at the measurement date;

•	country specific rates; and
•	the use of a yield curve approach based on the respective plans’ demographics, expected future pension benefits and medical claims, payments are measured and discounted to determine the present value of the expected future cash flows. The cash flows are discounted using yields on high-quality AA-rated non-callable bonds with cash flows of similar timing where there is a deep market for such bonds. Where we do not believe there is a deep market for such bonds (such as for terms in excess of 10 years in Canada), the cash flows are discounted using a yield curve derived from yields on provincial bonds rated AA or better to which a spread adjustment is added to reflect the additional risk of corporate bonds.

Supporting Information

The significant assumptions used to determine the benefit obligations and expense for our significant plans as at and for the year ended December 31 were as follows:

	Pension		Other
	2019	2018	2019		2018
Assumptions used to determine the benefit obligations [1]:
Discount rate (%)	3.35	4.22	3.20		4.17
Rate of increase in compensation levels (%)	4.66	4.75	n/a		n/a
Medical cost trend rate – assumed (%)	n/a	n/a	4.50 – 6.10	[2]	4.50 – 6.10	[2]
Medical cost trend rate – year reaches ultimate trend rate	n/a	n/a	2037		2037
Mortality assumptions (years) [3]
Life expectancy at 65 for a male member currently at age 65	20.5	20.6	20.3		20.4
Life expectancy at 65 for a female member currently at age 65	22.7	22.8	22.9		22.8
Average duration of the defined benefit obligations [4] (years)	14.61	13.7	15.8		15.1

[1]	The current year’s expense is determined using the assumptions that existed at the end of the previous year.

[2]	We assumed a graded medical cost trend rate starting at 6.10 percent in 2019, moving to 4.50 percent by 2037 (2018 – starting at 6.10 percent, moving to 4.50 percent by 2037).

[3]	Based on actuarial advice in accordance with the latest available published tables, adjusted where appropriate to reflect future longevity improvements for each country.

[4]	Weighted average length of the underlying cash flows.
n/a	= not applicable

Of the most significant assumptions, a change in discount rates has the greatest potential impact on our pension and other post-retirement benefit plans, with sensitivity to change as follows:

		2019		2018
	Change in Assumption	Benefit Obligations	Expense in Earnings Before Income Taxes	Benefit Obligations	Recovery in Loss Before Income Taxes
As reported		2,044	71	1,797	(87)

Discount rate	1.0 percentage point decrease	335	9	271	24
	1.0 percentage point increase	(268)	(11)	(218)	(22)

In millions of US dollars except as otherwise noted	Nutrien Annual Report 2019	117

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Note 23 Pension and Other Post-Retirement Benefits Continued

Description of Defined Benefit Pension Plans

We sponsor defined benefit pension plans as follows:

	Plan Type	Contributions
United States	• non-contributory, • guaranteed annual pension payments for life, • benefits generally depend on years of service and compensation level in the final years leading up to age 65,	• made to meet or exceed minimum funding requirements of the Employee Retirement Income Security Act of 1974 and associated Internal Revenue Service regulations and procedures.

Canada	• benefits available starting at age 55 at a reduced rate, and • plans provide for maximum pensionable salary and maximum annual benefit limits.	• made to meet or exceed minimum funding requirements based on provincial statutory requirements and associated federal taxation rules.

Supplemental Plans in US and Canada for Senior Management	• non-contributory, • unfunded, and • supplementary pension benefits.	• provided for by charges to earnings sufficient to meet the projected benefit obligations, and • payments to plans are made as plan payments to retirees occur.

Our defined benefit pension plans are funded with separate funds that are legally separated from the Company and administered through an employee benefits or management committee in each country, which is composed of our employees. The employee benefits or management committee is required by law to act in the best interests of the plan participants and, in the US and Canada, is responsible for the governance of the plans, including setting certain policies

(e.g., investment and contribution) of the funds. The current investment policy for each country’s plans generally does not include any asset/liability matching strategies or currency hedging strategies. Plan assets held in trusts are governed by local regulations and practice in each country, as is the nature of the relationship between the Company and the trustees and their composition.

118	Nutrien Annual Report 2019	In millions of US dollars except as otherwise noted

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Note 23 Pension and Other Post-Retirement Benefits Continued

Description of Other Post-Retirement Plans

We provide health care plans for certain eligible retired employees in the US, Canada and Trinidad. Eligibility for these benefits is generally based on a combination of age and years of service at retirement. Certain terms of the plans include:

•	coordination with government-provided medical insurance in each country;

•	certain unfunded cost-sharing features such as co-insurance, deductibles and co-payments – benefits subject to change;
•	for certain plans, maximum lifetime benefits;

•	at retirement, the employee’s spouse and certain dependent children may be eligible for coverage;

•	benefits are self-insured and are administered through third-party providers; and

•	generally, retirees contribute towards annual cost of the plans.

We provide non-contributory life insurance plans for certain retired employees who meet specific age and service eligibility requirements.

Risks

The defined benefit pension and other post-retirement plans expose us to broadly similar actuarial risks. The most significant risks include investment risk and interest rate risk as discussed below. Other risks include longevity risk and salary risk.

Investment Risk	A deficit will be created if plan assets underperform the discount rate used in the defined benefit obligation valuation. To mitigate investment risk, we employ:

•  a total return on investment approach whereby a diversified mix of equities and fixed income investments is used to maximize long-term return for a prudent level of risk; and

•  risk tolerance established through careful consideration of plan liabilities, plan funded status and corporate financial condition.

Other assets such as private equity and hedge funds are not used at this time. Our policy is not to invest in commodities, precious metals, mineral rights, bullions, or collectibles. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements and periodic asset/liability studies.

Interest Rate Risk	A decrease in bond interest rates will increase the pension liability; however, this is generally expected to be partially offset by an increase in the return on the plan’s debt investments.

In millions of US dollars except as otherwise noted	Nutrien Annual Report 2019	119

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Note 23 Pension and Other Post-Retirement Benefits Continued

Financial Information

Movements in the pension and other post-retirement benefit assets (liabilities)

	2019			2018
	Obligation	Plan Assets	Net	Obligation	Plan Assets	Net
Balance – beginning of year	(1,797)	1,416	(381)	(1,831)	1,380	(451)
Merger impact [1]	–	–	–	(347)	205	(142)
Components of defined benefit expense recognized in earnings
Current service cost for benefits earned during the year	(40)	–	(40)	(67)	–	(67)
Interest (expense) income	(74)	59	(15)	(77)	62	(15)
Past service cost, including curtailment gains and settlements [2]	–	–	–	157	–	157
Foreign exchange rate changes and other	(29)	13	(16)	39	(27)	12

Subtotal of components of defined benefit (expense) recovery recognized in earnings	(143)	72	(71)	52	35	87

Remeasurements of the net defined benefit liability recognized in OCI during the year
Actuarial gain arising from:
Changes in financial assumptions	(199)	–	(199)	210	–	210
Changes in demographic assumptions	14	–	14	11	–	11
Loss on plan assets (excluding amounts included in net interest)	–	193	193	–	(149)	(149)

Subtotal of remeasurements	(185)	193	8	221	(149)	72

Cash flows
Contributions by plan participants	(5)	5	–	(6)	6	–
Employer contributions	–	21	21	–	53	53
Benefits paid	86	(86)	–	114	(114)	–

Subtotal of cash flows	81	(60)	21	108	(55)	53

Balance – end of year [3]	(2,044)	1,621	(423)	(1,797)	1,416	(381)

Balance comprised of:
Non-current assets
Other assets (Note 18)			25			27
Current liabilities
Payables and accrued charges (Note 22)			(15)			(13)
Non-current liabilities
Pension and other post-retirement benefit liabilities			(433)			(395)

[1]	We acquired Agrium’s pension and other post-retirement benefit obligations, representing the fair values at the acquisition date as described in Note 4.

[2]

In 2018, as part of our continuous assessment of our operations, participation (based on age and years of service) in certain company defined benefit pension and other post-retirement benefit plans was suspended and/or discontinued effective January 1, 2020. As a result, we recognized a Merger-related Defined Benefit Plans Curtailment Gain of $157.

[3]	Obligations arising from funded and unfunded pension plans are $(1,652) and $(392), respectively (2018 – $(1,466) and $(331)). Other post-retirement benefit plans have no plan assets and are unfunded.

120	Nutrien Annual Report 2019	In millions of US dollars except as otherwise noted

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Note 23 Pension and Other Post-Retirement Benefits Continued

Plan Assets

As at December 31, the fair value of plan assets of our defined benefit pension plans, by asset category, were as follows:

	2019			2018
	Quoted Prices in Active Markets for Identical Assets	Other [1]	Total	Quoted Prices in Active Markets for Identical Assets	Other	Total
Cash and cash equivalents	8	112	120	6	54	60
Equity securities and equity funds
US	1	571	572	454	65	519
International	35	62	97	175	65	240
Debt securities [2]	–	698	698	187	329	516
International balanced fund	–	112	112	–	97	97
Other	–	22	22	(25)	9	(16)

Total pension plan assets	44	1,577	1,621	797	619	1,416

[1]

Approximately 60% of the Other plan assets are held in funds whose fair values are estimated as a practical expedient using their net asset value per share. The redemption frequency of these funds is immediate and no notice period is required.

[2]	Debt securities included US securities of 82 percent (2018 – 52 percent), International securities of 18 percent (2018 – 31 percent) and Mortgage-backed securities of Nil percent (2018 – 17 percent).

Letters of credit secured certain of our Canadian unfunded defined benefit plan liabilities as at December 31, 2019.

We expect to contribute approximately $95 to all pension and post-retirement plans during 2020. Total contributions recognized as expense under all defined contribution plans for 2019 was $88 (2018 – $75).

Note 24  Asset Retirement Obligations and Accrued Environmental Costs

A provision is an estimated liability with uncertainty over the timing or amount that will be paid. The most significant asset retirement and environmental remediation provisions relate to costs to restore potash and phosphate sites to their original, or another specified, condition.

Accounting Policies, Estimates and Judgments

Provisions are:

•	measured at the present value of the cash flow expected to be required to settle the obligation; and

•	reviewed at the end of each reporting period for any changes, including the discount rate, foreign exchange rate and amount or timing of the underlying cash flows, and adjusted against the carrying amount of the provision and any related asset; otherwise, it is recognized in net earnings.

As a result of the Merger, we recognized contingent liabilities, which represent additional environmental costs that are present obligations although cash outflows of resources are not probable. These contingent liabilities are subsequently measured at the higher of the amount initially recognized and the best estimate of the discounted underlying cash flows.

Asset retirement obligations and accrued environmental costs include:

•	reclamation and restoration costs at our potash and phosphate mining operations, including management of materials generated by mining and mineral processing, such as various mine tailings and gypsum;

•	land reclamation and revegetation programs;

•	decommissioning of underground and surface operating facilities;

•	general cleanup activities aimed at returning the areas to an environmentally acceptable condition; and

•	post-closure care and maintenance.

In millions of US dollars except as otherwise noted	Nutrien Annual Report 2019	121

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Note 24 Asset Retirement Obligations and Accrued Environmental Costs Continued

Estimates for provisions take into account the following:

•	most provisions will not be settled for a number of years;

•	environmental laws and regulations and interpretations by regulatory authorities could change or circumstances affecting our operations could change, either of which could result in significant changes to current plans; and

•	the nature, extent and timing of current and proposed reclamation and closure techniques in view of present environmental laws and regulations.

It is reasonably possible that the ultimate costs could change in the future and that changes to these estimates could have a material effect on our consolidated financial statements.

We use appropriate technical resources, including outside consultants, to develop specific site closure and post-closure plans in accordance with the requirements of the various jurisdictions in which we operate. Other than certain land reclamation programs, settlement of the obligations is typically correlated with mine life estimates.

Supporting Information

The pre-tax risk-free discount rate, expected cash flow payments and sensitivity to changes in the discount rate on the recorded liability for asset retirement obligations and accrued environmental costs at December 31, 2019 were as follows:

					Discount Rate
	Risk-Free Rate (%) [1]	Cash Flow Payments (years) [2]	Undiscounted Cash Flows	Discounted Cash Flows	+0.5%	-0.5%
Asset retirement obligations					(81)	87
Retail	2.08 – 2.81	1 – 30	11	10
Potash	5.00	40 – 442	650 [3]	70
Phosphate	2.93 – 3.19	1 – 81	853	495
Corporate and Other [4,5]	1.22 – 6.50	1 – 483	864	675
Accrued environmental costs					(14)	17
Retail	1.92 – 4.27	1 – 30	77	72
Corporate and Other	1.47 – 3.02	1 – 28	563	467

[1]	Risk-free discount rates reflect current market assessments of the time value of money and the risks specific to the timing and jurisdiction of the obligation.

[2]	Time frame in which payments are expected to principally occur from December 31, 2019. Changes in years can result from changes to the mine life and/or changes in the rate of tailing volumes.

[3]

Represents total undiscounted cash flows in the first year of decommissioning. This excludes subsequent years of tailings dissolution, fine tails capping, tailings management area reclamation, post reclamation activities and monitoring, and final decommissioning, which are estimated to take an additional 92 to 401 years.

[4]

For nitrogen sites, we have not recorded any asset retirement obligations because no significant asset retirement obligations have been identified or there is no reasonable basis for estimating a date or range of dates of cessation of operations. We considered the historical performance of our facilities as well as our planned maintenance, major upgrades and replacements which can extend the useful lives of our facilities indefinitely.

[5]	Includes certain potash and phosphate sites that are non-operating sites, with the majority of phosphate site payments taking place over the next 81 years.

Following is a reconciliation of asset retirement obligations and accrued environmental costs:

	Asset Retirement Obligations	Accrued Environmental Costs	Total
Balance – December 31, 2018	1,295	534	1,829
Recorded in earnings	39	17	56
Capitalized to property, plant and equipment	5	–	5
Settled during the year	(103)	(16)	(119)
Foreign currency translation and other	18	9	27

Balance – December 31, 2019	1,254	544	1,798

Balance – December 31, 2019 comprised of:
Current liabilities
Payables and accrued charges (Note 22)	123	25	148
Non-current liabilities
Asset retirement obligations and accrued environmental costs	1,131	519	1,650

122	Nutrien Annual Report 2019	In millions of US dollars except as otherwise noted

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Note 24 Asset Retirement Obligations and Accrued Environmental Costs Continued

We are subject to numerous environmental requirements under federal, provincial, state and local laws in the countries in which we operate. We have gypsum stack capping, closure and post-closure obligations through our subsidiaries, PCS Phosphate Company, Inc. in White Springs, Florida and PCS

Nitrogen Inc. in Geismar, Louisiana pursuant to the financial assurance regulatory requirements in those states. The recorded provisions may not necessarily reflect our obligations under these financial assurances.

Note 25  Share Capital

Authorized

We are authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares. The common shares are not redeemable or convertible. The preferred shares may be issued in one or more series with rights and conditions to be determined by the Board of Directors.

Issued

	Number of Common Shares	Share Capital
Balance – December 31, 2018	608,535,477	16,740
Issued under option plans and share-settled plans	474,655	23
Repurchased	(36,067,323)	(992)

Balance – December 31, 2019	572,942,809	15,771

Share repurchase programs

	Board of Directors Approval	Expiry	Maximum Shares for Repurchase
2018 Normal Course Issuer Bid [1]	February 20, 2018	February 22, 2019	50,363,686
2019 Normal Course Issuer Bid [2]	February 20, 2019	February 26, 2020	42,164,420

[1]	On December 14, 2018, the normal course issuer bid was increased to permit the repurchase of up to approximately 8 percent of our outstanding common shares for cancellation.

[2]

On December 2, 2019, the normal course issuer bid was increased to permit the repurchase of up to 7 percent of our outstanding common shares for cancellation. Purchases of common shares can expire earlier than the date above if the maximum number of common shares allowable is acquired earlier or we otherwise decide not to make any further repurchases.

Purchases under the normal course issuer bids were, or may be, made through open market purchases at market prices as well as by other means permitted by applicable securities regulatory authorities, including private agreements.

The following table summarizes our share repurchases:

	2019	2018
Common shares repurchased for cancellation	36,067,323	36,332,197
Average price per share	52.07	50.97
Total cost	1,878	1,852

As of February 19, 2020, an additional 2,214,780 common shares were repurchased for cancellation at a cost of $95 and an average price per share of $42.84.

Dividends declared

Dividends declared for the years ended December 31 were as follows:

	2019		2018
Declared	Per Share	Declared	Per Share
May 10, 2019	0.43	February 20, 2018	0.40
July 30, 2019	0.45	May 23, 2018	0.40
December 13, 2019	0.45	July 19, 2018	0.40
		November 5, 2018	0.43
		December 14, 2018	0.43

	1.33		2.06

Subsequent to year-end, our Board of Directors declared a quarterly dividend of $0.45 per share payable on April 16, 2020 to shareholders of record on March 31, 2020. The total estimated dividend to be paid is $257.

In millions of US dollars except as otherwise noted	Nutrien Annual Report 2019	123

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Note 26  Capital Management

The objective of our capital allocation policy is to balance the return of capital to our shareholders, improvements in the efficiency of our existing assets, and delivery on our growth opportunities, while maintaining a strong balance sheet and flexible capital structure to optimize the cost of capital at an acceptable level of risk. Our goal is to pay a stable and growing dividend with a target payout that represents 40 to 60 percent of free cash flow after sustaining capital through the agricultural cycle.

We monitor our capital structure and, based on changes in economic conditions, may adjust the structure by adjusting the amount of dividends paid to shareholders, repurchasing shares, issuing new shares, issuing new debt or retiring existing debt.

We use a combination of short-term and long-term debt to finance our operations. We typically pay floating rates of interest on short-term debt and credit facilities, and fixed rates on notes and debentures.

Adjusted net debt and adjusted shareholders’ equity are included as components of our capital structure. The calculation of adjusted net debt, adjusted shareholders’ equity and adjusted capital are set out in the following table:

	2019	2018
Short-term debt	976	629
Current portion of long-term debt	502	995
Current portion of lease liabilities	214	8
Long-term debt	8,553	7,579
Lease liabilities	859	12

Total debt	11,104	9,223
Cash and cash equivalents	(671)	(2,314)

Net debt	10,433	6,909
Unamortized fair value adjustments	(424)	(444)

Adjusted net debt	10,009	6,465

Total shareholders’ equity	22,869	24,425
Accumulated other comprehensive loss	251	291

Adjusted shareholders’ equity	23,120	24,716

Adjusted capital	33,129	31,181

We monitor the following ratios:

	2019	2018
Adjusted net debt to adjusted EBITDA	2.5	1.6
Adjusted EBITDA to adjusted finance costs	8.0	8.1
Adjusted net debt to adjusted capital (%)	30.2	20.7

124	Nutrien Annual Report 2019	In millions of US dollars except as otherwise noted

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Note 26 Capital Management Continued

Other components of ratios above are calculated as follows:

	2019	2018
Net earnings (loss) from continuing operations	992	(31)
Finance costs	554	538
Income tax expense (recovery)	316	(93)
Depreciation and amortization	1,799	1,592

EBITDA	3,661	2,006
Impairment of assets	120	1,809
Merger and related costs	82	170
Acquisition and integration related costs	16	–
Share-based compensation	104	116
Foreign exchange loss (gain), net of derivatives	42	(10)
Defined Benefit Plans Curtailment Gain	–	(157)

Adjusted EBITDA	4,025	3,934

	2019	2018
Finance costs	554	538
Unwinding of discount on asset retirement obligations	(54)	(51)
Borrowing costs capitalized to property, plant and equipment	18	12
Interest on net defined benefit pension and other post-retirement plan obligations	(15)	(15)

Adjusted finance costs	503	484

We maintain a base shelf prospectus, which permits issuance through April 2020 in Canada and the US, of common shares, debt, and other securities up to $11,000. Issuance of securities under the base shelf prospectus requires filing a prospectus supplement and is subject to the availability of funding in capital markets. During the year ended December 31, 2019, we filed a prospectus supplement to issue $1,500 of notes, as discussed in Note 20.

Note 27  Commitments

A commitment is a legally binding and enforceable agreement to purchase goods or services in the future. The amounts below reflect our commitments based on current expected contract prices.

Refer to Note 31 for details pertaining to the impact of the adoption of IFRS 16 in 2019 and Note 15 for the discussion related to the accounting policies, estimates and judgments.

Supporting Information

Minimum future commitments under these contractual arrangements were as follows at December 31, 2019:

	Lease Liabilities [1]	Long-Term Debt [1]	Purchase Commitments	Capital Commitments	Other Commitments	Total
Within 1 year	249	894	877	43	118	2,181
1 to 3 years	364	1,268	766	7	137	2,542
3 to 5 years	234	1,923	438	–	58	2,653
Over 5 years	455	10,307	209	–	124	11,095

Total	1,302	14,392	2,290	50	437	18,471

[1]	Includes principal portion and estimated interest.

In millions of US dollars except as otherwise noted	Nutrien Annual Report 2019	125

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Note 27 Commitments Continued

Purchase Commitments

In 2018, we entered into a new long-term natural gas purchase agreement in Trinidad, that began January 1, 2019 and is set to expire December 31, 2023. The contract provides for prices that vary primarily with ammonia market prices, and annual escalating floor prices. The commitments included in the foregoing table are based on floor prices and minimum purchase quantities.

Profertil has long-term gas contracts denominated in US dollars which expire in 2021, which account for virtually all of Profertil’s gas requirements. YPF S.A., our joint venture partner in Profertil, supplies approximately 70 percent of the gas under these contracts.

The Carseland facility has a power co-generation agreement, expiring on December 31, 2026, which provides 60 megawatt-hours of power per hour. The price for the power is based on a fixed charge adjusted for inflation and a variable charge based on the cost of natural gas provided to the facility for power generation.

Agreements for the purchase of sulfur for use in production of phosphoric acid provide for specified purchase quantities and prices based on market rates at the time of delivery. Commitments included in the foregoing table are based on expected contract prices.

As part of the agreement to sell the Conda Phosphate operations (“CPO”), we entered into long-term strategic supply and offtake agreements which extend to 2023. Under the terms of the supply and offtake agreements, we will supply 100 percent of the ammonia requirements of CPO and purchase 100 percent of the monoammonium phosphate (“MAP”) product produced at CPO. The MAP production is estimated at 330,000 tonnes per year.

Other Commitments

Other commitments consist principally of pipeline capacity, technology service contracts, throughput and various rail and vessel freight contracts, the latest of which expires in 2026, and mineral lease commitments, the latest of which expires in 2038.

Note 28  Guarantees

Accounting Policies

Guarantees are not recognized in the consolidated balance sheets, but are disclosed and include contracts or indemnifications that contingently require us to make payments to the guaranteed party based on:

•	changes in the underlying contract or indemnification;
•	another entity’s failure to perform under an agreement; and

•	failure of a third party to pay its indebtedness when due.

Supporting Information

In the normal course of business, we provide indemnification agreements to counterparties in transactions such as purchase and sale contracts, service agreements, director/officer contracts and leasing transactions. The terms of these indemnification agreements

•	may require us to compensate counterparties for costs incurred as a result of various events, including environmental liabilities and changes in (or in the interpretation of) laws and regulations, or as a result of litigation claims or statutory sanctions that may be suffered by a counterparty as a consequence of the transaction;

•	will vary based upon the contract, the nature of which prevents us from making a reasonable estimate of the maximum potential amount that it could be required to pay to counterparties; and

•	have not historically resulted in any significant payments by Nutrien and, as at December 31, 2019, no amounts have been accrued in the consolidated financial statements (except for accruals relating to the underlying potential liabilities).

We directly guarantee certain commitments of our investee (such as railcar leases) under certain agreements with third parties. We would be required to perform on these guarantees in the event of default by the investee. No material loss is anticipated by reason of such agreements and guarantees.

126	Nutrien Annual Report 2019	In millions of US dollars except as otherwise noted

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Note 29  Related Party Transactions

We transact with a number of related parties, the most significant being with our associates and joint ventures, key management personnel and post-employment benefit plans.

Supporting Information

Sale of Goods

We sell potash from our Canadian mines for use outside Canada and the US exclusively to Canpotex. Sales are at prevailing market prices and are settled on normal trade terms. Sales to Canpotex for the year ended December 31, 2019 were $1,625 (2018 – $1,657). Canpotex’s proportionate sales volumes by geographic area are shown in Note 3.

The receivable outstanding from Canpotex is shown in Note 13 and arose from sale transactions described above. It is unsecured and bears no interest. There are no provisions held against this receivable.

Receivables from equity holders of our equity-accounted investees

For certain equity holders of our other equity-accounted investees, we have provided loans which have an outstanding balance at December 31, 2019 of $1 (2018 – $Nil). There are no provisions held against these receivables.

Key Management Personnel Compensation

Compensation to key management personnel was comprised of:

	2019	2018
Salaries and other short-term benefits	15	19
Share-based compensation	31	53
Post-employment benefits	3	3
Termination benefits	12	23

	61	98

Transactions with Post-Employment Benefit Plans

Disclosures related to our post-employment benefit plans are shown in Note 23.

Note 30  Contingencies and Other Matters

Contingent liabilities, which are not recognized in the consolidated financial statements but may be disclosed, are possible obligations as a result of uncertain future events outside of our control, or present obligations not recognized because the amount cannot be sufficiently measured or payment is not probable.

Accounting Estimates and Judgments

The following judgments are required to determine our exposure to possible losses and gains related to environmental matters and other various claims and lawsuits pending:

•	prediction of the outcome of uncertain events (i.e., being virtually certain, probable, remote or undeterminable);

•	determination of whether recognition or disclosure in the consolidated financial statements is required; and
•	estimation of potential financial effects.

Where no amounts are recognized, such amounts are contingent and disclosure may be appropriate. While the amount disclosed in the consolidated financial statements may not be material, the potential for large liabilities exists and, therefore, these estimates could have a material impact on our consolidated financial statements.

In millions of US dollars except as otherwise noted	Nutrien Annual Report 2019	127

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Note 30 Contingencies and Other Matters Continued

Supporting Information

Canpotex

Nutrien is a shareholder in Canpotex, which markets Canadian potash outside of Canada and the US. Should any operating losses or other liabilities be incurred by Canpotex, the shareholders have contractually agreed to reimburse it in proportion to each shareholder’s productive capacity. Through December 31, 2019, there were no such operating losses or other liabilities.

Mining Risk

The risk of underground water inflows and other underground risks is insured on a limited basis, subject to insurance market availability.

Legal and Other Matters

We are engaged in ongoing site assessment and/or remediation activities at a number of facilities and sites. Anticipated costs associated with these matters are added to accrued environmental costs in the manner described in Note 24.

Environmental Remediation

We have established provisions for environmental site assessment and/or remediation matters to the extent that expenses associated with those matters we consider likely to be incurred. Except for the uncertainties described below, we do not believe that our future obligations with respect to these matters are reasonably likely to have a material adverse effect on our consolidated financial statements.

Legal matters with significant uncertainties include the following:

•	The United States Environmental Protection Agency (“US EPA”) has an ongoing enforcement initiative directed at the phosphate industry related to the scope of an exemption for mineral processing wastes under the US Resource Conservation and Recovery Act (“RCRA”). This initiative affects the Conda Phosphate plant previously owned by Nu-West Industries, Inc. (“Nu-West”), a wholly owned subsidiary of Agrium, and the Nutrien phosphoric acid facilities in Aurora, North Carolina; Geismar, Louisiana; and White Springs, Florida. All of these facilities received US EPA notices of violation (“NOVs”) that remain outstanding for alleged violations of RCRA and various other environmental laws. Notwithstanding the sale of the Conda Phosphate operations in January 2018, Nu-West remains responsible for environmental liabilities attributable to its historic activities and for resolution of the NOVs. All of the facilities have been and continue to be involved in ongoing discussions with the US EPA, the US Department of Justice and the related state agencies to resolve these matters. Due to the nature of the allegations, we are uncertain as to how the matters will be resolved. Based on settlements with other members of the phosphate industry, we expect that a resolution could involve any or all of the following: 1) penalties, which we currently believe will not be material; 2) modification of certain operating practices; 3) capital improvement projects; 4) providing financial assurance for the future closure, maintenance and monitoring costs for the phosphogypsum stack system; and, 5) addressing findings resulting from RCRA section 3013 site investigations undertaken voluntarily in response to the NOVs.

•	In August 2015, the US EPA finalized amendments to the hazardous air pollutant emission standards for phosphoric acid manufacturing and phosphate fertilizer production (“Final Rule”). Required emissions testing at our Aurora facility in 2016 indicated alleged exceedances of the mercury emission limits that were established by the Final Rule. We have communicated with the relevant agencies about this issue and petitioned the US EPA to reconsider the mercury emission limits. The facility also entered into an agreed order with the North Carolina Department of Environmental Quality in November 2016 to resolve the alleged mercury exceedances and provide a plan and schedule for evaluating alternative compliance strategies. Given the pending legal issues and our evaluation of alternative compliance strategies, the resulting cost of compliance with the various provisions of the Final Rule cannot be predicted with reasonable certainty at this time.

•	We operate in countries that are parties to the Paris Agreement adopted in December 2015 pursuant to the United Nations Framework Convention on Climate Change. Each country that is a party to the Paris Agreement submitted an Intended Nationally Determined Contribution (“INDC”) toward the control of greenhouse gas emissions. The impacts on our operations of these INDCs and other national and local efforts to limit or tax greenhouse gas emissions cannot be determined with any certainty at this time.

In addition, various other claims and lawsuits are pending against the Company in the ordinary course of business. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, we believe that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on our consolidated financial statements.

128	Nutrien Annual Report 2019	In millions of US dollars except as otherwise noted

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Note 30 Contingencies and Other Matters Continued

The breadth of our operations and the global complexity of tax regulations require assessments of uncertainties and judgments in estimating the taxes we will ultimately pay. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions, outcomes of tax litigation and resolution of disputes arising from federal, provincial, state and local tax audits. The resolution of these uncertainties and the associated final taxes may result in adjustments to our tax assets and tax liabilities.

We own facilities that have been either permanently or indefinitely shut down. We expect to incur nominal annual expenditures for site security and other maintenance costs at some of these facilities. Should the facilities be dismantled, certain other shutdown-related costs may be incurred. Such costs are not expected to have a material adverse effect on our consolidated financial statements and would be recognized and recorded in the period in which they are incurred.

Note 31  Accounting Policies, Estimates and Judgments

Accounting Policies, Estimates and Judgments

The following table discusses the significant accounting policies, estimates, judgments and assumptions, in addition to those disclosed elsewhere in these consolidated financial statements, that we have adopted and made and how they affect the amounts reported in the consolidated financial statements. Certain of our policies involve accounting estimates and judgments because they require us to make subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

Topic	Accounting Policies	Accounting Estimates and Judgments
Principles of Consolidation

These consolidated financial statements include the accounts of the Company and entities we control. We have control if we have:

•  power over the investee to direct its relevant activities;

•  exposure, or rights, to variable returns from involvement with the investee; and

•  the ability to use our power over the investee to affect the amount of our returns.

Judgment involves:

•  assessing control, including if we have the power to direct the relevant activities of the investee; and

•  determining the relevant activities and the party that controls them.

Consideration is given to:

•  voting rights;

•  the relative size and dispersion of the voting rights held by other shareholders;

•  the extent of participation by those shareholders in appointing key management personnel or board members;

•  the right to direct the investee to enter into transactions for our benefit; and

•  the exposure, or rights, to variability of returns from the Company’s involvement with the investee.

The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether we control another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

In millions of US dollars except as otherwise noted	Nutrien Annual Report 2019	129

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Note 31 Accounting Policies, Estimates and Judgments Continued

Topic	Accounting Policies		Accounting Estimates and Judgments
Principles of Consolidation (continued)	Principal (wholly owned) Operating Subsidiaries:	Location	Principal Activity

	Potash Corporation of Saskatchewan Inc.	Canada	Mining and/or processing of crop nutrient products and corporate functions
	Agrium Inc.	Canada	Manufacturer and distributor of crop nutrients and corporate functions
	Agrium Canada Partnership	Canada	Manufacturer and distributor of crop nutrients
	Agrium Potash Ltd.	Canada	Manufacturer and distributor of crop nutrients
	Agrium U.S. Inc.	United States	Manufacturer and distributor of crop nutrients
	Cominco Fertilizer Partnership	United States	Manufacturer and distributor of crop nutrients
	Landmark Operations Ltd.	Australia	Crop input retailer
	Nutrien Ag Solutions (Canada) Inc.	Canada	Crop input retailer
	Nutrien Ag Solutions, Inc.	United States	Crop input retailer
	PCS Nitrogen Fertilizer, LP	United States	Production of nitrogen products in the United States
	PCS Nitrogen Trinidad Limited	Trinidad	Production of nitrogen products in Trinidad
	PCS Phosphate Company, Inc.	United States	Mining and/or processing of phosphate products
	Phosphate Holding Company, Inc.	United States	Mining and/or processing of phosphate products and production of nitrogen products in the United States
Intercompany balances and transactions are eliminated on consolidation.

Long-Lived Asset Impairment

To assess impairment, assets are grouped at the smallest levels for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets or groups of assets (this can be at the asset or CGU level).

At the end of each reporting period, we review conditions to determine whether there is any indication that an impairment exists that could potentially impact the carrying amounts of both our long-lived assets (including property, plant and equipment, and investments) to be held and used and our identifiable intangible assets and goodwill. When such indicators exist, impairment testing is performed. Regardless, goodwill is tested at least annually (in the fourth quarter).

Where impairment indicators exist for the asset or CGU:

•  the recoverable amount is estimated (the higher of FVLCD and value in use);

•  to assess value in use, the estimated future cash flows are discounted to their present value (using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which the estimates of future cash flows have not been adjusted);

•  the impairment loss is the amount by which the carrying amount exceeds its recoverable amount; and

Estimates and judgment involves:

•  identifying the appropriate asset or CGU;

•  determining the appropriate discount rate for assessing the recoverable amount; and

•  making assumptions about future sales, market conditions, terminal growth rates and cash flow forecasts over the long-term life of the assets or CGUs.

We cannot predict if an event that triggers impairment will occur, when it will occur or how it will affect reported asset amounts. Asset impairment amounts previously recorded could be affected if different assumptions were used or if market and other conditions change. Such changes could result in non-cash charges materially affecting our consolidated financial statements.

Impairments were recognized during 2019 and 2018 as shown in Note 15 and Note 16.

At December 31, 2019, we reviewed our Phosphate CGUs for impairment triggers. For our Aurora CGU, we used judgment in assessing possible indicators of impairment including expected mine life, supply and demand variables and expected benchmark prices. Based on our assessment, there were no impairment triggers. For our White Springs CGU, we identified an impairment trigger due to deteriorating price expectations and the expected remaining mine life. We completed an impairment analysis and determined that there was no impairment in excess of the $250 impairment loss previously recorded at December 31, 2017.

130	Nutrien Annual Report 2019	In millions of US dollars except as otherwise noted

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Note 31 Accounting Policies, Estimates and Judgments Continued

Topic	Accounting Policies	Accounting Estimates and Judgments
Long-Lived Asset Impairment (continued)

•  the impairment loss is allocated first to reduce the carrying amount of any related goodwill and then pro rata to each asset in the unit (on the basis of the carrying amount).

Non-financial assets, other than goodwill, that previously suffered an impairment loss are reviewed at each reporting date for possible reversal of the impairment.

The following table highlights for White Springs CGU sensitivities to the recoverable amount which could result in additional impairment losses or reversals of previously recorded losses:
		Key Assumptions	Potential Change (percent)	Increase (Decrease) to Recoverable Amount
		Sales prices	±1.0	±20
		Forecasted EBITDA over forecast period	±5.0	±20
		Discount rate	±0.5	±10

Fair Value Measurements

Fair value measurements are categorized into levels based on the degree to which inputs are observable and their significance:

•  Level 1 – Unadjusted quoted prices (in active markets accessible at the measurement date for identical assets or liabilities).

•  Level 2 – Quoted prices (in markets that are not active or based on inputs that are observable for substantially the full term of the asset or liability).

•  Level 3 – Prices or valuation techniques that require inputs that are both unobservable and significant to the overall measurement.

Fair value estimates:

•  are at a point-in-time and may change in subsequent reporting periods due to market conditions or other factors;

•  can be determined using multiple methods, which can cause values (or a range of reasonable values) to differ; and

•  may require assumptions about costs/prices over time, discount and inflation rates, defaults and other relevant variables.

Determination of the level hierarchy is based on our assessment of the lowest level input that is significant to the fair value measurement and is subject to estimation and judgment.

Restructuring Charges

Plant shutdowns, sales of business units or other corporate restructurings may trigger restructuring charges. Incremental costs for employee termination, contract termination and other exit costs are recognized as a liability and an expense when:

•  a detailed formal plan for restructuring has been demonstrably committed to;

•  withdrawal is without realistic possibility; and

•  a reliable estimate can be made.

Restructuring activities are complex, can take several months to complete and usually involve reassessing estimates throughout the process.

Foreign Currency Transactions

Items included in our consolidated financial statements and those of our subsidiaries are measured using the currency of the primary economic environment in which the individual entity operates (the “functional currency”).

The consolidated financial statements are presented in US dollars, which was determined to be the functional currency of the Company and the majority of our subsidiaries. In determining the functional currency of our operations, we primarily considered the currency that determines the pricing of transactions rather than focusing on the currency in which transactions are denominated.

In millions of US dollars except as otherwise noted	Nutrien Annual Report 2019	131

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Note 31 Accounting Policies, Estimates and Judgments Continued

Topic	Accounting Policies	Accounting Estimates and Judgments
Foreign Currency Transactions (continued)

Foreign exchange gains and losses resulting from the settlement of foreign currency transactions, and from the translation at period-end of monetary assets and liabilities denominated in foreign currencies, are recognized and presented in the consolidated statements of earnings within other expenses, as applicable, in the period in which they arise.

Translation differences from non-monetary assets and liabilities carried at fair value are recognized changes in fair value. Translation differences on non-monetary financial assets such as investments in equity securities classified as FVTOCI are included in OCI. Non-monetary assets measured at historical cost are translated at the average monthly exchange rate prevailing at the time of the transaction, unless the exchange rate in effect on the date of the transaction is available and it is apparent that such rate is a more suitable measurement.

Standards, Amendments and Interpretations Effective and Applied

The International Accounting Standards Board (“IASB”) and IFRS Interpretations Committee (“IFRIC”) have issued certain standards and amendments or interpretations to existing standards that were effective and we have applied. The standards disclosed below had a material impact or disclosure impact on our consolidated financial statements.

Standard	Description	Impact
IFRS 16, Leases

Issued to supersede IAS 17 and related standards, we are required to apply a new model for lessee accounting under which all leases will be recorded as a ROU asset on the balance sheet and a corresponding lease liability. Lease costs will be recognized in the income statement over the lease term as depreciation of the ROU asset and finance charges on the lease liability.

ROU assets represent the right to use an asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from a lease. ROU assets and liabilities are recognized at commencement of a lease based on the present value of lease payments over the lease term. The standard requires capitalizing the lease payments and expected residual value guarantees over the initial non-cancellable period plus periods covered by renewal, purchase and termination options where such are reasonably certain of exercise. The standard requires capitalization using the interest rate implicit in the lease at commencement, or if the implicit rate is not available, an incremental borrowing rate, adjusted for term, security, asset value, and the borrower’s economic environment.

We adopted IFRS 16 effective January 1, 2019, using the modified retrospective method, which in our case resulted in prospective application as there was no impact to opening retained earnings on transition. Under this method of adoption, we measured the ROU asset equal to the lease liability and used our incremental borrowing rate to determine the present value of future lease payments. We have chosen to apply practical expedients, including the use of a single discount rate for a portfolio of leases with reasonably similar characteristics, reliance on previous assessments as to whether lease contracts are onerous, exclusion of initial direct costs in measuring ROU assets at the date of initial application, the election not to separate non-lease components and instead to account for lease and non-lease components as a single arrangement, recognition exemptions for short-term and low-value leases, use of hindsight in assessing lease terms and grandfathering of the lease definition on transition.

Until January 1, 2019, substantially all of our leases were classified as operating leases under IAS 17, “Leases”, with payments expensed on a straight-line basis over the lease term.

132	Nutrien Annual Report 2019	In millions of US dollars except as otherwise noted

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Note 31 Accounting Policies, Estimates and Judgments Continued

IFRS 16, Leases (continued)

The following table summarizes the impact of adopting IFRS 16 on the consolidated financial statements:

	December 31, 2018	IFRS 16 Adjustment	January 1, 2019
Property, plant and equipment – ROU assets [1]	46	1,059	1,105
Lease liabilities, including current portion	20	1,059	1,079

Undiscounted operating lease commitments at December 31, 2018			1,087
Operating lease commitments that did not qualify as leases under IFRS 16			(150)
Extension options reasonably certain to be exercised			297
Effect of discounting using the incremental borrowing rate at January 1, 2019 [2]			(175)

Discounted operating lease commitments at January 1, 2019 [2]			1,059
Finance lease liabilities at December 31, 2018			20

Total lease liabilities at January 1, 2019			1,079

[1]	Balances as at December 31, 2018 reflect finance leases that were included in property, plant and equipment.

[2]	When measuring lease liabilities, we discounted lease payments using our incremental borrowing rate at January 1, 2019. The weighted average rate applied was 3.52 percent.

Refer to Note 15 and Note 21 for additional information relating the adoption of IFRS 16.

We have adopted the following amended standards and interpretations with no material impact on our consolidated financial statements:

•	IFRIC 23, Uncertainty Over Income Tax Treatments

•	Amendments to IAS 28, Long-term Interests in Associates and Joint Ventures

•	Amendments to IAS 19, Employee Benefits

•	Amendments to IFRS 3, Business Combinations

•	Amendments to IAS 12, Income Taxes

•	Amendments to IAS 23, Borrowing Costs

Standards, Amendments and Interpretations Not Yet Effective and Not Applied

The IASB and IFRIC have issued the following standards, amendments or interpretations to existing standards that were not yet effective and not applied as at December 31, 2019. The following amended standards are not expected to have a material impact on our consolidated financial statements:

•	Conceptual Framework for Financial Reporting

•	Amendments to IAS 1 and IAS 8, Definition of Material

•	Amendments to IFRS 3, Business Combinations, Definition of a business

The following amended standards and interpretations are being reviewed to determine the potential impact on our consolidated financial statements:

•	IFRS 17, Insurance Contracts

In millions of US dollars except as otherwise noted	Nutrien Annual Report 2019	133

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Terms and

Definitions

Terms

AECO	Alberta Energy Company, Canada

Argus	Argus Media group, UK

CRU	CRU International limited, UK

Doane	Doane University, USA

FAO or FAOSTAT	Food and Agriculture Organization of the United Nations, Italy

Fertecon	Fertecon Limited, UK

IFA	International Fertilizer Industry Association, France

IMEA	Instituto Mato-Grossense De Economia Agropecuária, Brazil

Moody’s	Moody’s Corporation (NYSE: MCO), USA

NYMEX	New York Mercantile Exchange, USA

NYSE	New York Stock Exchange, USA

PNW	Pacific Northwest, USA

S&P	Standard & Poor’s Financial Services LLC, USA

TSX	Toronto Stock Exchange, Canada

USDA	United States Department of Agriculture, USA

CDN	Canadian dollar

USD	United States dollar

AUD	Australian dollar

Scientific Terms

Potash	KCI	potassium chloride, 60-63.2% K2 O (solid)

Nitrogen	NH3	ammonia (anhydrous), 82.2% N (liquid)

	UAN	nitrogen solutions, 28-32% N (liquid)

Phosphate	MGA	merchant grade acid, 54% P2 O5 (liquid)

	DAP	diammonium phosphate, 46% P2 O5 (solid)

	MAP	monoammonium phosphate, 52% P2 O5 (solid)

	SPA	superphosphoric acid, 70% P2 O5 (liquid)

	AS	ammonium sulfate (solid)

Product Measures

K2 O tonne	Measures the potassium content of products having different chemical analyses

N tonne	Measures the nitrogen content of products having different chemical analyses

P2 O5 tonne	Measures the phosphorus content of products having different chemical analyses

Product tonne	Standard measure of the weights of all types of potash, nitrogen and phosphate products

134	Nutrien Annual Report 2019

Overview	Management’s Discussion & Analysis	Two Year Highlights	Financial Statements	Other Information

Definitions

Brownfield	New project expanding or developing an existing facility or operation

Capital deployment	Cash outlays for property, plant and equipment, intangible assets, business acquisitions (net of cash acquired), investments, dividends and repurchase of common shares.

Community Investment	Represents cash disbursements, matching of employee gifts and in-kind contributions of equipment, goods and services and employee volunteerism (on corporate time).

Compound Annual Growth Rate

Represents the rate of return that would be required for an investment to grow from its beginning balance to its ending balance assuming the profits were reinvested at the end of each year of the investment’s lifespan.

Environmental Incidents

Number of incidents includes release quantities that exceed the US Comprehensive Environmental Response, Compensation, and Liability Act limits, in Potash facilities any release that exceeds Saskatchewan Release Limits (based on the Saskatchewan Environmental Code), non-compliance incidents that exceed $10,000 in costs to reach compliance or enforcement actions with fines exceeding $1,000.

Employee Turnover Rate

The number of permanent employees who left the Company (due to deaths and voluntary and involuntary terminations, and excluding announced workforce reductions) as a percentage of average total employees during the year. Terminations of temporary employees are excluded.

Investing Capital

Capital for significant expansions of current operations or to create cost savings (synergies), including capitalized interest. Investing capital excludes capital outlays for business acquisitions and equity-accounted investees.

Greenfield capacity	New operation built on undeveloped site

Latin America	South America, Central America, Caribbean and Mexico

Lost-Time Injury Frequency

Total lost-time injuries for every 200,000 hours worked for all Nutrien employees, contractors and others on site. Calculated as the total lost-time injuries multiplied by 200,000 hours worked divided by the actual number of hours worked.

Merger

The merger of equals transaction between PotashCorp and Agrium completed effective January 1, 2018, pursuant to which PotashCorp and Agrium combined their businesses pursuant to a statutory plan of arrangement under the Canada Business Corporations Act and became wholly owned subsidiaries of Nutrien Ltd.

Mmt	Million metric tonnes

North America	Canada and the US

Offshore	All markets except Canada and the US

Sustaining Capital	Sustaining capital expenditures are required to sustain operations at existing levels and include major repairs and maintenance and plant turnarounds.

Taxes and Royalties

Includes tax and royalty amounts on an accrual basis calculated as: current income tax expense from continuing and discontinued operations minus investment tax credits and realized excess tax benefit related to share-based compensation plus potash production tax, resource surcharge, royalties, municipal taxes and other miscellaneous taxes.

Total Recordable Injury Frequency

Total recordable injuries for every 200,000 hours worked for all Nutrien employees, contractors and others on site. Calculated as the total recordable injuries multiplied by 200,000 hours worked divided by the actual number of hours worked.

Total Shareholder Return	Return on investment in Nutrien shares from the time the investment is made based on two components: (1) growth in share price and (2) return from reinvested dividend income on the shares.

Working Capital Ratio	Current assets divided by current liabilities.

Nutrien Annual Report 2019	135

Overview	Management’s Discussion & Analysis	Two Year Highlights & Terms	Financial Statements	Other Information

Board

of Directors

Senior

Management

136	Nutrien Annual Report 2019

Shareholder

Information

Dividends	Ownership	Common Share Prices

Dividend amounts paid to shareholders residing in Canada are adjusted by the exchange rate applicable on the dividend record date. Dividends are normally paid in January, April, July and October with record dates normally set approximately three weeks in advance of the payment date. Future cash dividends will be paid out of, and are conditioned upon, the company’s available earnings. Shareholders who wish to have their dividends deposited directly to their bank accounts should contact the transfer agent and registrar, AST Trust Company (Canada).	On February 19, 2020, there were 519 holders of record of the company’s common shares.	The company’s common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange. Nutrien is included in the S&P/TSX 60 and the S&P/TSX Composite indices.

Offices

Nutrien’s registered head office is:	It also has corporate offices at:
Suite 500, 122 – 1st Avenue South Saskatoon, Saskatchewan Canada S7K 7G3	13131 Lake Fraser Drive SE Calgary, Alberta Canada T2J 7E8	5296 Harvest Lake Drive Loveland, Colorado US 80538

Investor Relations

Investor Relations Department

Email	investors@nutrien.com
Phone	(403) 225-7451

Transfer Agent

You can contact AST Trust Company (Canada), the corporation’s transfer agent, as follows:

Phone	1-800-387-0825
(toll-free within Canada and the US)
1-416-682-3860
(from any country other than Canada and the US)

Fax	1-514-985-8843
(all countries)

Mail	P.O. Box 1
320 Bay Street
Toronto, ON M5H 4A6

Website	www.astfinancial.com

NYSE Corporate Governance

The certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our 2019 Annual Report on Form 40-F.

Nutrien™

Nutrien.com

Facebook.com/Nutrienltd

Twitter.com/Nutrienltd